Game Plan: Set in Motion

2008 ANNUAL REPORT



AMERICAN CAMPUS COMMUNITIES



Dear Fellow Shareholder,

When we took American Campus Communities public in 2004, the student housing sector was an obscure real estate niche largely ignored by Wall Street and institutional capital. Many didn't understand our business—the challenges or the opportunities. Some had outright misperceptions formed by their own college housing experience decades ago. A lack of familiarity led many to believe student housing should be valued at a discount to other real estate sectors. And, companies within the industry offered conflicting messages on how to be successful, creating further confusion among potential investors.

For our first three years as a public company, we've used this forum and numerous investor mediums to discuss our vision. Communicating what we believe are the fundamentals of our sector, the keys to long-term success and our strategic plan for long-term value creation. A plan that revolves around a disciplined investment strategy; continual refinement of our proprietary, highly specialized operating platform; and, to paraphrase our mission statement, "a unique understanding of the business and an unrelenting commitment to students, parents and universities...that drives us to be the nation's premier student housing company." We've also discussed how the passion and enthusiasm of our staff has always been, and will continue to be, our greatest asset.

As we look at 2008 in review, it seems emerging economic woes caused many of our competitors to experience decreases in occupancy and/or rental rates, diminishing net operating income, and minimal growth due to balance sheet constraints and lack of liquidity. In each of these areas, ACC distinguished itself and continued to produce solid operational and financial results. We laid the foundation for meaningful internal and external growth, while simultaneously managing our balance sheet—putting us in position to execute when others are not as fortunate. In short, our vision and plan remain intact and we believe we're well positioned for the future.

Operationally, our fall 2008 same-store occupancy increased from 95.5% to 96.3% over fall 2007. In addition to occupancy gains, the same-store portfolio experienced rental rate growth for the 2008/09 academic term of 3.4%. We achieved same-store NOI growth for each quarter when compared to the same quarter the prior year: 6.3% for Q1, 5.8% for Q2, 4.0% for Q3 and 6.0% for Q4. On our full-year, same-store property grouping, we realized same-store NOI growth of 3.3% over 2007. These same-store NOI growth figures for 2008 exclude $0.4 million in hurricane damage costs incurred in the third quarter 2008. We also leased our development assets placed into service in 2008 to 99%. And we increased third-party management revenues by 133% over the prior year. These results are impressive on their own, but considering they were accomplished in a challenging economic environment while integrating a $1 billion acquisition, makes them all the more commendable.

2008 was a monumental year on the growth front, one we believe will set the stage for substantial increases in ACC's long-term net asset value. In June, we completed the GMH Communities Trust acquisition valued at approximately $1 billion. The transaction represented a unique opportunity to acquire what we believe was an under-managed portfolio with significant upside. These 40 assets are largely consistent with our long-standing investment criteria and offer opportunities for occupancy gains and rental rate appreciation. When comparing the GMH portfolio to our ACC legacy assets, occupancy was 87.5% vs. 96.5% and average rental rates $439 vs. $533 respectively for fall 2008. Our ability to make meaningful improvements in both of these GMH metrics affords notable value creation opportunities moving forward. As part of the transaction, we assumed GMH's 10% interest in a joint venture with Fidelity, and entered into a new Fidelity joint venture in which we hold a 10% interest, for a combined total of 21 assets offering similar operational upside.

Perhaps the most exciting growth event was the evolution and continued success of our American Campus Equity program, or ACE™ as we call it. Under the ACE program, we invest our equity and own on-campus student housing under long-term real estate leases with universities. We provide the school with modern, world-class housing, while preserving their balance sheet and credit capacity for core academic projects. With the competitive advantages of an on-campus location and university operational and marketing assistance, we believe ACE assets are a lower-risk investment with potential higher-yield returns.

We pioneered ACE at Arizona State University, where we're developing 5,000 beds in three, phased communities, representing an estimated $350 million of owned development. The program gained considerable credibility in 2008 when rating agencies reviewed the structure and ASU received favorable credit treatment towards the transaction.

While off-campus housing in the area is experiencing softening and declining occupancies, the 1,866-bed Vista del Sol community—our first ACE phase at ASU—opened in August with 100% occupancy and a waiting list. Already, the property is 100% applied for fall 2009 at a rental rate increase of 4.6%. Phase 2, the 1,720-bed Barrett Honors College, is under construction and scheduled to open in fall 2009. This phase is especially exciting, as we will privately own ASU's in-residence honors college. Phase 3 is currently in pre-development.

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And we see ACE continuing to gain momentum as university endowments have evaporated and state budgets have been cut, limiting funds for capital projects. During 2008, Boise State University and Washington State University selected American Campus Communities for on-campus ACE projects. The pipeline of opportunities is rapidly expanding and we've made ACE our top investment priority.

Our third-party development business also had a banner year with 2008 revenues increasing more than 44% over 2007. A main component in this success was the closing and commencement of Phase 3 housing at the University of California-Irvine. This $220 million transaction brings our total development on the UCI campus to $435 million—what we believe is the largest public-private partnership in our industry's history.

In the emerging area of sustainable development, we delivered our first certified LEED® (Leadership in Energy and Environmental Design) Silver project at the University of Hawaii. Six of our nine construction management professionals also attained the LEED Professional Accreditation designation. Our commitment to environmentally sound building practices was cemented with the creation of an internal taskforce and development of a formal sustainable platform.

To fund growth and put us in position to execute on future opportunities, we prudently managed our balance sheet. In April, we had what many believe was among the year's most successful REIT equity raises: A planned, $120 million equity offering that was significantly oversubscribed, allowing us to upsize to $265 million.

On the debt side, we upsized our revolving credit facility by $45 million and secured a $200 million term loan commitment to fund the GMH transaction. We were able to downsize the term loan to $100 million with the success of our equity raise. We also successfully assumed 60 loans totaling $880 million and originated three new property loans totaling $71 million on a fast track timeline to close the GMH transaction. We maintained very strong relationships with our banking group, and believe ACC's track record makes us a "highly desired client" in the banking sector. This should benefit the company in 2009 as we move to further improve our balance sheet.

Prudent financial management over the past several years enabled us to execute our business plan, with only $81 million in fixed-rate debt coming due in 2009 and $85 million in 2010. The assets that secure these maturities have an underlying value of approximately $290 million, providing us the flexibility to borrow against a number of unencumbered properties.

While our operational fundamentals remained strong, we did not escape the 2008 stock market downturn unscathed. We saw our total shareholder return drop 19.9% for the year, but on a relative basis, we performed quite well. Our sole public competitor's total return fell 48.8%, the Morgan Stanley REIT Index dropped 38% and the apartment sector was down 31.4%.

Throughout the year, the spotlight shone on ACC as the country's premier student housing company. We were featured nationally in a variety of media: *The Wall Street Journal*, "Campus Living, and Even a Theater"; Dow Jones News Wire, "In Bruised REIT World, Student Housing Defensive Bright Spot"; *Multifamily Executive*, "Learning Curve"; *Apartment Finance Today*, "Sitting Pretty"; and an appearance on CNBC's "Squawk on the Street." But in the eyes of my 21-year-old daughter, the highlight came in July when Kelly Ripa displayed a rendering of our ASU Vista del Sol community on "Live with Regis & Kelly." Now that's exposure! In addition, Vista Del Sol and Vista Del Campo Norte at UCI were selected as finalists for the National Association of Home Builders' Pillars of the Industry Awards for the Nation's Best Student Housing Community.

Perhaps most rewarding, for the fourth year in a row American Campus Communities was selected as one of the "Best Companies to Work for in Texas"—moving up to number 15 from 21 in 2007. Our people are our strength and we greatly value this honor.

As we look forward in 2009, companies will face unprecedented challenges. As board member Ed Lowenthal said to me, "No company can escape the impacts of the current economy." This is no doubt true and will include ACC. We feel, however, well positioned to weather the storm with opportunities for internal growth in the GMH portfolio and external growth via the low-risk, high-yield development structure ACE affords. Bottom line, we intend to remain focused on operations and disciplined in our investments, doing our best to create value for you, our fellow shareholders.

Sincerely,

Bill Bayless
President and CEO
March 2009



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008.

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Transition Period From ____________________ to _________________.

Commission file number 001-32265

AMERICAN CAMPUS COMMUNITIES, INC.
(Exact name of registrant as specified in its charter)

Maryland	**76-0753089**
(State or Other Jurisdiction of Incorporation or Organization)	*(IRS Employer Identification No.)*
805 Las Cimas Parkway, Suite 400 Austin, TX	**78746**
(Address of Principal Executive Offices)	*(Zip Code)*

(512) 732-1000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

(Title of Each Class)	(Name of Each Exchange on Which Registered)
Common Stock, $.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant was $1,053,304,685 based on the last sale price of the common equity on June 30, 2008 which is the last business day of the Company's most recently completed second quarter.

There were 42,355,283 shares of the Company's common stock with a par value of $0.01 per share outstanding as of the close of business on February 25, 2009.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this report incorporates information by reference from the definitive Proxy Statement for the 2009 Annual Meeting of Stockholders.

FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2008

TABLE OF CONTENTS

PART I

Item 1. Business

Overview

American Campus Communities, Inc. (referred to herein as "the Company," "us," "we," and "our") is a real estate investment trust ("REIT") that was incorporated on March 9, 2004 and commenced operations effective with the completion of our initial public offering ("IPO") on August 17, 2004. Through our controlling interest in American Campus Communities Operating Partnership LP (the "Operating Partnership"), we are one of the largest owners, managers and developers of high quality student housing properties in the United States in terms of beds owned, developed, and under management. We are a fully integrated, self-managed and self-administered equity REIT with expertise in the acquisition, design, financing, development, construction management, leasing and management of student housing properties.

As of December 31, 2008, our property portfolio contained 86 student housing properties with approximately 52,800 beds and approximately 17,200 apartment units, including 40 properties containing approximately 23,500 beds and approximately 7,500 units added as a result of our acquisition of the student housing business of GMH Communities Trust ("GMH") on June 11, 2008. Our property portfolio consisted of 80 owned off-campus properties that are in close proximity to colleges and universities, two American Campus Equity ("ACE™") properties operated under ground/facility leases with a related university system and four on-campus participating properties operated under ground/facility leases with the related university systems. As of December 31, 2008, we also owned a minority interest in two joint ventures that owned an aggregate of 21 student housing properties with approximately 12,100 beds in approximately 3,600 units. Our communities contain modern housing units and are supported by a resident assistant system and other student-oriented programming, with many offering resort-style amenities.

Through our taxable REIT subsidiaries ("TRS"), we provide construction management and development services, primarily for student housing properties owned by colleges and universities, charitable foundations, and others. As of December 31, 2008, we provided third-party management and leasing services for 34 properties (five of which we served as the third-party developer and construction manager) that represented approximately 24,300 beds in approximately 8,900 units. Third-party management and leasing services are typically provided pursuant to multi-year management contracts that have initial terms that range from one to five years. As of December 31, 2008, our total owned, joint venture and third-party managed portfolio was comprised of 141 properties with approximately 89,200 beds in approximately 29,700 units.

Business Objectives, Investment Strategies, and Operating Segments

Business Objectives

Our primary business objectives are to create long-term stockholder value by deploying capital to develop, redevelop, acquire and operate student housing communities, and to sell communities when they no longer meet our long-term investment strategy and when market conditions are favorable. We believe we can achieve these objectives by continuing to implement our investment strategies and successfully manage our operating segments, which are described in more detail below.

Investment Strategies

We seek to own high quality, well designed and well located student housing properties. We seek to acquire or develop properties in markets that have stable or increasing student populations, are in submarkets with barriers to entry and provide opportunities for economic growth as a result of their product position and/or differentiated design and close proximity to campuses, or through our superior operational capabilities. We believe that our reputation and established relationships with universities give us an advantage in sourcing acquisitions and developments and obtaining municipal approvals and community support for our development projects.

Acquisitions: On June 11, 2008, we completed the acquisition of GMH's student housing business. At the time of closing, the GMH student housing portfolio consisted of 42 wholly-owned properties containing 24,939 beds located in various markets throughout the country. Two of the acquired properties totaling 1,468 beds were sold in the third quarter of 2008. The total consideration paid for GMH was approximately $1,018.7 million, inclusive of transaction costs.

In February 2008, we acquired a 144-unit, 528-bed property (Pirate's Place) located near the campus of East Carolina University in Greenville, North Carolina, for a purchase price of $10.6 million, which excludes $0.8 million of transaction costs, initial integration expenses and capital expenditures.

In February 2008, we also acquired a 68-unit, 161-bed property (Sunnyside Commons) located near the campus of West Virginia University in Morgantown, West Virginia, for a purchase price of $7.5 million, which excludes $0.6 million of transaction costs, initial integration expenses and capital expenditures. We believe our relationship with university systems and individual educational institutions, our knowledge of the student housing market and our prominence as the first publicly-traded REIT focused exclusively on student housing in the United States will afford us a competitive advantage in acquiring additional student housing properties.

Development: Since 1996, we have developed 13 of our owned properties, consisting of nine wholly-owned properties and four on-campus participating properties. This includes two wholly-owned properties that opened for occupancy in August 2008 and one that opened for occupancy in August 2007. In addition, as of December 31, 2008, we had one wholly-owned property under development with a development budget of approximately $126.5 million, which is scheduled to open for occupancy in August 2009.

Our experienced development staff intends to continue to identify and acquire land parcels in close proximity to colleges and universities that offer location advantages or that allow for the development of unique products that offer a competitive advantage. We expect to continue to benefit from opportunities derived from our extensive network with colleges and universities as well as our relationship with certain developers with whom we have previously developed off-campus student housing properties.

Operating Segments

We define business segments by their distinct customer base and service provided. We have identified four reportable segments: Wholly-Owned Properties, On-Campus Participating Properties, Development Services and Property Management Services. For a detailed financial analysis of our segments' results of operations and financial position, please refer to Note 18 in the accompanying Notes to Consolidated Financial Statements contained in Item 8.

Property Operations

Unique Leasing Characteristics: Student housing properties are typically leased by the bed on an individual lease liability basis, unlike multifamily housing where leasing is by the unit. Individual lease liability limits each resident's liability to his or her own rent without liability for a roommate's rent. A parent or guardian is required to execute each lease as a guarantor unless the resident provides adequate proof of income or financial aid. The number of lease contracts that we administer is therefore equivalent to the number of beds occupied and not the number of units. Unlike traditional multifamily housing, most of our leases commence and terminate on the same dates and typically have terms of 9 or 12 months. (Please refer to the property table contained in Item 2 – Properties for a listing of the typical lease terms at our properties.) As an example, in the case of our typical 12-month leases, the commencement date coincides with the commencement of the respective university's Fall academic term and the termination date is the date of the last subsequent summer school session. As such, we must re-lease each property in its entirety each year.

Management Philosophy: Our management philosophy is based upon meeting the following objectives:

- Satisfying the specialized needs of residents by providing the highest levels of customer service;
- Developing and maintaining an academically oriented environment via a premier residence life/student development program;
- Maintaining each project's physical plant in top condition;
- Maximizing revenue through the development and implementation of a strategic annual marketing plan and leasing administration program; and
- Maximizing cash flow through maximizing revenue coupled with prudent control of expenses.

Wholly-Owned Properties: As of December 31, 2008, our Wholly-Owned Properties segment consisted of 80 owned off-campus properties within close proximity to 63 colleges and universities in 24 states and two ACE owned on-campus properties operated under ground/facility leases with a related university system. Off-campus properties are generally located in close proximity to the school campus, generally with pedestrian, bicycle, or University shuttle access. Off-campus housing tends to offer more relaxed rules and regulations than on-campus housing, resulting in off-campus housing being generally more appealing to upper-classmen. We believe that the support of colleges and universities can be beneficial to the success of our wholly-owned properties. We actively seek to have these institutions recommend our facilities to their students or to provide us with mailing lists so that we may directly market to students and parents. In some cases, the institutions actually promote our off-campus facilities in their recruiting and admissions literature. In cases where the educational institutions do not provide mailing lists or recommendations for off-campus housing, most provide comprehensive lists of suitable properties to their students, and we continually work to ensure that our properties are on these lists in each of the markets that we serve.

Off-campus housing is subject to competition for tenants with on-campus housing owned by colleges and universities, and vice versa. Colleges and universities can generally avoid real estate taxes and borrow funds at lower interest rates than us (and other private sector operators), thereby decreasing their operating costs. Residence halls owned and operated by the primary colleges and universities in the markets of our off-campus properties may charge lower rental rates, but typically offer fewer amenities than those offered by our properties. Additionally, most universities are only able to house a small percentage of their overall enrollment, and are therefore highly dependant upon the off-campus market to provide housing for their students. High-quality, well run off-campus student housing can be a critical component to an institution's ability to attract and retain students. Therefore, developing and maintaining good relationships with educational institutions can result in a privately owned off-campus facility becoming, in effect, an extension of the institution's housing program, with the institution providing highly valued references and recommendations to students and parents.

This segment also competes with national and regional owner-operators of off-campus student housing in a number of markets as well as with smaller local owner-operators. Therefore, the performance of this segment could be affected by the construction of new on-campus or off-campus residences, increases or decreases in the general levels of rents for housing in competing communities, increases or decreases in the number of students enrolled at one or more of the colleges or universities in the market of a property, and other general economic conditions.

American Campus Equity (ACE): An emerging opportunity in the wholly-owned property segment is the equity investment and ownership of on-campus housing via traditional long-term ground leases. Branded and marketed to colleges and universities as the ACE program, the transaction structure provides us with what we believe is a lower-risk opportunity compared to other off-campus projects, as our ACE projects will have premier on-campus locations with marketing and operational assistance from the university. The subject university substantially benefits by increasing its housing capacity with modern, well-amenitized student housing with no or minimal impacts to its own credit ratios, preserving the university's credit capacity to fund academic and research facilities.

On-Campus Participating Properties: Our On-Campus Participating Properties segment includes on-campus properties owned by one of our TRSs that are operated under ground/facility leases with the related university systems. We participate with two university systems in the operations and cash flows of four on-campus participating properties under long-term ground/facility leases. The subject universities hold title to both the land and improvements on these properties.

Under our ground/facility leases, we receive an annual distribution representing 50% of these properties' net cash available for distribution after payment of operating expenses (which includes our management fees), debt service (which includes repayment of principal) and capital expenditures. We also manage these properties under multi-year management agreements and are paid a management fee representing 5% of receipts. We have developed each of our on-campus participating properties. For purposes of our consolidated financial statements contained in Item 8, the development fee earned by our TRS during the construction period is deferred and recognized in revenue over the term of the underlying ground leases. However, for purposes of our calculation of Funds from Operations – Modified for Operational Performance of On-Campus Participating Properties ("FFOM") contained in Item 7, we reflect such development fees as earned over the construction period based on the percentage-of-completion method.

While the terms of each specific ground/facility lease agreement tend to vary in certain respects, the following terms are generally common to all: (i) a term of 30-40 years, subject to early termination upon repayment of the related financing, which generally has a 25-year amortization; (ii) ground/facility lease rent of a nominal amount (e.g., $100 per annum over the lease term) plus 50% of net cash flow; (iii) the right of first refusal by the institution to purchase our leasehold interest in the event we propose to sell it to any third-party; (iv) an obligation by the educational institution to promote the project, include information relative to the project in brochures and mailings and to permit us to advertise the project; (v) the requirement to receive the educational institution's consent to increase rental rates by a percentage greater than the percentage increase in our property operating expenses plus the amount of any increases in debt service, and (vi) the option of the institution to purchase our interest in and assume management of the facility, with the purchase price calculated at the discounted present cash value of our leasehold interest.

We do not have access to the cash flows and working capital of these on-campus participating properties except for the annual net cash distribution. Additionally, a substantial portion of these properties' cash flow is dedicated to capital reserves required under the applicable property indebtedness and to the amortization of such indebtedness. These amounts do not increase our economic interest in these properties since our interest, including our right to share in the net cash available for distribution from the properties, terminates upon the amortization of their indebtedness. Our economic interest in these properties is therefore limited to our interest in the net cash flow, management fees, and development fees from these properties. Accordingly, when considering these properties' contribution to our operations, we focus upon our share of these properties' net cash available for distribution and the management/development fees that we receive from these properties rather than upon their contribution to our gross revenues and expenses for financial reporting purposes.

Our on-campus participating properties are susceptible to some of the same risks as our wholly-owned properties, including: (i) seasonality in rents; (ii) annual re-leasing that is highly dependent on marketing and university admission policies; and (iii) competition for tenants from other on-campus housing operated by educational institutions or other off-campus properties.

Third-Party Services

Our third-party services consist of development services and management services and are typically provided to university and college clients. The majority of our third-party management services are provided to clients for whom we also provide development services. While management evaluates the operational performance of our third-party services based on the distinct segments identified below, at times we also evaluate these segments on a combined basis.

Development Services: Our Development Services segment consists of development and construction management services that we provide through one of our TRSs for third-party owners. These services range from short-term consulting projects to long-term full-scale development and construction projects. Development revenues are generally recognized based on a proportionate performance method based on contract deliverables and construction revenues are generally recognized based on the percentage-of-completion method. We typically provide these services to colleges and universities seeking to modernize their on-campus student housing properties. They look to us to bring our student housing experience and expertise to ensure they develop marketable, functional, and financially sustainable facilities. Educational institutions usually seek to build housing that will enhance their recruitment and retention of students while facilitating their academic objectives. Most of these development service contracts are awarded via a competitive request for proposal ("RFP") process that qualifies developers based on their overall capability to provide specialized student housing design, development, construction management, financial structuring, and property management services. Our development services typically include pre-development, design and financial structuring services. Our pre-development services typically include feasibility studies for third-party owners and design services. Feasibility studies include an initial feasibility analysis, review of conceptual design, and assistance with master planning. Some of the documents produced in this process include the conceptual design documents, preliminary development and operating budgets, cash flow projections and a preliminary market assessment. Our design services include coordination with the architect and other members of the design team, review of construction plans and assistance with project due diligence and project budgets.

Construction management services typically consist of hiring of project professionals and a general contractor, coordinating and supervising the construction, equipping and furnishing process on behalf of the project owner, including site visits, hiring of a general contractor and project professionals, and full coordination and administration of all activities necessary for project completion in accordance with plans and specifications and with verification of adequate insurance.

Our development services activities benefit our primary goal of owning and operating student housing properties in a number of ways. By providing these services to others, we are able to expand and refine our unit plan and community design, the operational efficiency of our material specifications and our ability to determine market acceptance of unit and community amenities. Our development and construction management personnel enable us to establish relationships with general contractors, architects and project professionals throughout the nation. Through these services, we gain experience and expertise in residential and commercial construction methodologies under various labor conditions, including right-to-work labor markets, markets subject to prevailing wage requirements and fully unionized environments. This segment is subject to competition from other specialized student housing development companies as well as from national real estate development companies.

Property Management Services: Our Property Management Services segment, conducted by our TRSs, includes revenues generated from third-party management contracts in which we are typically responsible for all aspects of operations, including marketing, leasing administration, facilities maintenance, business administration, accounts payable, accounts receivable, financial reporting, capital projects, and residence life student development. As of December 31, 2008, we provided third-party management and leasing services for 34 properties that represented approximately 24,300 beds in approximately 8,900 units, five of which we developed. We provide these services pursuant to multi-year management agreements (generally ranging between one to five years).

There are several housing options that compete with our third-party managed properties including, but not limited to, multifamily housing, for-rent single family dwellings, other off-campus specialized student housing and the aforementioned on-campus participating properties.

Americans with Disabilities Act and Federal Fair Housing Act

Many laws and governmental regulations are applicable to our properties and changes in the laws and regulations, or their interpretation by agencies and the courts, occur frequently. Our properties must comply with Title III of the Americans with Disabilities Act, or ADA, to the extent that such properties are "public accommodations" as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We believe that the existing properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. However, noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we intend to continue to assess our properties and to make alterations as appropriate in this respect.

Under the federal and state fair housing laws, discrimination on the basis of certain protected classes is prohibited. Violation of these laws can result in significant damage awards to victims.

Environmental Matters

Under various laws and regulations relating to the protection of the environment, an owner of real estate may be held liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in its property. These laws often impose liability without regard to whether the owner was responsible for, or even knew of, the presence of such substances. The presence of such substances may adversely affect the owner's ability to rent or sell the property or use the property as collateral. Independent environmental consultants conducted Phase I environmental site assessments (which involve visual inspection but not soil or groundwater analysis) on all of the wholly-owned properties and on-campus participating properties in our existing portfolio. Phase I environmental site assessments did not reveal any environmental liabilities that would have a material adverse effect on us. In addition, we are not aware of any environmental liabilities that management believes would have a material adverse effect on the Company. There is no assurance that Phase I environmental site assessments would reveal all environmental liabilities or that environmental conditions not known to us may exist now or in the future which would result in liability to the Company for remediation or fines, either under existing laws and regulations or future changes to such requirements.

From time to time, the United States Environmental Protection Agency, or EPA, designates certain sites affected by hazardous substances as "Superfund" sites pursuant to CERCLA. Superfund sites can cover large areas, affecting many different parcels of land. Although CERCLA imposes joint and several liability for contamination on property owners and operators regardless of fault, the EPA may choose to pursue potentially responsible parties ("PRPs") based on their actual contribution to the contamination. PRPs are liable for the costs of responding to the hazardous substances. Each of Villas on Apache, The Village on University (disposed of in December 2006) and University Village at San Bernardino (disposed of in January 2005) are located within federal Superfund sites. The EPA designated these areas as Superfund sites because groundwater underneath these areas is contaminated. We have not been named, and do not expect to be named, as a PRP with respect to these sites. However, there can be no assurance regarding potential future developments concerning such sites.

Insurance

We carry comprehensive liability and property insurance on our properties, which we believe is of the type and amount customarily obtained on real property assets. We intend to obtain similar coverage for properties we acquire in the future. However, there are certain types of losses, generally of a catastrophic nature, such as losses from floods or earthquakes, which may be subject to limitations in certain areas. When not otherwise contractually stipulated, we exercise our judgment in determining amounts, coverage limits, and deductibles, in an effort to maintain appropriate levels of insurance on our investments. If we suffer a substantial loss, our insurance coverage may not be sufficient due to market conditions at the time or other unforeseen factors. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it infeasible to use insurance proceeds to replace a property after it has been damaged or destroyed.

Employees

As of December 31, 2008, we had approximately 2,301 employees, consisting of:

- approximately 1,039 on-site employees in our wholly-owned properties segment, including 443 Resident Assistants;
- approximately 108 on-site employees in our on-campus participating properties segment, including 51 Resident Assistants;
- approximately 1,034 employees in our property management services segment, including 957 on-site employees and 77 corporate office employees;
- approximately 37 corporate office employees in our development services segment; and
- approximately 83 executive, corporate administration and financial personnel.

Our employees are not currently represented by a labor union.

Offices and Website

Our principal executive offices are located at 805 Las Cimas Parkway, Suite 400, Austin, Texas 78746. Our telephone number at that location is (512) 732-1000.

We file our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other reports required by Sections 13(a) and 15(d) of the Securities Exchange Act of 1934. You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of that site is www.sec.gov.

Our website is located at www.americancampuscommunities.com or www.studenthousing.com. We make available free of charge through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports filed or furnished pursuant to Sections 13(a) or 15(d) of the Securities Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our website also contains copies of our Corporate Governance Guidelines and Code of Business Ethics as well as the charters of our Nominating and Corporate Governance, Audit, and Compensation committees. The information on our website is not part of this filing.

Forward-looking Statements

This report contains forward-looking statements within the meaning of the federal securities laws. We caution investors that any forward-looking statements presented in this report, or which management may make orally or in writing from time to time, are based on management's beliefs and assumptions made by, and information currently available to, management. When used, the words "anticipate," "believe," "expect," "intend," "may," "might," "plan," "estimate," "project," "should," "will," "result" and similar expressions, which do not relate solely to historical matters, are intended to identify forward-looking statements. Such statements are subject to risks, uncertainties and assumptions and may be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. We caution you that while forward-looking statements reflect our good faith beliefs when we make them, they are not guarantees of future performance and are impacted by actual events when they occur after we make such statements. We expressly disclaim any responsibility to update forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, investors should use caution in relying on past forward-looking statements, which are based on results and trends at the time they were made, to anticipate future results or trends.

Some of the risks and uncertainties that may cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, the following: general risks affecting the real estate industry; risks associated with changes in University admission or housing policies; risks associated with the availability and terms of financing and the use of debt to fund acquisitions and developments; failure to manage effectively our growth and expansion into new markets or to integrate acquisitions successfully; risks and uncertainties affecting property development and construction; risks associated with downturns in the national and local economies, volatility in capital and credit markets, increases in interest rates, and volatility in the securities markets; costs of compliance with the Americans with Disabilities Act and other similar laws; potential liability for uninsured losses and environmental contamination; risks associated with our Company's potential failure to qualify as a REIT under the Internal Revenue Code of 1986 (the "Code"), as amended, and possible adverse changes in tax and environmental laws; and the other factors discussed in the "Risk Factors" contained in Item 1A of this report.

Item 1A. Risk Factors

The following risk factors may contain defined terms that are different from those used in other sections of this report. Unless otherwise indicated, when used in this section, the terms "we" and "us" refer to American Campus Communities, Inc. and its subsidiaries, including American Campus Communities Operating Partnership LP, our Operating Partnership, and the term "securities" refers to shares of common stock of American Campus Communities, Inc. and units of limited partnership interest in our Operating Partnership.

The factors described below represent the Company's principal risks. Other factors may exist that the Company does not consider to be significant based on information that is currently available or that the Company is not currently able to anticipate.

Risks Related to Our Properties, Our Markets and Our Business

Volatility in capital and credit markets could adversely impact us.

The capital and credit markets have been experiencing extreme volatility and disruption, which has made it more difficult to borrow money. If current levels of market disruption and volatility continue or worsen, we may not be able to obtain new debt financing or refinance our existing debt on favorable terms or at all. This market turmoil and tightening of credit have led to an increased lack of consumer confidence and widespread reduction of business activity generally, which may adversely impact us, including our ability to acquire and dispose of assets and continue our development pipeline.

Our results of operations are subject to an annual leasing cycle, short lease-up period, seasonal cash flows, changing university admission and housing policies and other risks inherent in the student housing industry.

We generally lease our owned properties under 12-month leases, and in certain cases, under nine-month or shorter-term semester leases. As a result, we may experience significantly reduced cash flows during the summer months at properties leased under leases having terms shorter than 12 months. Furthermore, all of our properties must be entirely re-leased each year, exposing us to increased leasing risk. In addition, we are subject to increased leasing risk on our properties under construction and future acquired properties based on our lack of experience leasing those properties and unfamiliarity with their leasing cycles. Student housing properties are also typically leased during a limited leasing season that usually begins in January and ends in August of each year. We are therefore highly dependent on the effectiveness of our marketing and leasing efforts and personnel during this season.

Changes in university admission policies could adversely affect us. For example, if a university reduces the number of student admissions or requires that a certain class of students, such as freshman, live in a university owned facility, the demand for beds at our properties may be reduced and our occupancy rates may decline. While we may engage in marketing efforts to compensate for such change in admission policy, we may not be able to effect such marketing efforts prior to the commencement of the annual lease-up period or our additional marketing efforts may not be successful.

We rely on our relationships with colleges and universities for referrals of prospective student-tenants or for mailing lists of prospective student-tenants and their parents. Many of these colleges and universities own and operate their own competing on-campus facilities. Any failure to maintain good relationships with these colleges and universities could therefore have a material adverse effect on us. If colleges and universities refuse to make their lists of prospective student-tenants and their parents available to us or increase the costs of these lists, there could be a material adverse effect on us.

Federal and state laws require colleges to publish and distribute reports of on-campus crime statistics, which may result in negative publicity and media coverage associated with crimes occurring on or in the vicinity of our on-campus properties. Reports of crime or other negative publicity regarding the safety of the students residing on, or near, our properties may have an adverse effect on both our on-campus and off-campus business.

We face significant competition from university-owned on-campus student housing, from other off-campus student housing properties and from traditional multifamily housing located within close proximity to universities.

On-campus student housing has certain inherent advantages over off-campus student housing in terms of physical proximity to the university campus and integration of on-campus facilities into the academic community. Colleges and universities can generally avoid real estate taxes and borrow funds at lower interest rates than us and other private sector operators. We also compete with national and regional owner-operators of off-campus student housing in a number of markets as well as with smaller local owner-operators.

Currently, the industry is fragmented with no participant holding a significant market share. There are a number of student housing complexes that are located near or in the same general vicinity of many of our owned properties and that compete directly with us. Such competing student housing complexes may be newer than our properties, located closer to campus, charge less rent, possess more attractive amenities or offer more services or shorter term or more flexible leases.

Rental income at a particular property could also be affected by a number of other factors, including the construction of new on-campus and off-campus residences, increases or decreases in the general levels of rents for housing in competing communities, increases or decreases in the number of students enrolled at one or more of the colleges or universities in the market of the property and other general economic conditions.

We believe that a number of other large national companies with substantial financial and marketing resources may be potential entrants in the student housing business. The entry of one or more of these companies could increase competition for students and for the acquisition, development and management of other student housing properties.

We may be unable to successfully complete and operate our properties or our third-party developed properties.

We intend to continue to develop and construct student housing in accordance with our growth strategies. These activities may also include any of the following risks:

- we may be unable to obtain financing on favorable terms or at all;
- we may not complete development projects on schedule, within budgeted amounts or in conformity with building plans and specifications;
- we may encounter delays or refusals in obtaining all necessary zoning, land use, building, occupancy and other required governmental permits and authorizations;
- occupancy and rental rates at newly developed or renovated properties may fluctuate depending on a number of factors, including market and economic conditions, and may reduce or eliminate our return on investment;
- we may become liable for injuries and accidents occurring during the construction process and for environmental liabilities, including off-site disposal of construction materials;
- we may decide to abandon our development efforts if we determine that continuing the project would not be in our best interests; and
- we may encounter strikes, weather, government regulations and other conditions beyond our control.

Our newly developed properties will be subject to risks associated with managing new properties, including lease-up and integration risks. In addition, new development activities, regardless of whether or not they are ultimately successful, typically will require a substantial portion of the time and attention of our development and management personnel. Newly developed properties may not perform as expected.

We anticipate that we will, from time to time, elect not to proceed with ongoing development projects. If we elect not to proceed with a development project, the development costs associated therewith will ordinarily be charged against income for the then-current period. Any such charge could have a material adverse effect on our results of operations in the period in which the charge is taken.

We may in the future develop properties nationally, internationally or in geographic regions other than those in which we currently operate. We do not possess the same level of familiarity with development in these new markets, which could adversely affect our ability to develop such properties successfully or at all or to achieve expected performance. Future development opportunities may not be available to us on terms that meet our investment criteria or we may be unsuccessful in capitalizing on such opportunities. Our ability to capitalize on such opportunities will be largely dependent upon external sources of capital that may not be available to us on favorable terms or at all.

We typically provide guarantees of timely completion of projects that we develop for third parties. In certain cases, our contingent liability under these guarantees may exceed our development fee from the project. Although we seek to mitigate this risk by, among other things, obtaining similar guarantees from the project contractor, we could sustain significant losses if development of a project were to be delayed or stopped and we were unable to cover our guarantee exposure with the guarantee received from the project contractor.

We may be unable to successfully acquire properties on favorable terms.

Our future growth will be dependent upon our ability to successfully acquire new properties on favorable terms. With respect to recently acquired properties, and as we acquire additional properties, we will continue to be subject to risks associated with managing new properties, including lease-up and integration risks. Newly developed and recently acquired properties may not perform as expected and may have characteristics or deficiencies unknown to us at the time of acquisition. Future acquisition opportunities may not be available to us on terms that meet our investment criteria or we may be unsuccessful in capitalizing on such opportunities. Our ability to capitalize on such opportunities will be largely dependent upon external sources of capital that may not be available to us on favorable terms or at all, especially under the current credit environment.

Our ability to acquire properties on favorable terms and successfully operate them involves the following significant risks:

- our potential inability to acquire a desired property may be caused by competition from other real estate investors;
- competition from other potential acquirers may significantly increase the purchase price and decrease expected yields;
- we may be unable to finance an acquisition on favorable terms or at all;
- we may have to incur significant unexpected capital expenditures to improve or renovate acquired properties;
- we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations;
- market conditions may result in higher than expected costs and vacancy rates and lower than expected rental rates; and
- we may acquire properties subject to liabilities but without any recourse, or with only limited recourse, to the sellers, or with liabilities that are unknown to us, such as liabilities for clean-up of undisclosed environmental contamination, claims by tenants, vendors or other persons dealing with the former owners of our properties and claims for indemnification by members, directors, officers and others indemnified by the former owners of our properties.

Our failure to finance property acquisitions on favorable terms, or operate acquired properties to meet our financial expectations, could adversely affect us.

Difficulties of selling real estate could limit our flexibility.

We intend to evaluate the potential disposition of assets that may no longer help us meet our objectives. When we decide to sell an asset, we may encounter difficulty in finding buyers in a timely manner as real estate investments generally cannot be disposed of quickly, especially when market conditions are poor. These difficulties have been exacerbated in the current credit environment because buyers have experienced difficulty in obtaining the necessary financing. This may limit our ability to vary our portfolio promptly in response to changes in economic or other conditions. In addition, in order to maintain our status as a REIT, the Internal Revenue Code imposes restrictions on our ability to sell properties held fewer than four years, which may cause us to incur losses thereby reducing our cash flows and adversely impacting distributions to shareholders.

Our debt level reduces cash available for distribution and could have other important adverse consequences.

As of December 31, 2008, our total consolidated indebtedness was approximately $1,281.6 million (excluding unamortized debt premiums and discounts). Our debt service obligations expose us to the risk of default and reduce or eliminate cash resources that are available to operate our business or pay distributions that are necessary to maintain our qualification as a REIT. There is no limit on the amount of indebtedness that we may incur except as provided by the covenants in our revolving credit facility. We expect to incur additional indebtedness to fund future property development, acquisitions and other working capital needs, which may include the payment of distributions to our security holders. The amount available to us and our ability to borrow from time to time under our revolving credit facility is subject to certain conditions and the satisfaction of specified financial covenants. Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

- We may be unable to borrow additional funds as needed or on favorable terms.
- We may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness.
- We may be forced to dispose of one or more of our properties, possibly on disadvantageous terms.
- We may default on our scheduled principal payments or other obligations as a result of insufficient cash flow or otherwise, and the lenders or mortgagees may foreclose on our properties that secure their loans and receive an assignment of rents and leases.
- Foreclosures could create taxable income without accompanying cash proceeds, a circumstance that could hinder our ability to meet the REIT distribution requirements imposed by the Internal Revenue Code.
- Compliance with the provisions of our debt agreements, including the financial and other covenants, such as the maintenance of specified financial ratios, could limit our flexibility and a default in these requirements, if uncured, could result in a requirement that we repay indebtedness, which could severely affect our liquidity and increase our financing costs.

We may be unable to renew, repay or refinance our outstanding debt.

We are subject to the risk that our indebtedness will not be able to be renewed, repaid or refinanced when due or that the terms of any renewal or refinancing will not be as favorable as the existing terms of such indebtedness. If we were unable to refinance our indebtedness on acceptable terms, or at all, we might be forced to dispose of one or more of our properties on disadvantageous terms, which might result in losses to us. Such losses could have a material adverse effect on us and our ability to make distributions to our stockholders and pay amounts due on our debt.

Variable rate debt is subject to interest rate risk.

We have construction loans and a senior secured term loan with varying interest rates dependent upon the market index. In addition, we have a revolving credit facility bearing interest at a variable rate on all amounts drawn on the facility. We may incur additional variable rate debt in the future. Increases in interest rates on variable rate debt would increase our interest expense, unless we make arrangements that hedge the risk of rising interest rates, which would adversely affect net income and cash available for payment of our debt obligations and distributions to stockholders.

We may incur losses on interest rate swap and hedging arrangements.

We may periodically enter into agreements to reduce the risks associated with increases in interest rates. Although these agreements may partially protect against rising interest rates, they also may reduce the benefits to us if interest rates decline. If an arrangement is not indexed to the same rate as the indebtedness that is hedged, we may be exposed to losses to the extent which the rate governing the indebtedness and the rate governing the hedging arrangement change independently of each other. Finally, nonperformance by the other party to the arrangement may subject us to increased credit risks.

We face risks associated with land holdings.

We hold land for future development and may in the future acquire additional land holdings. The risks inherent in owning or purchasing and developing land increase as demand for student housing, or rental rates, decrease. As a result, we hold certain land and may in the future acquire additional land in our development pipeline at a cost we may not be able to recover fully or on which we cannot build and develop into a profitable student housing project. Also, real estate markets are highly uncertain and, as a result, the value of undeveloped land has fluctuated significantly and may continue to fluctuate as a result of changing market conditions. In addition, carrying costs can be significant and can result in losses or reduced margins in a poorly performing project. Under current market conditions, we may have impairments of our land held for development.

We may not be able to recover pre-development costs for third-party university developments.

University systems and educational institutions typically award us development services contracts on the basis of a competitive award process, but such contracts are typically executed following the formal approval of the transaction by the institution's governing body. In the intervening period, we may incur significant pre-development and other costs in the expectation that the development services contract will be executed. If an institution's governing body does not ultimately approve our selection and the terms of the pending development contract, we may not be able to recoup these costs from the institution and the resulting losses could be material.

Our awarded projects may not be successfully structured or financed and may delay our recognition of revenues.

The recognition and timing of revenues from our awarded development services projects will, among other things, be contingent upon successfully structuring and closing project financing as well as the timing of construction. The development projects that we have been awarded have at times been delayed beyond the originally scheduled construction commencement date. If such delays were to occur with our current awarded projects, our recognition of expected revenues and receipt of expected fees from these projects would be delayed.

We may encounter delays in completion or experience cost overruns with respect to our properties that are under construction.

As of December 31, 2008, we were in the process of constructing one wholly-owned property. This property is subject to the various risks relating to properties that are under construction referred to elsewhere in these risk factors, including the risks that we may encounter delays in completion and that this project may experience cost overruns. This property may not be completed on time. Additionally, if we do not complete the construction of certain of our properties on schedule, we may be required to provide alternative housing to the students with whom we have signed leases. We generally do not make any arrangements for such alternative housing for these properties and we would likely incur significant expenses in the event we provide such housing. If construction is not completed on schedule, students may attempt to break their leases and our occupancy at such properties for that academic year may suffer.

Our guarantees could result in liabilities in excess of our development fees.

In third-party developments, we typically provide guarantees of the obligations of the developer, including development budgets and timely project completion. These guarantees include, among other things, the cost of providing alternate housing for students in the event we do not timely complete a development project. These guarantees typically exclude delays resulting from force majeure and also, in third-party transactions, are typically limited in amount to the amount of our development fees from the project. In certain cases, however, our contingent liability under these guarantees has exceeded our development fee from the project and we may agree to such arrangements in the future. Our obligations under alternative housing guarantees typically expire five days after construction is complete. Project cost guarantees are normally satisfied within one year after completion of the project.

Universities have the right to terminate our participating ground leases.

The ground leases through which we own our on-campus participating properties provide that the university lessor may purchase our interest in and assume the management of the facility, with the purchase price calculated at the discounted present value of cash flows from our leasehold interest. The exercise of any such buyout would result in a reduction in our portfolio.

Changes in laws and litigation risks could affect our business.

We are generally not able to pass through to our residents under existing leases real estate taxes, income taxes or other taxes. Consequently, any such tax increases may adversely affect our financial condition and limit our ability to satisfy our financial obligations and make distributions to security holders. Changes that increase our potential liability under environmental laws or our expenditures on environmental compliance could have the same impact.

As a publicly traded owner of properties, we may become involved in legal proceedings, including consumer, employment, tort or commercial litigation, that if decided adversely to or settled by us, and not adequately covered by insurance, could result in liability that is material to our financial condition or results of operations.

Risks Related to the Real Estate Industry

Our performance and value are subject to risks associated with real estate assets and with the real estate industry.

Our ability to satisfy our financial obligations and make expected distributions to our security holders depends on our ability to generate cash revenues in excess of expenses and capital expenditure requirements. Events and conditions generally applicable to owners and operators of real property that are beyond our control may decrease cash available for distribution and the value of our properties. These events include:

- general economic conditions;
- rising level of interest rates;
- local oversupply, increased competition or reduction in demand for student housing;
- inability to collect rent from tenants;
- vacancies or our inability to rent units on favorable terms;
- inability to finance property development and acquisitions on favorable terms;
- increased operating costs, including insurance premiums, utilities, and real estate taxes;
- costs of complying with changes in governmental regulations;
- the relative illiquidity of real estate investments;
- decreases in student enrollment at particular colleges and universities;
- changes in university policies related to admissions and housing; and
- changing student demographics.

In addition, periods of economic slowdown or recession, such as are being currently experienced, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases, which would adversely affect us.

Potential losses may not be covered by insurance.

We carry fire, earthquake, terrorism, business interruption, vandalism, malicious mischief, boiler and machinery, commercial general liability and workers' compensation insurance covering all of the properties in our portfolio under various policies. We believe the policy specifications and insured limits are appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice. There are, however, certain types of losses, such as property damage from generally unsecured losses such as riots, wars, punitive damage awards or acts of God that may be either uninsurable or not economically insurable. Some of our properties are insured subject to limitations involving large deductibles and policy limits that may not be sufficient to cover losses. In addition, we may discontinue earthquake, terrorism or other insurance on some or all of our properties in the future if the cost of premiums from any of these policies exceeds, in our judgment, the value of the coverage discounted for the risk of loss.

If we experience a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged and require substantial expenditures to rebuild or repair. In the event of a significant loss at one or more of our properties, the remaining insurance under our policies, if any, could be insufficient to adequately insure our other properties. In such event, securing additional insurance, if possible, could be significantly more expensive than our current policies.

Unionization or work stoppages could have an adverse effect on us.

We are at times required to use unionized construction workers or to pay the prevailing wage in a jurisdiction to such workers. Due to the highly labor intensive and price competitive nature of the construction business, the cost of unionization and/or prevailing wage requirements for new developments could be substantial. Unionization and prevailing wage requirements could adversely affect a new development's profitability. Union activity or a union workforce could increase the risk of a strike, which would adversely affect our ability to meet our construction timetables.

We could incur significant costs related to government regulation and private litigation over environmental matters.

Under various environmental laws, including the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), a current or previous owner or operator of real property may be liable for contamination resulting from the release or threatened release of hazardous or toxic substances or petroleum at that property, and an entity that arranges for the disposal or treatment of a hazardous or toxic substance or petroleum at another property may be held jointly and severally liable for the cost to investigate and clean up such property or other affected property. Such parties are known as potentially responsible parties ("PRPs"). Such environmental laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of the contaminants, and the costs of any required investigation or cleanup of these substances can be substantial. PRPs are liable to the government as well as to other PRPs who may have claims for contribution. The liability is generally not limited under such laws and could exceed the property's value and the aggregate assets of the liable party. The presence of contamination or the failure to remediate contamination at our properties may expose us to third-party liability for personal injury or property damage, or adversely affect our ability to sell, lease or develop the real property or to borrow using the real property as collateral.

Environmental laws also impose ongoing compliance requirements on owners and operators of real property. Environmental laws potentially affecting us address a wide variety of matters, including, but not limited to, asbestos-containing building materials ("ACBM"), storage tanks, storm water and wastewater discharges, lead-based paint, wetlands, and hazardous wastes. Failure to comply with these laws could result in fines and penalties or expose us to third-party liability. Some of our properties may have conditions that are subject to these requirements and we could be liable for such fines or penalties or liable to third parties.

Existing conditions at some of our properties may expose us to liability related to environmental matters.

Some of the properties in our portfolio may contain asbestos-containing building materials, or ACBMs. Environmental laws require that ACBMs be properly managed and maintained, and may impose fines and penalties on building owners or operators for failure to comply with these requirements. Also, some of the properties in our portfolio contain, or may have contained, or are adjacent to or near other properties that have contained or currently contain storage tanks for the storage of petroleum products or other hazardous or toxic substances. These operations create a potential for the release of petroleum products or other hazardous or toxic substances. Third parties may be permitted by law to seek recovery from owners or operators for personal injury associated with exposure to contaminants, including, but not limited to, petroleum products, hazardous or toxic substances, and asbestos fibers. Also, some of the properties may contain regulated wetlands that can delay or impede development or require costs to be incurred to mitigate the impact of any disturbance. Absent appropriate permits, we can be held responsible for restoring wetlands and be required to pay fines and penalties.

Over the past several years, there have been an increasing number of lawsuits against owners and managers of residential properties, although not against us, alleging personal injury and property damage caused by the presence of mold in residential real estate. Some of these lawsuits have resulted in substantial monetary judgments or settlements. Insurance carriers have reacted to these liability awards by excluding mold related programs designed to minimize the existence of mold in any of our properties as well as guidelines for promptly addressing and resolving reports of mold to minimize any impact mold might have on residents or the property.

We do not carry environmental insurance on all of our properties. Environmental liability at any of our properties may have a material adverse effect on our financial condition, results of operations, cash flow, the trading price of our stock or our ability to satisfy our debt service obligations and pay dividends or distributions to our security holders.

We may incur significant costs complying with the Americans with Disabilities Act and similar laws.

Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. Additional federal, state and local laws also may require modifications to our properties, or restrict our ability to renovate our properties. For example, the Fair Housing Amendments Act of 1988, or FHAA, requires apartment properties first occupied after March 13, 1990 to be accessible to the handicapped. We have not conducted an audit or investigation of all of our properties to determine our compliance with present requirements. Noncompliance with the ADA or FHAA could result in the imposition of fines or an award or damages to private litigants and also could result in an order to correct any non-complying feature. Also, discrimination on the basis of certain protected classes can result in significant awards to victims. We cannot predict the ultimate amount of the cost of compliance with the ADA, FHAA or other legislation. If we incur substantial costs to comply with the ADA, FHAA or any other legislation, we could be materially and adversely affected.

We may incur significant costs complying with other regulations.

The properties in our portfolio are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If we fail to comply with these various requirements, we might incur governmental fines or private damage awards. Furthermore, existing requirements could change and require us to make significant unanticipated expenditures that would materially and adversely affect us.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on co-venturers' financial condition and disputes between our co-venturers and us.

We have co-invested, and anticipate that we will continue in the future to co-invest, with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. In connection with joint venture investments, we do not have sole decision-making control regarding the property, partnership, joint venture or other entity. Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present were a third-party not involved, including the possibility that our partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Our partners or co-venturers also may have economic or other business interests or goals that are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our preferences, policies or objectives. Such investments also will have the potential risk of impasses on decisions, such as a sale, because neither we nor our partners or co-venturers would have full control over the partnership or joint venture. Disputes between us and our partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort exclusively on our business. Consequently, actions by or disputes with our partners or co-venturers might result in subjecting properties owned by the partnership, joint venture or other entity to additional risk. In addition, we may in certain circumstances be liable for the actions of our partners or co-venturers.

Risks Related to Our Organization and Structure

Our stock price will fluctuate.

Stock markets in general and our common stock have experienced significant price volatility over the past year. The market price and volume of our common stock may continue to be subject to significant fluctuations due not only to general stock market conditions but also to the risk factors discussed above and below and the following:

- operating results that vary from the expectations of securities analysts and investors;
- investor interest in our property portfolio;
- the reputation and performance of REITs;

- the attractiveness of REITs as compared to other investment vehicles;
- the results of our financial condition and operations;
- the perception of our growth and earnings potential;
- dividend payment rates and the form of the payment;
- increases in market rates, which may lead purchasers of our common stock to demand a higher yield; and
- changes in financial markets and national economic and general market conditions.

To qualify as a REIT, we may be forced to limit the activities of a TRS.

To qualify as a REIT, no more than 20% of the value of our total assets may consist of the securities of one or more taxable REIT subsidiaries, or TRS. Certain of our activities, such as our third-party development, management and leasing services, must be conducted through a TRS for us to qualify as a REIT. In addition, certain non-customary services must be provided by a TRS or an independent contractor. If the revenues from such activities create a risk that the value of our TRS entities, based on revenues or otherwise, approaches the 20% threshold, we will be forced to curtail such activities or take other steps to remain under the 20% threshold. Since the 20% threshold is based on value, it is possible that the IRS could successfully contend that the value of our TRS entities exceeds the 20% threshold even if the TRS accounts for less than 20% of our consolidated revenues, income or cash flow. Our on-campus participating properties and our third-party services are held by a TRS. Consequently, income earned from our on-campus participating properties and our third-party services will be subject to regular federal income taxation and state and local income taxation where applicable, thus reducing the amount of cash available for distribution to our security holders.

A TRS is not permitted to directly or indirectly operate or manage a "hotel, motel or other establishment more than one-half of the dwelling units in which are used on a transient basis." We believe that our method of operating our TRS entities will not be considered to constitute such an activity. Future Treasury Regulations or other guidance interpreting the applicable provisions might adopt a different approach, or the IRS might disagree with our conclusion. In such event we might be forced to change our method of operating our TRS entities, which could adversely affect us, or of one of our TRS entities could fail to qualify as a taxable REIT subsidiary, which would likely cause us to fail to qualify as a REIT.

Failure to qualify as a REIT would have significant adverse consequences to us and the value of our securities.

We intend to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes under the Internal Revenue Code. If we lose our REIT status, we will face serious tax consequences that would substantially reduce or eliminate the funds available for investment and for distribution to security holders for each of the years involved, because:

- we would not be allowed a deduction for dividends to security holders in computing our taxable income and such amounts would be subject to federal income tax at regular corporate rates;
- we also could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and
- unless we are entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified.

In addition, if we fail to qualify as a REIT, we will not be required to pay dividends to stockholders, and all dividends to stockholders will be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits. As a result of all these factors, our failure to qualify as a REIT also could impair our ability to expand our business and raise capital, and would adversely affect the value of our common stock.

Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable Treasury Regulations that have been promulgated under the Internal Revenue Code is greater in the case of a REIT that, like us, holds its assets through a partnership or a limited liability company. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. In order to qualify as a REIT, we must satisfy a number of requirements, including requirements regarding the composition of our assets and "two gross income tests": (a) at least 75% of our gross income in any year must be derived from qualified sources, such as "rents from real property," mortgage interest, dividends from other REITs and gains from sale of such assets, and (b) at least 95% of our gross income must be derived from sources meeting the 75% income test above, and other passive investment sources, such as other interest and dividends and gains from sale of securities. Also, we must pay dividends to stockholders aggregating annually at least 90% of our REIT taxable income, excluding any net capital gains. In addition, legislation, new regulations, administrative interpretations or court decisions may adversely affect our investors, our ability to qualify as a REIT for federal income tax purposes or the desirability of an investment in a REIT relative to other investments.

Even if we qualify as a REIT for federal income tax purposes, we may be subject to some federal, state and local taxes on our income or property and, in certain cases, a 100% penalty tax, in the event we sell property as a dealer or if a TRS enters into agreements with us or our tenants on a basis that is determined to be other than an arm's length basis.

To qualify as a REIT, we may be forced to borrow funds on a short-term basis during unfavorable market conditions.

In order to qualify as a REIT, we are required under the Internal Revenue Code to distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. A TRS may, in its discretion, retain any income it generates net of any tax liability it incurs on that income without affecting the 90% distribution requirements to which we are subject as a REIT. Net income of our TRS entities is included in REIT taxable income and increases the amount required to be distributed, only if such amounts are paid out as a dividend by a TRS. If a TRS distributes any of its after-tax income to us, that distribution will be included in our REIT taxable income. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we will be compelled to rely on third-party sources to fund our capital needs. We may not be able to obtain this financing on favorable terms or at all. Any additional indebtedness that we incur will increase our leverage. Our access to third-party sources of capital depends, in part, on:

- general market conditions;
- our current debt levels and the number of properties subject to encumbrances;
- our current performance and the market's perception of our growth potential;
- our cash flow and cash dividends; and
- the market price per share of our stock.

If we cannot obtain capital from third-party sources, we may not be able to acquire or develop properties when strategic opportunities exist, satisfy our debt service obligations or make the cash distributions to our security holders, including those necessary to qualify as a REIT.

Our charter contains restrictions on the ownership and transfer of our stock.

Our charter provides that, subject to certain exceptions, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Internal Revenue Code, more than 9.8% (by value or by number of shares, whichever is more restrictive) of the outstanding shares of our common stock or more than 9.8% by value of all our outstanding shares, including both common and preferred stock. We refer to this restriction as the "ownership limit." A person or entity that becomes subject to the ownership limit by virtue of a violative transfer that results in a transfer to a trust is referred to as a "purported beneficial transferee" if, had the violative transfer been effective, the person or entity would have been a record owner and beneficial owner or solely a beneficial owner of our stock, or is referred to as a "purported record transferee" if, had the violative transfer been effective, the person or entity would have been solely a record owner of our stock.

The constructive ownership rules under the Internal Revenue Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our stock (or the acquisition of an interest in an entity that owns, actually or constructively, our stock) by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% of our outstanding stock and thereby subject the stock to the ownership limit. Our charter, however, requires exceptions to be made to this limitation if our board of directors determines that such exceptions will not jeopardize our tax status as a REIT. This ownership limit could delay, defer or prevent a change of control or other transaction that might involve a premium price for our common stock or otherwise be in the best interest of our security holders.

Certain tax and anti-takeover provisions of our charter and bylaws may inhibit a change of our control.

Certain provisions contained in our charter and bylaws and the Maryland General Corporation Law may discourage a third-party from making a tender offer or acquisition proposal to us. If this were to happen, it could delay, deter or prevent a change in control or the removal of existing management. These provisions also may delay or prevent the security holders from receiving a premium for their securities over then-prevailing market prices. These provisions include:

- the REIT ownership limit described above;
- authorization of the issuance of our preferred shares with powers, preferences or rights to be determined by our board of directors;
- the right of our board of directors, without a stockholder vote, to increase our authorized shares and classify or reclassify unissued shares;
- advance-notice requirements for stockholder nomination of directors and for other proposals to be presented to stockholder meetings; and
- the requirement that a majority vote of the holders of common stock is needed to remove a member of our board of directors for "cause."

The Maryland business statutes also impose potential restrictions on a change of control of our company.

Various Maryland laws may have the effect of discouraging offers to acquire us, even if the acquisition would be advantageous to security holders. Our bylaws exempt us from some of those laws, such as the control share acquisition provisions, but our board of directors can change our bylaws at any time to make these provisions applicable to us.

Our rights and the rights of our security holders to take action against our directors and officers are limited.

Maryland law provides that a director or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believe to be in our best interests and with the care that an ordinary prudent person in a like position would use under similar circumstances. In addition, our charter eliminates our directors' and officers' liability to us and our stockholders for money damages except for liability resulting from actual receipt of an improper benefit in money, property or services or active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our bylaws require us to indemnify directors and officers for liability resulting from actions taken by them in those capacitates to the maximum extent permitted by Maryland law. As a result, we and our security holders may have more limited rights against our directors and officers than might otherwise exist under common law. In addition, we may be obligated to fund the defense costs incurred by our directors and officers.

Item 1B. Unresolved Staff Comments

There were no unresolved comments from the staff of the SEC at December 31, 2008.

Item 2. Properties

The following table presents certain summary information about our properties. Our properties generally are modern facilities, and amenities at most of our properties include a swimming pool, basketball courts and a large community center featuring a fitness center, computer center, tanning beds, study areas, and a recreation room with billiards and other games. Some properties also have a jacuzzi/hot tub, volleyball courts, tennis courts and in-unit washers and dryers. Callaway House also has a food service facility. Two wholly-owned properties completed construction and opened in Fall 2008 and one wholly-owned property is currently under construction with a scheduled completion date of August 2009. Lease terms are generally 12 months at wholly-owned properties and 9 months at our on-campus participating properties. These properties are included in the Wholly-Owned Properties and On-Campus Participating Properties segments discussed in Item 1 and the accompanying Notes to Consolidated Financial Statements contained in Item 8. All dollar amounts in this table and others herein, except share and per share amounts, are stated in thousands unless otherwise indicated.

We own fee title to all of these properties except for:

- University Village at TU, which is subject to a 75-year ground lease with Temple University (with four additional six-year extensions);
- University Centre, which is subject to a 95-year ground lease;
- Vista del Sol, which is subject to a 65-year ground/facility lease with Arizona State University (with two additional ten-year extensions);
- Barrett Honors College, which is subject to a 65-year ground/facility lease with Arizona State University (with two additional ten-year extensions); and
- Four on-campus participating properties held under ground/facility leases with two university systems.

Property	Year Built	Date Acquired/ Developed	Primary University Served	Typical Lease Term (Mos)	Year Ended December 31, 2008 Revenue	Average Monthly Revenue/ Bed (1)	2008 Average Occupancy (1)	Occupancy as of 12/31/08	# of Buildings	# of Units	# of Beds
WHOLLY-OWNED PROPERTIES											
Villas on Apache	1987	May-99	Arizona State University Main Campus	12	$ 1,990	$ 558	98.9%	97.2%	6	111	288
The Village at Blacksburg	1990/ 1998	Dec-00	Virginia Polytechnic Institute and State University	12	4,719	364	99.1%	99.1%	26	288	1,056
River Club Apartments	1996	Aug-99	The University of Georgia - Athens	12	3,379	378	92.5%	87.8%	18	266	792
River Walk Townhomes	1998	Aug-99	The University of Georgia - Athens	12	1,438	371	94.9%	90.5%	20	100	336
The Callaway House (2)	1999	Mar-01	Texas A&M University	9	6,764 (3)	n/a (3)	103.5%	103.5%	1	173	538
The Village at Alafaya Club	1999	Jul-00	The University of Central Florida	12	6,037	566	98.9%	99.2%	20	228	839
The Village at Science Drive	2000	Nov-01	The University of Central Florida	12	5,346	573	99.5%	99.3%	17	192	732
University Village at Boulder Creek	2002	Aug-02	The University of Colorado at Boulder	12	2,594	668	98.1%	98.7%	4	82	309
University Village at Fresno	2004	Aug-04	California State University - Fresno	12	2,573	538	88.9%	97.8%	9	105	406
University Village at TU (4)	2004	Aug-04	Temple University	12	6,369	647	98.8%	98.9%	3	220	749
University Village at Sweet Home	2005	Aug-05	State University of New York – Buffalo	12	6,004	625	94.9%	89.0%	11	269	828
University Club Tallahassee (5)	2000	Feb-05	Florida State University	12	4,170	425	99.0%	98.8%	19	152	608
The Grove at University Club (5)	2002	Feb-05	Florida State University	12	878	429	98.0%	98.4%	8	64	128
College Club Tallahassee (5)	2001	Feb-05	Florida A&M University	12	2,283	395	89.8%	87.0%	12	96	384
The Greens at College Club (5)	2004	Feb-05	Florida A&M University	12	951	380	93.2%	92.5%	5	40	160
University Club Gainesville	1999	Feb-05	University of Florida	12	2,212	410	98.7%	98.4%	9	94	376
The Estates	2002	Mar-05	University of Florida	12	7,285	577	96.9%	94.0%	20	396	1,044
City Parc at Fry Street	2004	Mar-05	University of North Texas	12	2,829	542	99.0%	98.8%	8	136	418
Entrada Real	2000	Mar-06	University of Arizona	12	2,268	502	98.0%	98.1%	8	98	363
Royal Oaks (5)	1990	Mar-06	Florida State University	12	1,190	424	98.2%	97.3%	4	82	224
Royal Pavilion (5)	1991	Mar-06	Florida State University	12	1,084	423	98.5%	98.5%	4	60	204
Royal Village Tallahassee (5)	1992	Mar-06	Florida State University	12	1,531	426	97.8%	97.9%	4	75	288
Royal Village Gainesville	1996	Mar-06	University of Florida	12	2,734	486	97.5%	97.1%	8	118	448
Northgate Lakes	1997/98	Mar-06	The University of Central Florida	12	4,677	525	98.9%	98.9%	13	194	710
Royal Lexington	1994	Mar-06	The University of Kentucky	12	1,808	389	96.8%	100.0%	4	94	364
The Woods at Greenland	2001	Mar-06	Middle Tennessee State University	12	1,322	389	97.9%	98.2%	3	78	276
Raider's Crossing	2002	Mar-06	Middle Tennessee State University	12	1,394	408	98.7%	98.6%	4	96	276
Raider's Pass	2002/03	Mar-06	Texas Tech University	12	4,416	427	99.1%	99.3%	12	264	828
Aggie Station	2003	Mar-06	Texas A&M University	12	2,605	469	99.6%	99.6%	5	156	450
The Outpost San Marcos	2003/04	Mar-06	Texas State University – San Marcos	12	2,706	445	98.8%	99.0%	5	162	486
The Outpost San Antonio	2005	Mar-06	University of Texas – San Antonio	12	5,244	495	99.3%	99.3%	10	276	828

Property	Year Built	Date Acquired/ Developed	Primary University Served	Typical Lease Term (Mos)	Year Ended December 31, 2008 Revenue	Average Monthly Revenue/ Bed (1)	2008 Average Occupancy (1)	Occupancy as of 12/31/08	# of Buildings	# of Units	# of Beds
Callaway Villas	2006	Aug-06	Texas A&M University	12	5,352	608	99.1%	98.4%	20	236	704
Subtotal Same Store Wholly-Owned Properties (6)					106,152	494	97.7%	97.1%	320	5,001	16,440
Village on Sixth	2000/ 2006	Jan-07	Marshall University	12	3,441	432	85.9%	94.5%	14	248	752
Newtown Crossing	2005/ 2007	Feb-07	University of Kentucky	12	5,792	529	89.0%	87.4%	7	356	942
Olde Town University Square	2005	Feb-07	University of Toledo	12	3,650	526	98.8%	98.7%	4	224	550
Peninsular Place	2005	Feb-07	Eastern Michigan University	12	2,882	491	90.6%	90.2%	2	183	478
University Centre	2007	Aug-07	Rutgers University, NJIT, Essex CCC	9/12	6,308	776	77.0%	91.8%	2	234	838
Sunnyside Commons (7)	1925-2001	Feb-08	West Virginia University	12	662	384	98.6%	99.4%	9	68	161
Pirate's Place (7)	1996	Feb-08	East Carolina University	12	1,268	265	81.2%	91.5%	12	144	528
University Highlands (7)	2004	June-08	University of Nevada at Reno	12	1,437	559	57.4%	67.3%	17	216	732
Jacob Heights I (5) (7)	2004	June-08	Minnesota State University	12	450	519	76.3%	74.1%	11	42	162
Jacob Heights III (5) (7)	2006	June-08	Minnesota State University	12	267	443	89.4%	86.5%	14	24	96
The Summit (5) (7)	2003	June-08	Minnesota State University	12	1,867	416	94.9%	95.4%	9	192	672
GrandMarc – Seven Corners (7)	2000	June-08	University of Minnesota	12	2,112	712	83.6%	89.1%	1	186	440
University Village – Sacramento (7)	1979	June-08	California State University – Sacramento	12	1,437	585	91.0%	91.9%	41	250	394
Aztec Corner (7)	1995	June-08	San Diego State University	12	2,522	608	99.3%	99.3%	3	180	606
University Crossings (7)	1926/ 2003	June-08	University of Pennsylvania / Drexel	12	3,845	471	97.0%	99.5%	1	260	1,016
Campus Corner (7)	1997	June-08	Indiana University	12	1,460	350	67.3%	77.9%	23	254	796
Tower at 3rd (7)	1973	June-08	University of Illinois	12	1,624	629	95.4%	95.9%	1	147	295
University Mills (7)	2002	June-08	University of Northern Iowa	12	1,136	422	89.1%	99.0%	11	121	481
Pirates Cove (7)	2000	June-08	East Carolina University	12	1,746	317	70.7%	70.3%	26	264	1,056
University Manor (7)	2002	June-08	East Carolina University	12	1,321	468	77.9%	87.7%	18	168	600
Brookstone Village (7)	1993	June-08	UNC – Wilmington	12	663	406	95.5%	95.8%	12	124	238
Campus Walk – Wilmington (7)	1989	June-08	UNC – Wilmington	12	1,066	527	95.8%	97.2%	12	289	290
Riverside Estates (7)	1994	June-08	University of South Carolina	12	1,834	544	84.3%	96.4%	18	205	700
Cambridge at Southern (7)	2006	June-08	Georgia Southern University	12	1,685	668	78.7%	89.4%	13	228	564
Campus Club - Statesboro (7)	2003	June-08	Georgia Southern University	12	2,449	393	89.7%	90.5%	26	276	984
University Pines (7)	2001	June-08	Georgia Southern University	12	1,371	524	85.4%	96.6%	13	144	552
Lakeside (7)	1991	June-08	University of Georgia	12	1,875	490	83.5%	92.9%	20	244	776
The Club (7)	1989	June-08	University of Georgia	12	884	433	75.1%	91.7%	17	120	480
Pegasus Connection (7)	1999	June-08	Central Florida	12	3,163	769	77.8%	88.7%	21	306	930

Property	Year Built	Date Acquired/ Developed	Primary University Served	Typical Lease Term (Mos)	Year Ended December 31, 2008 Revenue	Average Monthly Revenue/ Bed (1)		2008 Average Occupancy (1)	Occupancy as of 12/31/08	# of Buildings	# of Units	# of Beds
University Place (7)	2003	June-08	University of Virginia	12	1,119	398		76.3%	77.3%	12	144	528
Southview (7)	1998	June-08	James Madison University	12	2,767	512		89.7%	99.7%	21	240	960
Stonegate (7)	2000	June-08	James Madison University	12	1,991	423		98.8%	99.4%	15	168	672
The Commons (7)	1991	June-08	James Madison University	12	1,329	466		87.4%	97.2%	11	132	528
University Gables (7)	2001	June-08	Middle Tennessee State University	12	1,276	337		77.3%	78.1%	15	168	648
Campus Ridge (7)	2003	June-08	East Tennessee State University	12	1,185	344		92.8%	93.6%	10	132	528
The Enclave I (7)	2002	June-08	Bowling Green State University	12	709	297		68.1%	65.6%	11	120	480
Hawks Landing (7)	1994	June-08	Miami University of Ohio	12	731	330		68.1%	74.0%	13	122	484
Willowtree Apartments (5) (7)	1968	June-08	University of Michigan	12	1,588	449		90.7%	91.2%	13	310	568
Willowtree Towers (5) (7)	1974	June-08	University of Michigan	12	791	425		95.8%	96.5%	3	163	283
Abbott Place (7)	1999	June-08	Michigan State University	12	1,638	444		85.3%	94.8%	9	222	654
University Centre – Kalamazoo (7)	2004	June-08	Western Michigan University	12	1,213	388		60.3%	57.6%	23	232	700
University Meadows (7)	2001	June-08	Central Michigan University	12	1,180	339		80.1%	82.3%	23	184	616
Campus Way (7)	1993	June-08	University of Alabama	12	1,619	371		92.5%	93.6%	9	196	684
Campus Walk - Oxford (7)	2001	June-08	University of Mississippi	12	739	494		52.9%	56.9%	10	108	432
Campus Trails (7)	1991	June-08	Mississippi State University	12	1,038	401		87.6%	97.7%	14	156	480
University Pointe (7)	2004	June-08	Texas Tech University	12	2,189	478		96.5%	96.6%	11	204	682
University Trails (7)	2003	June-08	Texas Tech University	12	2,027	441		96.9%	98.7%	20	240	684
Vista del Sol (8) (9)	2008	Aug-08	Arizona State University	12	5,708	591		99.4%	99.0%	12	613	1,866
Villas at Chestnut Ridge (8)	2008	Aug-08	State University of New York – Buffalo	12	1,665	662		99.0%	98.7%	12	196	552
Barrett Honors College (10)	2009	Aug-09	Arizona State University	12	-	-		-	-	7	601	1,720
Subtotal – New Wholly-Owned Properties					92,719	481		85.1%	89.6%	652	10,348	31,858
Total – Wholly-Owned Properties					198,871	486		89.6%	92.2%	972	15,349	48,298
***ON-CAMPUS PARTICIPATING PROPERTIES* (11) (12)**												
University Village – PVAMU	1996/ 97/98	Aug-96 Aug-98	Prairie View A&M University	9	8,652	480		95.9%	98.2%	30	612	1,920
University College – PVAMU	2000/ 2003	Aug-00 Aug-03	Prairie View A&M University	9	6,132	477		89.4%	88.3%	14	756	1,470
University Village - TAMIU	1997	Aug-97	Texas A&M International University	9	1,174	464		91.4%	87.6%	4	84	250
Cullen Oaks	2001/ 2005	Aug-01 Aug-05	The University of Houston	9	6,084	651		99.4%	99.7%	4	411	879
Total - On-Campus Participating Properties					22,042	511		93.6%	94.7%	52	1,863	4,519
Grand Total- All Properties					$ 220,913	$ 488	(13)	89.9%	92.4%	1,024	17,212	52,817

(1) Average monthly revenue per bed is calculated based upon our base rental revenue earned during typical lease terms for the year ended December 31, 2008 divided by average occupied beds over the typical lease term. Average occupancy is calculated based on the average number of occupied beds during typical lease terms for the year ended December 31, 2008 divided by total beds.

(2) Although we hold an 80% interest in the property, because of our preferred distribution rights, we currently receive substantially all of the property's net cash flow.

(3) As rent at this property includes food services, revenue is not comparable to the other properties in this chart.

(4) Subject to a 75-year ground lease with Temple University.

(5) For lease administration purposes, University Club Tallahassee and The Grove at University Club are reported combined, College Club Tallahassee and The Greens at College Club are reported combined, Royal Oaks, Royal Pavilion, and Royal Village Tallahassee are reported combined, Jacob Heights I, Jacob Heights III, and The Summit are reported combined, and Willowtree Apartments and Willowtree Towers are reported combined. As a result, revenue for the year ended December 31, 2008 is allocated to the respective properties based on relative bed count.

(6) Our same store wholly-owned portfolio represents properties that were owned by us for both of the full years ended December 31, 2008 and 2007.

(7) These properties were acquired during 2008. Average occupancy is calculated based on the period these properties were owned and operated by us in 2008.

(8) This property completed construction and opened in the Fall 2008 semester. Average occupancy is calculated based on the period this property was operating in 2008.

(9) Subject to a 65-year ground/facility lease with Arizona State University.

(10) Currently under development with a scheduled completion date of August 2009. Subject to a 65-year ground/facility lease with Arizona State University.

(11) Although our on-campus participating properties accounted for 10.8% of our units, 8.6% of our beds and 10.0% of our revenues for the year ended December 31, 2008, because of the structure of their ownership and financing we have only received approximately $1.4 million in distributions of excess cash flow during the year ended December 31, 2008. The ground/facility leases through which we own our on-campus participating properties provide that the university lessor may purchase our interest in and assume the management of the facility.

(12) Subject to ground/facility leases with their primary university systems. Average occupancy is calculated based on the nine month academic year (excluding the summer months).

(13) Does not include revenues from The Callaway House because of its food service component.

Item 3. Legal Proceedings

From time to time, we are subject to various lawsuits, claims and proceedings arising in the ordinary course of business. As of December 31, 2008, none of these were expected to have a material adverse effect on our cash flows, financial condition, or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of our stockholders during the quarter ended December 31, 2008.

PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters

Market Information

The Company's common stock has been listed and is traded on the New York Stock Exchange ("NYSE") under the symbol "ACC". The following table sets forth, for the periods indicated, the high and low sale prices in dollars on the NYSE for our common stock and the distributions we declared with respect to the periods indicated.

	High	Low	Distributions Declared
Quarter ended March 31, 2007	$ 32.52	$ 28.35	$ 0.3375
Quarter ended June 30, 2007	$ 31.68	$ 27.12	$ 0.3375
Quarter ended September 30, 2007	$ 29.56	$ 24.30	$ 0.3375
Quarter ended December 31, 2007	$ 30.52	$ 23.18	$ 0.3375
Quarter ended March 31, 2008	$ 29.50	$ 24.84	$ 0.3375
Quarter ended June 30, 2008	$ 32.08	$ 26.53	$ 0.3375
Quarter ended September 30, 2008	$ 34.75	$ 27.28	$ 0.3375
Quarter ended December 31, 2008	$ 37.00	$ 15.05	$ 0.3375

Holders

As of January 31, 2009, there were approximately 15,000 holders of record of the Company's common stock and 42,354,283 shares of common stock outstanding.

Distributions

We intend to continue to declare quarterly distributions on our common stock. The actual amount, timing and form of payment of distributions, however, will be at the discretion of our Board of Directors and will depend upon our financial condition in addition to the requirements of the Code, and no assurance can be given as to the amounts, timing or form of payment of future distributions. The payment of distributions is subject to restrictions under the Company's $160 million revolving credit facility described in Note 11 to the Consolidated Financial Statements in Item 8 and discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 under Liquidity and Capital Resources.

Equity Compensation Plans

We have adopted the 2004 Incentive Award Plan (the "Plan"). The Plan provides for the grant to selected employees and directors of the Company and the Company's affiliates of stock options, common units of limited partnership interest in the Operating Partnership ("Common Units"), profits interest units ("PIUs"), restricted stock units ("RSUs"), restricted stock awards ("RSAs"), and other stock-based incentive awards. The Company has reserved a total of 1,210,000 shares of the Company's common stock for issuance pursuant to the Plan, subject to certain adjustments for changes in the Company's capital structure, as defined in the Plan. Refer to Note 12 in the accompanying Notes to Consolidated Financial Statements in Item 8 for a more detailed description of the Plan. As of December 31, 2008, the total units and shares issued under the Plan were as follows:

	# of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights	# of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved by Security Holders	623,289 [1]	$-0-	586,711
Equity Compensation Plans Not Approved by Security Holders	n/a	n/a	n/a

[1] Consists of RSUs granted to non-employee Board of Director members, RSAs granted to its executive officers and certain employees and common units of limited partnership interest in the Operating Partnership.

Item 6. Selected Financial Data

The following table sets forth selected financial and operating data on a consolidated historical basis for the Company and on a combined historical basis for our predecessor entities (the "Predecessor"). Results for the year ended December 31, 2004 represent the combined historical data for our Predecessor for the period from January 1, 2004 to August 16, 2004 as well as the consolidated results for our Company for the period from August 17, 2004 to December 31, 2004.

The following data should be read in conjunction with the Notes to Consolidated Financial Statements in Item 8 and Management's Discussion and Analysis of Financial Condition and Results of Operations included in Item 7.

	As of and for the Year Ended December 31,					
	2008	2007	2006	2005	2004	
Statements of Operations Information:						
Revenues	$ 235,413	$ 147,135	$ 118,953	$ 82,522	$ 56,230	
(Loss) income from continuing operations	(13,008)	(1,686)	1,662	1,751	(1,350)	
Discontinued operations:						
(Loss) income attributable to discontinued operations	(47)	-	2,287	2,028	50	
Gain (loss) from disposition of real estate	-	-	18,648	5,883	(39)	
Net (loss) income	(13,055)	(1,686)	22,597	9,662	(1,339)	
Per Share and Distribution Data:						
Earnings per diluted share:						
(Loss) income from continuing operations	$ (0.34)	$ (0.07)	$ 0.08	$ 0.12	$ 0.05	(1)
Discontinued operations	-	-	1.09	0.53	0.10	(1)
Net (loss) income	(0.34)	(0.07)	1.17	0.65	0.15	(1)
Cash distributions declared per share / unit	1.35	1.35	1.35	1.35	0.1651	(1)
Cash distributions declared	50,563	32,931	25,287	20,180	2,084	(1)
Balance Sheet Data:						
Total assets	$ 2,183,909	$ 1,076,296	$ 884,381	$ 550,862	$ 367,628	
Secured debt	1,262,221	533,430	432,294	291,646	201,014	
Unsecured revolving credit facility	14,700	9,600	-	-	-	
Capital lease obligations	2,555	2,798	2,348	1,679	598	
Stockholders' equity	787,984	444,377	369,474	223,227	138,229	
Selected Owned Property Information:						
Owned properties	86	44	38	25	18	
Units	17,212	9,519	7,711	5,620	4,317	
Beds	52,817	28,657	23,663	17,109	12,955	
Occupancy as of December 31,	92.4%	95.1%	96.2%	97.0%	97.1%	
Net cash provided by operating activities	$ 32,887	$ 29,047	$ 35,237	$ 20,429	$ 17,778	
Net cash used in investing activities	(432,410)	(187,591)	(102,718)	(111,755)	(63,621)	
Net cash provided by financing activities	413,050	91,510	121,947	111,332	45,251	
Funds From Operations ("FFO"):						
Net (loss) income	$ (13,055)	$ (1,686)	$ 22,597	$ 9,662	$ (1,339)	
Minority interests	236	255	2,038	164	(100)	
(Gain) loss from disposition of real estate	-	-	(18,648)	(5,883)	39	
Loss from unconsolidated joint ventures	1,619	108	-	-	-	
FFO from unconsolidated joint ventures	(487)	(108)	-	-	-	
Real estate related depreciation and amortization	56,459	29,824	24,956	16,032	10,009	
Funds from operations (2) (3)	$ 44,772	$ 28,393	$ 30,943	$ 19,975	$ 8,609	

(1) Represents per share information and cash distributions declared during the period from August 17, 2004 (our IPO date) through December 31, 2004.

(2) As defined by the National Association of Real Estate Investment Trusts or NAREIT, funds from operations or FFO represents income (loss) before allocation to minority interests (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus real estate related depreciation and amortization (excluding amortization of loan origination costs) and after adjustments for unconsolidated partnerships and joint ventures. We present FFO because we consider it an important supplemental measure of our operating performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting their results. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income.

We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its March 1995 White Paper (as amended in November 1999 and April 2002), which may differ from the methodology for calculating FFO utilized by other equity REITs and, accordingly, may not be comparable to such other REITs. Further, FFO does not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments and uncertainties. FFO should not be considered as an alternative to net income (loss) (computed in accordance with GAAP) as an indicator of our financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay distributions.

(3) When considering our FFO, we believe it is also a meaningful measure of our performance to make certain adjustments related to our on-campus participating properties. See Management's Discussion and Analysis of Financial Condition and Results of Operations—Funds from Operations in Item 7 contained herein.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Company and Our Business

Overview

We are one of the largest owners, managers and developers of high quality student housing properties in the United States in terms of beds owned and under management. We are a fully integrated, self-managed and self-administered equity REIT with expertise in the acquisition, design, financing, development, construction management, leasing and management of student housing properties.

On June 11, 2008, we completed the acquisition of GMH's student housing business. At the time of closing, the GMH student housing portfolio consisted of 42 wholly-owned properties containing 24,939 beds located in various markets throughout the country. Two of the acquired properties totaling 1,468 beds were sold in the third quarter of 2008. The total consideration paid for GMH was approximately $1,018.7 million, inclusive of transaction costs.

In February 2008, we acquired a 144-unit, 528-bed property (Pirate's Place) located near the campus of East Carolina University in Greenville, North Carolina, for a purchase price of $10.6 million, which excludes $0.8 million of transaction costs, initial integration expenses and capital expenditures. As part of the transaction, we assumed approximately $7.0 million in fixed-rate mortgage debt with an annual interest rate of 7.15% and remaining term to maturity of 14.9 years.

In February 2008, we also acquired a 68-unit, 161-bed property (Sunnyside Commons) located near the campus of West Virginia University in Morgantown, West Virginia, for a purchase price of $7.5 million, which excludes $0.6 million of transaction costs, initial integration expenses and capital expenditures. We did not assume any debt as part of this transaction.

Property Portfolio

As of December 31, 2008, our total property portfolio contained 86 student housing properties with approximately 52,800 beds and 17,200 apartment units, all of which we manage. Our communities contain modern housing units and are supported by a resident assistant system and other student-oriented programming, with many offering resort-style amenities.

As of December 31, 2008, our property portfolio included 82 wholly-owned properties, which consisted of 80 owned off-campus properties that are in close proximity to 63 colleges and universities in 24 states and two owned on-campus properties, of which one is currently under construction. The net operating income of these student housing communities, which is one of the financial measures that we use to evaluate community performance, is affected by the demand and supply dynamics within our markets, which drives our rental rates and occupancy levels and is affected by our ability to control operating costs. Our overall operating performance is also impacted by the general availability and cost of capital and the performance of our newly developed and acquired student housing communities. Our primary business objectives are to create long-term stockholder value by accessing capital on cost effective terms, deploying that capital to develop, redevelop and acquire student housing communities and selling communities when they no longer meet our long-term investment strategy and when market conditions are favorable.

The construction of our two owned on-campus properties is funded with our equity through the ACE program which enables colleges and universities to preserve their credit capacity to fund core academic infrastructure. Each of these properties operate under a ground/facility lease with a related university system.

Additionally, we participate with two university systems in the ownership of four on-campus properties under long-term ground/facility leases; we refer to these properties as our "on-campus participating properties."

Third-Party Development and Management Services

We also provide development and construction management services for student housing properties owned by universities, 501(c) 3 foundations and others. Our clients have included some of the nation's most prominent systems of higher education, including the State University of New York System, the University of California System, the University of Houston System, the Texas A&M University System, the Texas State University System, the University of Georgia System, the University of North Carolina System, the Purdue University System, the University of Colorado System, and the West Virginia University System. We have developed student housing properties for these clients and a majority of the time have been retained to manage these properties following their opening. Since 1996, we have developed and assisted in securing financing for 34 third-party student housing properties. As of December 31, 2008, we were under contract on four projects that are currently in progress and whose fees range from $0.2 million to $7.6 million. As of December 31, 2008, fees of approximately $4.8 million remained to be earned by us with respect to these projects, which have scheduled completion dates of July 2009 through August 2010.

As of December 31, 2008, we owned a minority interest in two joint ventures that owned an aggregate of 21 student housing properties with approximately 12,100 beds in approximately 3,600 units. We also provide third-party management and leasing services for 34 properties that represent approximately 24,300 beds in approximately 8,900 units, five of which we developed. Our third-party management and leasing services are typically provided pursuant to multi-year management contracts that have an initial term that ranges from one to five years. As of December 31, 2008, our total owned, joint venture and third-party managed portfolio was comprised of 141 properties that represented approximately 89,200 beds in approximately 29,700 units.

We believe that the ownership and operation of student housing communities in close proximity to selected colleges and universities presents an attractive long-term investment opportunity for our investors. We intend to continue to execute our strategy of identifying existing differentiated, typically highly amenitized, student housing communities or development opportunities in close proximity to university campuses with high barriers to entry which are projected to experience substantial increases in enrollment and/or are under-serviced in terms of existing on and/or off-campus student housing. While fee revenue from our third-party development, construction management and property management services allows us to develop strong and key relationships with colleges and universities, this area has over time become a smaller portion of our operations due to the continued focus on and growth of our wholly-owned property portfolio. Nevertheless, we believe these services continue to provide synergies with respect to our ability to identify, close, and successfully operate student housing properties.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions in certain circumstances that affect amounts reported in our consolidated and combined financial statements and related notes. In preparing these financial statements, management has utilized all available information, including its past history, industry standards and the current economic environment, among other factors, in forming its estimates and judgments of certain amounts included in the consolidated and combined financial statements, giving due consideration to materiality. It is possible that the ultimate outcome anticipated by management in formulating its estimates may not be realized. Application of the critical accounting policies below involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In addition, other companies in similar businesses may utilize different estimation policies and methodologies, which may impact the comparability of our results of operations and financial condition to those companies.

Revenue and Cost Recognition of Third-Party Development and Management Services

Development revenues are generally recognized based on a proportionate performance method based on contract deliverables, while construction revenues are recognized using the percentage of completion method, as determined by construction costs incurred relative to total estimated construction costs. Costs associated with such projects are deferred and recognized in relation to the revenues earned on executed contracts. For projects where our fee is based on a fixed price, any cost overruns incurred during construction, as compared to the original budget, will reduce the net fee generated on those projects. Incentive fees are generally recognized when the project is complete and performance has been agreed upon by all parties, or when performance has been verified by an independent third-party.

We also evaluate the collectibility of fee income and expense reimbursements generated through the provision of development and construction management services based upon the individual facts and circumstances, including the contractual right to receive such amounts in accordance with the terms of the various projects, and reserves any amounts that are deemed to be uncollectible.

Pre-development expenditures such as architectural fees, permits and deposits associated with the pursuit of third-party and owned development projects are expensed as incurred, until such time that management believes it is probable that the contract will be executed and/or construction will commence. Because we frequently incur these pre-development expenditures before a financing commitment and/or required permits and authorizations have been obtained, we bear the risk of loss of these pre-development expenditures if financing cannot ultimately be arranged on acceptable terms or we are unable to successfully obtain the required permits and authorizations. As such, management evaluates the status of third-party and owned projects that have not yet commenced construction on a periodic basis and expenses any deferred costs related to projects whose current status indicates the commencement of construction is unlikely and/or the costs may not provide future value to us in the form of revenues. Such write-offs are included in third-party development and management services expenses (in the case of third-party development projects) or general and administrative expenses (in the case of owned development projects) on the accompanying consolidated statements of operations.

Third-party management fees are generally received and recognized on a monthly basis and are computed as a percentage of property receipts, revenues or a fixed monthly amount, in accordance with the applicable management contract. Incentive management fees are recognized when the contractual criteria are anticipated to be met.

Student Housing Rental Revenue Recognition and Accounts Receivable

Student housing rental revenue is recognized on a straight-line basis over the term of the contract. Ancillary and other property related income is recognized in the period earned. In estimating the collectibility of our accounts receivable, we analyze the aging of resident receivables, historical bad debts, and current economic trends. These estimates have a direct impact on our net income, as an increase in our allowance for doubtful accounts reduces our net income.

Allocation of Fair Value to Acquired Properties

The price that we pay to acquire a property is impacted by many factors, including the condition of the buildings and improvements, the occupancy of the building, favorable or unfavorable financing, and numerous other factors. Accordingly, we are required to make subjective assessments to allocate the purchase price paid to acquire investments in real estate among the assets acquired and liabilities assumed based on our estimate of the fair values of such assets and liabilities. This includes, among other items, determining the value of the buildings and improvements, land, in-place tenant leases, and any debt assumed from the seller. Each of these estimates requires a great deal of judgment and some of the estimates involve complex calculations. Our calculation methodology is summarized in Note 2 to our consolidated financial statements contained in Item 8 herein. These allocation assessments have a direct impact on our results of operations because if we were to allocate more value to land there would be no depreciation with respect to such amount or if we were to allocate more value to the buildings as opposed to allocating to the value of in-place tenant leases, this amount would be recognized as an expense over a much longer period of time, since the amounts allocated to buildings are depreciated over the estimated lives of the buildings whereas amounts allocated to in-place tenant leases are amortized over the terms of the leases (generally less than one year).

Long-Lived Assets–Impairment

On a periodic basis, management is required to assess whether there are any indicators that the value of our real estate properties may be impaired. A property's value is considered impaired if management's estimate of the aggregate future cash flows (undiscounted and without interest charges) to be generated by the property are less than the carrying value of the property. These estimates of cash flows consider factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the property, thereby reducing our net income.

Outperformance Bonus Plan

The Outperformance Bonus Plan was adopted upon consummation of our IPO in August 2004, and consisted of awards to key employees equal to the value of 367,682 shares of our common stock. Compensation related to these awards was not recorded until 2007 when management determined that certain of the required performance measures were probable of achievement. Such awards vested on the third anniversary of the IPO (August 2007), upon our achievement of specified performance measures. Upon vesting, the Compensation Committee of the Board of Directors exercised its permitted discretion and granted 132,400 of the awards to selected recipients in the form of PIUs, with the remainder of the awards paid in cash in the amount of $6.7 million. A compensation charge of approximately $10.4 million was recorded during the year ended December 31, 2007, to reflect the value of such awards. As a result of our October 2007 equity offering discussed in Note 2 in the accompanying Notes to Consolidated Financial Statements contained in Item 8 herein, a book-up event occurred for tax purposes, resulting in the 132,400 PIUs being converted to Common Units of the Operating Partnership.

Capital Expenditures

We distinguish between capital expenditures necessary for the ongoing operations of our properties and acquisition-related improvements incurred within one to two years of acquisition of the related property. (Acquisition-related improvements are expenditures that have been identified at the time the property is acquired, and which we intended to incur in order to position the property to be consistent with our physical standards). We capitalize non-recurring expenditures for additions and betterments to buildings and land improvements. In addition, we generally capitalize expenditures for exterior painting, roofing, and other major maintenance projects that substantially extend the useful life of the existing assets. The cost of ordinary repairs and maintenance that do not improve the value of an asset or extend its useful life are charged to expense when incurred. Planned major repair, maintenance and improvement projects are capitalized when performed. In some circumstances, lenders require us to maintain a reserve account for future repairs and capital expenditures. These amounts are classified as restricted cash on the accompanying consolidated balance sheets, as the funds are not available to us for current use.

Results of Operations

Comparison of the Years Ended December 31, 2008 and December 31, 2007

The following table presents our results of operations for the years ended December 31, 2008 and 2007, including the amount and percentage change in these results between the two periods.

	Year Ended December 31, 2008	Year Ended December 31, 2007	Change ($)	Change (%)
Revenues:				
Wholly-owned properties	$ 196,535	$ 116,286	$ 80,249	69.0%
On-campus participating properties	22,042	20,966	1,076	5.1%
Third-party development services	7,922	5,490	2,432	44.3%
Third-party management services	6,578	2,821	3,757	133.2%
Resident services	2,336	1,572	764	48.6%
Total revenues	235,413	147,135	88,278	60.0%
Operating expenses:				
Wholly-owned properties	102,686	55,155	47,531	86.2%
On-campus participating properties	10,771	9,379	1,392	14.8%
Third-party development and management services	11,123	5,708	5,415	94.9%
General and administrative	11,274	17,660	(6,386)	(36.2%)
Depreciation and amortization	57,555	30,444	27,111	89.1%
Ground/facility leases	1,778	1,622	156	9.6%
Total operating expenses	195,187	119,968	75,219	62.7%
Operating income	40,226	27,167	13,059	48.1%
Nonoperating income and (expenses):				
Interest income	1,131	1,477	(346)	(23.4%)
Interest expense	(50,038)	(27,871)	(22,167)	79.5%
Amortization of deferred financing costs	(2,570)	(1,340)	(1,230)	91.8%
Loss from unconsolidated joint ventures	(1,619)	(108)	(1,511)	1399.1%
Other nonoperating income	486	-	486	100.0%
Total nonoperating expenses	(52,610)	(27,842)	(24,768)	89.0%
Loss before taxes, minority interests, and discontinued operations	(12,384)	(675)	(11,709)	1734.7%
Income tax provision	(388)	(756)	368	(48.7%)
Minority interests	(236)	(255)	19	(7.5%)
Loss from continuing operations	(13,008)	(1,686)	(11,322)	671.5%
Discontinued operations:				
Loss attributable to discontinued operations	(47)	-	(47)	100.0%
Net loss	**$ (13,055)**	**$ (1,686)**	**$ (11,369)**	**674.3%**

Wholly-Owned Properties Operations

Revenues from our wholly-owned properties increased by $80.2 million in 2008 as compared to 2007 primarily due to the acquisition of GMH's student housing business in June 2008, the acquisition of two properties during the first quarter 2008, the completion of construction and opening of Vista del Sol and Villas at Chestnut Ridge in August 2008, and the completion of construction and opening of University Centre in August 2007. Operating expenses increased by approximately $47.5 million in 2008 compared to 2007, primarily due to the same factors which affected the increase in revenues.

New Property Operations. On June 11, 2008, we acquired GMH's student housing business, including 42 properties containing 24,939 beds located in various markets throughout the country. Of the 42 properties acquired, two were under contract to be sold on the acquisition date and were sold in July and August 2008. The sold properties' net loss through the date of disposition is reflected as discontinued operations for 2008. During 2008, the remaining 40 properties acquired from

GMH contributed an additional $61.3 million of revenues and an additional $39.2 million of operating expenses. In addition, we acquired two properties in February 2008: Pirate's Place, located near the campus of East Carolina University in Greenville, North Carolina; and Sunnyside Commons, located near the campus of West Virginia University in Morgantown, West Virginia. In August 2008, we completed construction of and opened Vista del Sol, serving students attending Arizona State University, and Villas at Chestnut Ridge, serving students attending SUNY-Buffalo. Additionally, in August 2007, we completed construction of and opened University Centre, serving students attending Rutgers University, NJIT and various surrounding educational institutions. These non-GMH new properties contributed an additional $16.1 million of revenues and an additional $6.2 million of operating expenses during 2008 as compared to 2007.

Same Store Property Operations (Excluding New Property Activity). We had 32 properties containing 16,440 beds which were operating during both 2008 and 2007. These properties produced revenues of $106.2 million and $102.6 million during 2008 and 2007, respectively, an increase of $3.6 million. This increase was primarily due to an increase in average rental rates during 2008 as compared to 2007. The average occupancy for this group of properties remained relatively flat at 96.9% for both 2008 and 2007. Revenues in 2009 will be dependent on our ability to maintain our current leases in effect for the 2008/2009 academic year and our ability to obtain appropriate rental rates and desired occupancy for the 2009/2010 academic year at our various properties during our leasing period, which typically begins in January and ends in August.

At these same store properties, operating expenses increased by $2.1 million, to $49.0 million in 2008 as compared to $46.9 million in 2007. This increase was primarily due to marketing costs, costs associated with the 2008 hurricane season, property taxes, and utilities. We anticipate that operating expenses for our same store property portfolio in 2009 will increase slightly as compared with 2008 as a result of expected increases in utility costs, insurance costs, property taxes and general inflation.

On-Campus Participating Properties ("OCPP") Operations

Same Store OCPP Operations. We had four participating properties containing 4,519 beds which were operating during both 2008 and 2007. Revenues from our same store participating properties increased to $22.0 million in 2008 from $21.0 million in 2007, an increase of $1.0 million. This increase was primarily due to an increase in average rental rates, offset by a decrease in average occupancy from 78.2% in 2007 to73.7% in 2008.

At these properties, operating expenses increased to $10.8 million in 2008 from $9.4 million in 2007, an increase of $1.4 million. This increase was primarily due to costs associated with the 2008 hurricane season and utilities. We anticipate that operating expenses in 2009 will increase slightly as compared with 2008 as a result of expected increases in insurance costs, utility costs and general inflation.

Third-Party Development Services Revenue

Third-party development services revenue increased by $2.4 million from $5.5 million in 2007 to $7.9 million in 2008. This increase was primarily due to projects with larger fees in progress during 2008 as compared to 2007. We had six projects in progress during 2008 with an average contractual fee of approximately $3.1 million, as compared to 2007 during which we had seven projects in progress with an average contractual fee of approximately $1.7 million.

Closing of additional third-party development services projects during 2009 will be dependent upon the Company's university clients obtaining project financing, which has been adversely affected by current capital market conditions. Subject to the university clients obtaining project financing, we anticipate third-party development services revenue to increase in 2009 due to awards obtained during 2008 and 2007 that are expected to commence during 2009. Development services revenues are dependent on our ability to successfully be awarded such projects, the amount of the contractual fee related to the project and the timing and completion of the development and construction of the project. In addition, to the extent projects are completed under budget, we may be entitled to a portion of such savings, which are recognized as revenue when performance has been agreed upon by all parties, or when performance has been verified by an independent third-party. It is possible that projects for which we have deferred pre-development costs will not close and that we will not be reimbursed for such costs. The pre-development costs associated therewith will ordinarily be charged against income for the then-current period.

Third-Party Management Services Revenue

Third-party management services revenues increased by $3.8 million from $2.8 million in 2007 to $6.6 million in 2008. This increase was primarily due to an additional $2.5 million in management fees recognized during 2008 from third party management contracts assumed as part of the GMH acquisition, including 21 properties owned in two joint ventures in which we have a 10% interest. The remainder of the increase was primarily the result of the commencement of five management contracts in the fourth quarter of 2007 and the commencement of six management contracts in the second quarter of 2008. We anticipate that third-party management services revenues in 2009 will increase as compared with 2008, primarily as a result of the previously mentioned contracts assumed from GMH and new contracts obtained during 2008.

Resident Services

Resident services revenue represents revenue earned by our TRS related to the provision of certain services to residents at our properties, such as food service, housekeeping, and resident programming activities. These services are provided to the residents at market rates and under an agreement between the TRS and the Operating Partnership, payments from residents are collected by the properties on behalf of the TRS in conjunction with their collection of rents. Revenue from resident services increased approximately $0.7 million from $1.6 million in 2007 to $2.3 million in 2008. This increase was primarily due to additional revenue earned during 2008 from the acquired properties discussed above and the timing of completion of construction and opening of wholly-owned properties. As a business strategy, our level of services provided to residents by the TRS is only incidental to that which is necessary to maintain or increase occupancy. We anticipate that resident services revenue will increase in 2009 as compared to 2008 as additional revenues are generated from the timing of acquisitions and development properties placed into service.

Third Party Development and Management Services Expenses

Third party development and management services expenses increased by $5.4 million, from $5.7 million in 2007 to $11.1 million in 2008. This increase was primarily due to an increase in payroll and related costs as a result of an increase in activity for potential ACE projects and new management contracts assumed from GMH. Third-party development and management services expenses for 2009 will be dependent on the level of awards we pursue, the level of new management contracts obtained, and as previously mentioned, any pre-development costs charged against income for projects which do not close.

General and Administrative

General and administrative expenses decreased approximately $6.4 million, from $17.7 million in 2007 to $11.3 million in 2008. This decrease was primarily due to a $10.4 million compensation charge recorded in 2007 related to the Company's 2004 Outperformance Bonus Plan. This decrease was offset by additional transition and integration expenses related to the acquisition of GMH and additional staffing, benefits, rent and public company costs related to both the GMH acquisition and company growth experienced during 2008. We anticipate general and administrative expenses to increase in 2009 as a result of the previously mentioned increases in corporate staffing levels experienced as a result of the recent growth of our wholly-owned portfolio, including our acquisition of GMH.

Depreciation and Amortization

Depreciation and amortization increased approximately $27.1 million from $30.4 million in 2007 to $57.5 million in 2008. This increase was primarily due to the acquisition of the GMH student housing business in June 2008, the acquisition of two properties during the first quarter 2008, the completion of construction and opening of Vista del Sol and Villas at Chestnut Ridge in August 2008, and the completion of construction and opening of University Centre in August 2007. The GMH properties contributed an additional $22.6 million to depreciation expense in 2008, of which $8.8 million related to the valuation assigned to in-place leases for such properties. We expect depreciation and amortization in 2009 to increase from 2008 as a result of the addition of the GMH properties to our portfolio and a full year of depreciation on properties acquired and placed in service during 2008.

Amortization of deferred financing costs increased approximately $1.2 million from $1.3 million in 2007 to $2.5 million in 2008, primarily due to the amortization of additional finance costs incurred to assume debt on properties acquired from GMH and the senior secured term loan entered into in May 2008. We expect amortization of deferred financing costs in 2009 to increase due to debt assumed in connection with our acquisition of GMH's student housing business as well as the senior secured term loan.

Ground Lease Expense

Ground lease expense increased by $0.2 million, from $1.6 million in 2007 to $1.8 million in 2008, primarily due to ground/facility lease costs incurred for Vista del Sol which completed construction and opened in August 2008. We expect ground lease expense in 2009 to increase due to the timing of Vista del Sol being placed in service during 2008 and the anticipated completion and opening of Barrett Honors College in August 2009.

Interest Income

Interest income decreased by approximately $0.4 million, from $1.5 million in 2007 to $1.1 million in 2008. This decrease was primarily due to interest earned during 2007 on the remaining proceeds from our September 2006 equity offering and net proceeds from the disposition of an owned off-campus property in December 2006, which was offset by interest earned during 2008 on proceeds from our April 2008 equity offering.

Interest Expense

Interest expense increased approximately $22.1 million, from $27.9 million in 2007 to $50.0 million in 2008. This increase was primarily due to $598.8 million of mortgage debt assumed from GMH in June 2008 at a weighted average rate of 5.43% (including a net discount of $9.4 million to reflect the fair market value of debt assumed.) The debt assumed for properties acquired from GMH contributed an additional $18.3 million of interest expense in 2008. We also incurred an additional $2.4 million of interest expense related to the senior secured term loan entered into in May 2008 to fund a portion of the cash consideration paid in our acquisition of GMH. An additional $1.9 million of interest expense was incurred during 2008 related to the loans for Vista del Sol and Villas at Chestnut Ridge, which completed construction and were placed into service in August 2008. Acquisitions during 2007 and 2008 also contributed an additional $0.9 million of interest expense during 2008. These increases were offset by a decrease in interest expense of approximately $0.4 million associated with the pay-down of the construction loan for University Centre in October 2007, as well as a decrease of approximately $0.2 million associated with a lower interest rate incurred on our variable rate revolving credit facility. We anticipate that interest expense will increase in 2009 due to additional interest expense incurred in connection with our acquisition of GMH's student housing business as well as the senior secured term loan entered into in May 2008.

Loss from unconsolidated joint venture

Loss from unconsolidated joint ventures represents our share of the net income (loss) from the Hampton Roads military housing joint venture in which we have a minimal economic interest, as well as our 10 % share of the income (loss) from two joint ventures owning 21 properties formed or assumed as part of our acquisition of GMH in June 2008.

The loss from unconsolidated joint ventures of $1.6 million for 2008 was primarily due to the loss from a 15-property joint venture entered into in connection with our acquisition of GMH. The joint venture recognized a net loss for 2008 primarily because of the amortization recorded on the value assigned to in-place leases on the joint venture formation date. In addition, this 15-property joint venture includes two properties located in Louisiana that incurred significant maintenance costs during 2008 associated with the hurricane season.

Other Nonoperating Income

Other nonoperating income of $0.5 million for 2008 represents tax incentive amounts received in cash during the period related to a property we acquired in February 2007 located in Ypsilanti, Michigan. Upon acquisition of this property, any future potential benefit of such tax incentive was assumed from the seller.

Income Tax Provision

The provision for income taxes decreased by $0.4 million, from $0.8 million in 2007 to $0.4 million in 2008. This decrease was primarily related to the write-off of the Company's deferred tax asset in the amount of $0.5 million during 2007 in order to account for the tax impact of the 2004 Outperformance Bonus Plan.

We are subject to federal, state and local income taxes as a result of the services provided by our TRSs, which include our third-party services revenues, resident services revenues and the operations of our on-campus participating properties. As a result, the income earned by our TRSs, unlike our results from our owned properties, is subject to taxation. The amount of income taxes to be recognized is dependent on the operating results of the TRSs.

Comparison of the Years Ended December 31, 2007 and December 31, 2006

The following table presents our results of operations for the years ended December 31, 2007 and 2006, including the amount and percentage change in these results between the two periods.

	Year Ended December 31, 2007	Year Ended December 31, 2006	Change ($)	Change (%)
Revenues:				
Wholly-owned properties	$ 116,286	$ 89,264	$ 27,022	30.3%
On-campus participating properties	20,966	19,960	1,006	5.0%
Third-party development services	5,490	5,778	(288)	(5.0%)
Third-party management services	2,821	2,532	289	11.4%
Resident services	1,572	1,419	153	10.8%
Total revenues	147,135	118,953	28,182	23.7%
Operating expenses:				
Wholly-owned properties	55,155	42,620	12,535	29.4%
On-campus participating properties	9,379	8,970	409	4.6%
Third-party development and management services	5,708	5,564	144	2.6%
General and administrative	17,660	6,278	11,382	181.3%
Depreciation and amortization	30,444	24,864	5,580	22.4%
Ground/facility lease	1,622	857	765	89.3%
Total operating expenses	119,968	89,153	30,815	34.6%
Operating income	27,167	29,800	(2,633)	(8.8%)
Nonoperating income and (expenses):				
Interest income	1,477	1,230	247	20.1%
Interest expense	(27,871)	(25,937)	(1,934)	7.5%
Amortization of deferred financing costs	(1,340)	(1,365)	25	(1.8%)
Loss from unconsolidated joint venture	(108)	-	(108)	100.0%
Total nonoperating expenses	(27,842)	(26,072)	(1,770)	6.8%
(Loss) income before income taxes, minority interests, and discontinued operations	(675)	3,728	(4,403)	(118.1%)
Income tax provision	(756)	(28)	(728)	2600.0%
Minority interests	(255)	(2,038)	1,783	(87.5%)
(Loss) income from continuing operations	(1,686)	1,662	(3,348)	(201.4%)
Discontinued operations:				
Income attributable to discontinued operations	-	2,287	(2,287)	(100.0%)
Gain from disposition of real estate	-	18,648	(18,648)	(100.0%)
Total discontinued operations	-	20,935	(20,935)	(100.0%)
Net (loss) income	**$ (1,686)**	**$ 22,597**	**$ (24,283)**	**(107.5%)**

Wholly-Owned Properties Operations

Revenues and operating expenses from our wholly-owned properties increased by $27.0 million and $12.5 million, respectively, in 2007 as compared to 2006. These increases were primarily due to the acquisition of four properties during the first quarter of 2007, the acquisition of a 13-property portfolio (the "Royal Portfolio") in March 2006, and the completion of construction and opening of Callaway Villas in August 2006 and University Centre in August 2007. The Village on University was sold in December 2006 and is therefore not reflected in operating revenues and expenses but is included in discontinued operations.

New Property Operations. In January 2007, we acquired Village on Sixth and in February and August 2007 we acquired the Edwards Portfolio. In March 2006, we also acquired the 13-property Royal Portfolio, consisting of 5,745 beds. Finally, in August 2006, we completed construction of and opened Callaway Villas and in August 2007 we completed construction of and opened University Centre. These new properties contributed $24.7 million of additional revenues and $11.8 million of additional operating expenses in 2007 as compared to 2006.

Same Store Property Operations (Excluding New Property Activity). We had 18 properties containing 9,991 beds which were operating during both 2007 and 2006. These properties produced revenues of $66.4 million and $64.0 million during 2007 and 2006, respectively, an increase of $2.4 million. This increase was primarily due to an increase in average rental rates and other income during 2007 as compared to 2006, which was offset by a slight decrease in average occupancy rates from 97.3% in 2006 to 97.0% in 2007.

At these same store properties, operating expenses increased by $0.7 million, to $29.7 million in 2007 as compared to $29.0 million in 2006. This increase was primarily the result of an increase in maintenance costs, payroll and bad debt expense, offset by utility savings and marketing cost savings related to our early lease-up for the 2007/2008 academic year.

On-Campus Participating Properties ("OCPP") Operations

Same Store OCPP Operations. We had four participating properties containing 4,519 beds which were operating during both 2007 and 2006. Revenues from our same store participating properties increased to $21.0 million in 2007 from $20.0 million in 2006, an increase of $1.0 million. This increase was primarily due to an increase in average occupancy from 73.1% in 2006 to 78.2% in 2007, as well as an increase in average rental rates.

At these existing properties, operating expenses increased to $9.4 million in 2007 from $9.0 million in 2006, an increase of $0.4 million. This increase was primarily the result of an increase in maintenance costs incurred at one of our participating properties and an increase in bad debt expense at another one of our participating properties.

Third-Party Development Services Revenue

Third-party development services revenue decreased by $0.3 million from $5.8 million in 2006 to $5.5 million in 2007. This decrease was primarily due to fewer projects in progress during 2007 as compared to 2006. We had seven projects in progress during 2007 with an average contractual fee of approximately $1.7 million, as compared to 2006 in which we had nine projects in progress with an average contractual fee of approximately $1.6 million.

Third-Party Management Services Revenue

Third-party management services revenues increased by $0.3 million from $2.5 million in 2006 to $2.8 million in 2007. This increase was primarily the result of the commencement of four management contracts in August 2006 and four management contracts in the fourth quarter of 2007, which was offset by the discontinuation of the Texas State University System management contracts in July 2006.

Resident Services

Revenue from resident services increased approximately $0.2 million from $1.4 million in 2006 to $1.6 million in 2007. This increase was primarily due to additional revenue earned during 2007 from the acquired properties discussed above and the completion of construction and opening of Callaway Villas in August 2006 and University Centre in August 2007.

General and Administrative

General and administrative expenses increased approximately $11.4 million, from $6.3 million in 2006, to $17.7 million in 2007. This increase was primarily due to a compensation charge of $10.4 million recorded in 2007 related to the Company's 2004 Outperformance Bonus Plan, which is more fully discussed in Note 12 in the accompanying Notes to Consolidated Financial Statements contained in Item 8 herein. In addition, we experienced an increase in payroll and other related costs as a result of overall increases in corporate staffing levels due to the recent growth in our wholly-owned property portfolio from the property acquisitions and wholly-owned developments completed in 2007 and 2006.

Depreciation and Amortization

Depreciation and amortization increased approximately $5.5 million from $24.9 million in 2006 to $30.4 million in 2007. This increase was due to the acquisition of four properties during the first quarter of 2007, the acquisition of the 13-property Royal Portfolio in March 2006, the completion of construction and opening of an owned development project in August 2006 and the completion of construction and opening of another owned development project in August 2007. In conjunction with the acquisition of the four properties during the first quarter of 2007 and the 13-property Royal Portfolio on March 1, 2006, a valuation was assigned to in-place leases which were amortized over the remaining lease terms of the acquired leases (generally less than one year). This contributed $1.2 million and $2.3 million of additional depreciation and amortization expense in 2007 and 2006, respectively, a decrease of $1.1 million.

Ground Lease Expense

Ground lease expense increased by $0.8 million, from $0.8 million in 2006 to $1.6 million in 2007. This increase was primarily the result of the refinancing of the Cullen Oaks loans in February 2007, which reduced debt service expense and therefore increased the amount of cash flow available for distribution. In addition, we experienced a significant decrease in vacancies at one of our other on-campus participating properties which increased the amount of cash flow available for distribution.

Interest Income

Interest income increased by approximately $0.3 million, from $1.2 million in 2006 to $1.5 million in 2007. This increase was primarily due to interest earned during 2007 on the remaining proceeds from our September 2006 equity offering and net proceeds from the disposition of an owned off-campus property in December 2006.

Interest Expense

Interest expense increased approximately $2.0 million, from $25.9 million in 2006 to $27.9 million in 2007. This increase was primarily due to $5.4 million of additional interest incurred in 2007 associated with debt assumed or incurred in connection with the previously mentioned 2007 and 2006 property acquisitions, net of the amortization of debt premiums and discounts recorded to reflect the market value of debt assumed. This increase was offset by a $2.0 million decrease in interest expense on our revolving credit facility as a result of a decrease in the weighted average balance from $41.1 million to $8.4 million for the years ended December 31, 2006 and 2007, respectively. In addition, capitalized interest increased by $1.2 million as a result of more owned properties being under development during 2007 as compared to 2006.

Loss from unconsolidated joint venture

We own an equity interest in a joint venture that owns a military housing privatization project with the United States Navy, as discussed in Note 10 in the accompanying Notes to Consolidated Financial Statements contained in Item 8 herein. In December 2007, the joint venture closed and obtained financing through taxable revenue bonds and our share of the loss from the joint venture is reflected under loss from unconsolidated joint venture in the consolidated statement of operations for the year ended December 31, 2007.

Income Taxes

The income tax provision of $0.8 million in 2007 is primarily the result of the write-off of the Company's deferred tax asset. In August 2007, in connection with the vesting of the Company's Outperformance Bonus Plan discussed in Note 12 in the accompanying Notes to Consolidated Financial Statements contained in Item 8 herein, a portion of the compensation expense associated with the awards was recorded by the TRS. As a result, it was determined that it was more likely than not that we would not realize the benefit of the deferred tax asset and increased the valuation allowance by a discrete item of $0.5 million. In addition, the Texas Governor signed into law a Texas margin tax which restructured the state business tax by replacing the taxable capital components of the franchise tax with a "taxable margin" component. The Texas margin tax became effective in 2007, and as a result, we incurred tax expense of approximately $0.2 million for the year ended December 31, 2007.

Minority Interests

The variance in minority interests is primarily due to the Company's net loss position for 2007 as compared to the Company's net income position for 2006. Minority interests represent external partners in our Operating Partnership as well as certain third-party partners in joint ventures consolidated by us for financial reporting purposes. Accordingly, these external partners are allocated their share of income/loss during the respective reporting periods

Discontinued Operations

Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, requires, among other items, that the operating results of real estate properties sold or classified as held for sale be included in discontinued operations in the statements of operations for all periods presented. The Village on University, an owned off-campus property, was sold in December 2006 for $51.0 million and the resulting gain on disposition of $18.6 million is included in discontinued operations for the year ended December 31, 2006. The net operating income attributable to this property is included in discontinued operations for the year ended December 31, 2006.

Please refer to Note 6 in the accompanying Notes to Consolidated Financial Statements contained in Item 8 herein for a table summarizing the results of operations of the properties sold during the year ended December 31, 2006.

Cash Flows

Comparison of Years Ended December 31, 2008 and December 31, 2007

Operating Activities

For the year ended December 31, 2008, net cash provided by operating activities before changes in working capital accounts provided $50.3 million, as compared to $34.5 million for the year ended December 31, 2007, an increase of $15.8 million. Changes in working capital accounts utilized $17.5 million and $5.5 million for the years ended December 31, 2008 and 2007, respectively, an increase of $12.0 million. This increase in cash utilized for operating activities was primarily due to increased activity in accounts payable, accrued expenses, and lender escrow accounts resulting from the additional properties acquired from GMH and overall company growth.

Investing Activities

Investing activities utilized $432.4 million and $187.6 million for the years ended December 31, 2008 and 2007, respectively. The increase in cash utilized in investing activities during the year ended December 31, 2008 related primarily to a $230.7 million increase in the use of cash to acquire 44 properties and land compared to the acquisition of four properties during 2007. In June 2008, we used approximately $269.4 million of cash to acquire the GMH student housing business, including 42 properties containing 24,939 beds located in various markets throughout the country. In addition, we acquired two properties during the first quarter of 2008. We experienced an increase in cash used in 2008 for capital expenditures at our wholly-owned properties as we began renovations at several GMH properties. Finally, in connection with the acquisition of GMH, we contributed 15 GMH properties to a joint venture in exchange for cash and a 10% minority interest in the joint venture, and assumed GMH's 10% equity interest in an existing joint venture that owns six properties. These increases in cash utilized in investing activities were offset by proceeds received from the disposition of two properties in July and August 2008. For the years ended December 31, 2008, 2007 and 2006, our cash utilized in investing activities was comprised of the following:

	Year Ended December 31,		
	2008	2007	2006
Property disposition	$ 4,418	$ -	$ 50,045
Property and land acquisitions	(283,871)	(53,205)	(69,697)
Capital expenditures for on-campus participating properties	(719)	(480)	(483)
Capital expenditures for wholly-owned properties	(15,346)	(8,097)	(6,887)
Renovation expenditures for wholly-owned property	-	-	(1,662)
Investments in wholly-owned properties under development	(124,224)	(123,723)	(73,048)
Purchase of corporate furniture, fixtures, and equipment	(2,178)	(486)	(986)
Investment in unconsolidated joint venture	(10,610)	(1,600)	-
Distributions received from unconsolidated joint ventures	120	-	-
Total	$ (432,410)	$ (187,591)	$ (102,718)

Financing Activities

Cash provided by financing activities totaled $413.1 million and $91.5 million for the years ended December 31, 2008 and 2007, respectively. The increase in cash provided by financing activities was a result of the following: (i) the April 2008 equity offering which raised $252.2 million, net of offering costs, as compared to $98.8 million, net of offering costs, raised in our October 2007 equity offering; (ii) the pay-off of the University Centre construction loan with $43.9 million of proceeds from our October 2007 equity offering; (iii) the $100 million senior secured term loan which was fully funded on June 11, 2008, the proceeds of which were used to pay a portion of the cash consideration for the acquisition of GMH; (iv) the contribution of 15 GMH student housing properties to a joint venture in which we received $74.4 million in proceeds and retained a 10% equity interest in the joint venture; and (v) the $15.0 million increase in proceeds from construction loans used to fund the construction of Vista del Sol, an owned ACE development property, and Villas at Chestnut Ridge, an owned off-campus development property, which both opened for occupancy in August 2008. These increases were partially offset by the following: (i) the pay-off of $24.4 million in mortgage loan debt assumed in connection with the acquisition of GMH; (ii) a $17.7 million increase in distributions to stockholders as a result of our October 2007 and April 2008 equity offerings and the issuance of common stock as partial consideration for the acquisition of GMH; (iii) a $12.7 million decrease in our construction accounts payable balance as a result of the completion of Vista del Sol and Villas at Chestnut Ridge in August 2008; (iv) a $4.5 million decrease in proceeds (net of paydowns) received from our revolving credit facility; and (v) a $4.2 million increase in debt issuance and assumption costs associated with mortgage debt assumed in connection with acquisitions of properties and fees paid to obtain the secured term loan in May 2008.

Comparison of Years Ended December 31, 2007 and December 31, 2006

Operating Activities

For the year ended December 31, 2007, net cash provided by operating activities before changes in working capital accounts provided $34.5 million, as compared to $32.3 million for the year ended December 31, 2006, an increase of $2.2 million. Changes in working capital accounts utilized $5.5 million for the year ended December 31, 2007 while working capital accounts provided $2.9 million for the year ended December 31, 2006, a decrease of $8.4 million. This decrease was primarily due to the partial payment in 2007 of secured promissory notes and cash retained by us related to the acquisition of the Royal Portfolio in March 2006. In addition, we experienced an increase in accounts receivable from our third-party development services due to a significant increase in projects awarded during 2007 that are expected to commence during 2008.

Investing Activities

Investing activities utilized $187.6 million and $102.7 million for the years ended December 31, 2007 and 2006, respectively. The increase in cash utilized in investing activities during the year ended December 31, 2007 was partly due to a $50.7 million increase in cash used to fund the construction of our wholly-owned development properties. During the year ended December 31, 2007, four owned properties were under development, of which one was completed and opened for occupancy in August 2007. During the year ended December 31, 2006, three owned properties were under development, of which one was completed and opened for occupancy in August 2006. The increase in cash utilized in investing activities is also related to proceeds received from the sale of our owned off-campus property, The Village on University, in December 2006. These increases were offset by a $16.5 million decrease in the use of cash to acquire properties. We acquired the 13-property Royal Portfolio in 2006 as compared to four properties acquired in 2007.

Financing Activities

Cash provided by financing activities totaled $91.5 million and $121.9 million for the years ended December 31, 2007 and 2006, respectively. The decrease in cash provided by financing activities was partly the result of our equity offering in September 2006 which raised $133.2 million, net of offering costs, as compared to the $98.8 million, net of offering costs, raised in our October 2007 equity offering. In addition, there was an $8.4 million increase in distributions to common and restricted stockholders and minority partners as a result of the September 2006 and October 2007 equity offerings and the issuance of common and preferred units in the Operating Partnership as partial consideration for the purchase of the Royal Portfolio. These decreases were offset by a $9.6 million increase in proceeds received from our revolving credit facility, net of paydowns. In addition, there was a $2.9 million increase in the change of our construction accounts payable balance as a result of an increase in owned development activity financed with construction loans in 2007 as compared to 2006.

Structure of Owned On-campus Properties

We have entered into two 65-year ground/facility leases (each with two ten-year extensions available) with a university system to finance, construct, and manage two student housing facilities, one of which is currently under construction with a scheduled completion date of August 2009. Under the terms of these ground/facility leases, the university system owns both the land and improvements, and we will make annual minimum rent payments to the university system during the first five years of operation for one property and the first ten years of operation for the other property. In addition, we will pay the university system variable rent payments based upon the operating performance of the properties.

Structure of On-campus Participating Properties

At our on-campus participating properties, the subject universities own both the land and improvements. We then have a leasehold interest under a ground/facility lease. Under the lease, we receive an annual distribution representing 50% of these properties' net cash available for distribution after payment of operating expenses (which includes our management fees), debt service (which includes repayment of principal) and capital expenditures. We also manage these properties under multi-year management agreements and are paid a management fee representing 5% of receipts.

We do not have access to the cash flows and working capital of these participating properties except for the annual net cash distribution as described above. Additionally, a substantial portion of these properties' cash flow is dedicated to capital reserves required under the applicable property indebtedness and to the amortization of such indebtedness. These amounts do not increase our economic interest in these properties since our interest, including our right to share in the net cash available for distribution from the properties, terminates upon the amortization of their indebtedness. Our economic interest in these properties is therefore limited to our interest in the net cash flow and management and development fees from these properties, as reflected in our calculation of Funds from Operations modified for the operational performance of on-campus participating properties ("FFOM") contained herein. Accordingly, when considering these properties' contribution to our operations, we focus upon our share of these properties' net cash available for distribution and the management fees that we receive from these properties, rather than upon their contribution to our gross revenues and expenses for financial reporting purposes.

The following table reflects the amounts related to our on-campus participating properties included in our consolidated financial statements for the years ended December 31, 2008, 2007, and 2006:

	Year Ended December 31,		
	2008	2007	2006
Revenues	$ 22,042	$ 20,966	$ 19,960
Direct operating expenses [1]	(10,073)	(8,701)	(8,382)
Amortization	(4,322)	(4,263)	(4,131)
Amortization of deferred financing costs	(185)	(189)	(241)
Ground/facility lease [2]	(1,401)	(1,622)	(857)
Net operating income	6,061	6,191	6,349
Interest income	206	359	330
Interest expense [3]	(6,166)	(6,225)	(6,447)
Net income	**$ 101**	**$ 325**	**$ 232**

(1) Excludes property management fees of $1.0 million for both the years ended December 31, 2008 and 2007, and $0.9 million for the year ended December 31, 2006. This expense and the corresponding fee revenue recognized by us have been eliminated in consolidation. Also excludes allocation of expenses related to corporate management and oversight.

(2) Represents the universities' 50% share of the properties' net cash available for distribution after payment of operating expenses, debt service (including payment of principal) and capital expenditures.

(3) Debt service expenditures for these properties totaled $8.4 million for both the years ended December 31, 2008 and 2007, and $8.7 million for the year ended December 31, 2006.

Liquidity and Capital Resources

Cash Balances and Liquidity

As of December 31, 2008, excluding our on-campus participating properties, we had $48.6 million in cash and cash equivalents and restricted cash as compared to $18.4 million in cash and cash equivalents and restricted cash as of December 31, 2007. Restricted cash primarily consists of escrow accounts held by lenders and resident security deposits, as required by law in certain states. The increase in restricted cash was primarily a result of balances acquired in the GMH transaction. Additionally, restricted cash as of December 31, 2008 also included $0.7 million of funds held in escrow in connection with potential development opportunities.

As of December 31, 2008, our short-term liquidity needs included, but were not limited to, the following: (i) anticipated distribution payments to our stockholders totaling approximately $57.6 million based on an assumed annual cash distribution of $1.35 per share based on the number of our shares outstanding as of December 31, 2008, (ii) anticipated distribution payments to our Operating Partnership unitholders totaling approximately $1.7 million based on an assumed annual distribution of $1.35 per Common Unit and a cumulative preferential per annum cash distribution rate of 5.99% on our Series A Preferred Units based on the number of units outstanding as of December 31, 2008, (iii) payment of approximately $80.6 million of fixed-rate mortgage debt scheduled to mature in 2009, (iv) remaining development costs for Barrett Honors College over the next 12 months, estimated to be approximately $73.8 million, and (v) funds for capital improvements at acquired properties and other potential development projects. As of December 31, 2008, we had approximately $124.8 million of outstanding variable rate construction debt and a $14.7 million balance outstanding on our revolving credit facility, all of which is scheduled to mature in 2009. We expect to extend the maturity dates into 2010 for the construction debt and revolving credit facility by exercising the respective extension options available to us. We expect to meet our short-term liquidity requirements by (a) potentially disposing of properties, (b) borrowing under our revolving credit facility, and (c) utilizing net cash provided by operations.

We may seek additional funds to undertake initiatives not contemplated by our business plan or obtain additional cushion against possible shortfalls. We also may pursue additional financing as opportunities arise. Future financings may include a range of different sizes or types of financing, including the sale of additional debt or equity securities. These funds may not be available on favorable terms or at all. Our ability to obtain additional financing depends on several factors, including future market conditions, our success or lack of success in penetrating our markets, our future creditworthiness, and restrictions contained in agreements with our investors or lenders, including the restrictions contained in the agreements governing our revolving credit facility and term loan. These financings could increase our level of indebtedness or result in dilution to our equity holders.

2008 Equity Offering

On April 23, 2008, we completed an equity offering, consisting of the sale of 9,200,000 shares of our common stock at a price of $28.75 per share, including 1,200,000 shares issued as a result of the exercise of the underwriters' overallotment option in full at closing. The offering generated gross proceeds of $264.5 million. The aggregate proceeds, net of the underwriting discount, structuring fee and expenses of the offering, were approximately $252.1 million.

Revolving Credit Facility

In May 2008, the Operating Partnership amended its $115 million revolving credit facility to increase the size of the facility to $160 million, which may be expanded by up to an additional $65 million upon the satisfaction of certain conditions. The maturity date of the facility is August 17, 2009 and can be extended 12 months through August 2010. We continue to guarantee the Operating Partnership's obligations under the facility.

Availability under the revolving credit facility is limited to an "aggregate borrowing base amount" equal to the lesser of (i) 65% of the value of certain properties, calculated as set forth in the credit facility, and (ii) the adjusted net operating income from these properties divided by a formula amount. The facility bears interest at a variable rate, at the Company's option, based upon a base rate or one-, two-, three-, or six-month LIBOR plus, in each case, a spread based upon the Company's total leverage. Additionally, we are required to pay an unused commitment fee ranging from 0.15% to 0.20% per annum, depending on the aggregate unused balance. As of December 31, 2008, the balance outstanding on the revolving credit facility totaled $14.7 million, bearing interest at a weighted average rate of 2.23% per annum, with remaining availability under the facility (subject to the satisfaction of certain financial covenants) totaling approximately $133.8 million.

The terms of the facility include certain restrictions and covenants, which limit, among other items, the incurrence of additional indebtedness, liens, and the disposition of assets. The facility contains customary affirmative and negative covenants and also contains financial covenants that, among other things, require us to maintain certain minimum ratios of "EBITDA" (earnings before interest, taxes, depreciation and amortization) to fixed charges. We may not pay distributions that exceed a specified percentage of funds from operations, as adjusted, for any four consecutive quarters. The financial covenants also include consolidated net worth and leverage ratio tests. As of December 31, 2008, we were in compliance with all such covenants.

Senior Secured Term Loan

On May 23, 2008, the Operating Partnership obtained a $100 million senior secured term loan. The secured term loan has an initial term of 36 months and can be extended through May 2012 through the exercise of a 12-month extension period. The secured term loan bears interest at a variable rate, at the Company's option, based upon a base rate or one-, two-, three-, or six-month LIBOR plus, in each case, a spread based upon the Company's total leverage. On June 11, 2008, we borrowed in full from the secured term loan and used the proceeds to fund a portion of the total cash consideration for the GMH acquisition. As of December 31, 2008, the balance outstanding on the secured term loan was $100 million, bearing interest at a rate of 2.97% per annum. The secured term loan includes the same restrictions and covenants as the revolving credit facility, described above. We guarantee the Operating Partnership's obligations under the secured term loan.

Distributions

We are required to distribute 90% of our REIT taxable income (excluding capital gains) on an annual basis in order to qualify as a REIT for federal income tax purposes. Distributions to common stockholders are at the discretion of the Board of Directors. We may be required to use borrowings under the credit facility, if necessary, to meet REIT distribution requirements and maintain our REIT status. The Board of Directors considers market factors and our Company's performance in addition to REIT requirements in determining distribution levels.

On January 30, 2009, we declared a fourth quarter 2008 distribution per share of $0.3375, which was paid on February 27, 2009, to all common stockholders of record as of February 16, 2009. At the same time, the Operating Partnership paid an equivalent amount per unit to holders of Common Units, as well as the quarterly cumulative preferential distribution to holders of Series A Preferred Units.

Recurring Capital Expenditures

Our properties require periodic investments of capital for general capital expenditures and improvements. Our policy is to capitalize costs related to the acquisition, development, rehabilitation, construction, and improvement of properties, including interest and certain internal personnel costs related to the communities under rehabilitation and construction. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Recurring capital expenditures represent non-incremental building improvements required to maintain current revenues and typically include: appliances, carpeting and flooring, HVAC equipment, kitchen/bath cabinets, new roofs, site improvements and various exterior building improvements. Non-recurring capital expenditures include expenditures that were taken into consideration when underwriting the purchase of a property which were considered necessary to bring the property up to "operating standard," and incremental improvements that include, among other items: community centers, new windows, and kitchen/bath apartment upgrades. Additionally, we are required by certain of our lenders to contribute amounts to reserves for capital repairs and improvements at their mortgaged properties. These annual contributions may exceed the amount of capital expenditures actually incurred in such year at such properties.

Our historical recurring capital expenditures at our wholly-owned properties are set forth below:

	As of and for the Year Ended December 31,		
	2008	**2007**	**2006**
Average beds	45,069 [1]	19,125	15,995
Total recurring capital expenditures	$ 8,032	$ 3,390	$ 2,758
Average per bed	$ 178	$ 177	$ 172

(1) Average beds includes 23,471 design beds from the GMH acquisition

Pre-Development Expenditures

Our third-party and owned development activities have historically required us to fund pre-development expenditures such as architectural fees, permits and deposits. The closing and/or commencement of construction of these development projects is subject to a number of risks such as our inability to obtain financing on favorable terms and delays or refusals in obtaining necessary zoning, land use, building, and other required governmental permits and authorizations As such, we cannot always predict accurately the liquidity needs of these activities. We frequently incur these pre-development expenditures before a financing commitment and/or required permits and authorizations have been obtained. Accordingly, we bear the risk of the loss of these pre-development expenditures if financing cannot ultimately be arranged on acceptable terms or we are unable to successfully obtain the required permits and authorizations. Historically, our third-party and owned development projects have been successfully structured and financed; however, these developments have at times been delayed beyond the period initially scheduled, causing revenue to be recognized in later periods. As of December 31, 2008, we have deferred approximately $5.7 million in pre-development costs related to third-party and owned development projects that have not yet commenced construction.

Indebtedness

As of December 31, 2008, we had approximately $1,281.6 million of outstanding consolidated indebtedness (excluding net unamortized debt discounts and debt premiums of approximately $10.4 million and $5.7 million, respectively), comprised of a $14.7 million balance on our unsecured revolving credit facility, a $100.0 million balance on our secured term loan, $1,080.6 million in mortgage and construction loans secured by our wholly-owned properties, $33.0 million in mortgage loans secured by two phases of an on-campus participating property, and $53.3 million in bond issuances secured by three of our on-campus participating properties. The weighted average interest rate on our consolidated indebtedness as of December 31, 2008 was 5.31% per annum. As of December 31, 2008, approximately 18.8% of our total consolidated indebtedness was variable rate debt, comprised of our revolving credit facility, secured term loan, and our Vista del Sol and Villas at Chestnut Ridge construction loans discussed below.

Wholly-Owned Properties

The weighted average interest rate of the $1,080.6 million of wholly-owned mortgage and construction debt was 5.43% per annum as of December 31, 2008. Each of the mortgage loans is a non-recourse obligation subject to customary exceptions. Each of these mortgages has a 30-year amortization, and none are cross-defaulted or cross-collateralized to any other indebtedness. The loans generally may not be prepaid prior to maturity; in certain cases prepayment is allowed, subject to prepayment penalties.

In August 2008, we completed the final stages of construction on Vista del Sol, an ACE property. The development and construction of Vista del Sol was partially financed with a $100.0 million construction loan. For each borrowing we have the option of choosing the Prime rate or one-, two-, or three-month LIBOR plus 1.45%. The interest rate may be reduced to LIBOR plus 1.20% once construction of the property is complete and certain operations hurdles are met. The loan requires payments of interest only during the term of the loan and any accrued interest and outstanding borrowings become due on the maturity date of December 27, 2009. The term of the loan can be extended through December 2011 through the exercise of two 12-month extension periods. As of December 31, 2008, the balance outstanding on the construction loan totaled $96.0 million, bearing interest at a weighted average rate of 2.44% per annum.

In August 2008, we completed the final stages of construction on Villas at Chestnut Ridge, an owned off-campus property. The development and construction of Villas at Chestnut was partially financed with a $31.6 million construction loan. For each borrowing we have the option of choosing the Prime rate or one-, two-, three-, or six-month LIBOR plus 1.25%. The loan requires payments of interest only during the term of the loan and any accrued interest and outstanding borrowings become due on the maturity date of June 4, 2009. The term of the loan can be extended through June 2010 through the exercise of a 12-month extension period. As of December 31, 2008, the balance outstanding on the construction loan totaled $28.8 million, bearing interest at a weighted average rate of 2.45% per annum.

On-Campus Participating Properties

Three of our on-campus participating properties are 100% financed with $53.3 million of outstanding project-based taxable bonds. Under the terms of these financings, one of our special purpose subsidiaries publicly issued three series of taxable bonds and loaned the proceeds to three special purpose subsidiaries that each hold a separate leasehold interest. Although a default in payment by these special purpose subsidiaries could result in a default under one or more series of bonds, the indebtedness of any of these special purpose subsidiaries is not cross-defaulted or cross-collateralized with indebtedness of the Company, the Operating Partnership or other special purpose subsidiaries. Repayment of principal and interest on these bonds is insured by MBIA, Inc. The loans encumbering the leasehold interests are non-recourse, subject to customary exceptions.

Cullen Oaks Phase I and Phase II loans are currently encumbered by mortgage loans with balances as of December 31, 2008 of approximately $16.4 million and $16.6 million, respectively. In February 2007, we extended the maturity date of these loans to February 2014. The loans bear interest at a rate of LIBOR plus 1.35% and require payments of interest only through May 2008 and monthly payments of principal and interest from May 2008 through the maturity date. In connection with these loan extensions, we terminated the existing interest rate swap agreement on the Cullen Oaks Phase I loan and entered into a new interest rate swap agreement effective February 15, 2007 through February 15, 2014, that is designated to hedge our exposure to fluctuations on interest payments attributed to changes in interest rates associated with payments on the Cullen Oaks Phase I and Phase II loans. Under the terms of the interest rate swap agreement, we pay a fixed rate of 6.69% per annum and receive a floating rate of LIBOR plus 1.35%. Pursuant to the Leases, in the event the leasehold estate does not achieve Financial Break Even (defined as revenues less operating expenses, excluding management fees, less debt service), the applicable Lessor would be required to make a rental payment, also known as the Contingent Payment, sufficient to achieve Financial Break Even. The Contingent Payment provision remains in effect until such time as any financing placed on the facilities would receive an investment grade rating without the Contingent Payment provision. In the event that the Lessor is required to make a Contingent Payment, future net cash flow distributions would be first applied to repay such Contingent Payments and then to unpaid management fees prior to normal distributions. We have guaranteed payment of this property's indebtedness.

The weighted average interest rate of the indebtedness encumbering our on-campus participating properties was 7.17% per annum at December 31, 2008.

Off Balance Sheet Items

As discussed in Note 17 in the accompanying Notes to Consolidated Financial Statements contained in Item 1 herein, we hold a 10% equity interest in two unconsolidated joint ventures with mortgage debt outstanding of approximately $342.6 million as of December 31, 2008. Our Operating Partnership serves as guarantor of this debt, which means we are liable to the lender for any loss, damage, cost, expense, liability, claim or other obligation incurred by the lender arising out of or in connection with certain non-recourse exceptions in connection with the debt. Pursuant to the limited liability company agreements of the joint ventures, the joint ventures agreed to indemnify, defend and hold harmless the Operating Partnership with respect to such obligations, except to the extent such obligations were caused by the willful misconduct, gross negligence, fraud or bad faith of the Operating Partnership or its employees, agents or affiliates. Additionally, in lieu of depositing required debt service escrow funds with the lender of the one of the joint venture's mortgage notes, the Company has provided an irrevocable standby commercial letter of credit in the amount of $0.3 million. The letter of credit was issued at inception of the joint venture and expires one year subsequent to issuance, or earlier should the property reach a debt service coverage ratio, as defined, of at least 1.20:1 for a period of twelve consecutive months on a trailing basis. The term of the letter of credit will be automatically extended for one year periods thereafter until such time the debt service coverage ratio reaches 1.20:1 or the related mortgage note is repaid or refinanced.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2008:

	Total	2009	2010	2011	2012	2013	Thereafter
Long-term debt [1]	$ 1,571,951	$ 296,797 [2]	$ 151,317	$ 252,285	$ 121,482	$ 113,370	$ 636,700
Operating leases [3]	46,722	1,795	1,804	1,437	1,459	733	39,494
Capital leases	2,850	1,029	851	678	292	-	-
Owned development project [4]	73,793	73,793	-	-	-	-	-
	$ 1,695,316	$ 373,414	$ 153,972	$ 254,400	$ 123,233	$ 114,103	$ 676,194

(1) Long-term debt obligations reflect the payment of both principal and interest. For long-term obligations with a variable interest rate, the rate in effect at December 31, 2008 was assumed to remain constant over all periods presented.

(2) Assumes we do not exercise the respective extension options available to us on our construction loans and revolving credit facility, which is more fully discussed in Note 11 in the accompanying Notes to Consolidated Financial Statements contained in Item 8 herein.

(3) Includes minimum annual lease payments under the ground/facility leases for University Village at TU, University Centre, Vista del Sol and Barrett Honors College.

(4) Consists of the completion costs related to Barrett Honors College, which will be funded entirely by us through our ACE program and is scheduled to be completed in August 2009. We have entered into a contract with a general contractor for certain phases of the construction of this project. However, this contract does not generally cover all of the costs that are necessary to place the property into service, including the cost of furniture and marketing and leasing costs. The unfunded commitments presented include all such costs, not only those costs that we are obligated to fund under the construction contract.

Funds From Operations

As defined by NAREIT, FFO represents income (loss) before allocation to minority interests (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus real estate related depreciation and amortization (excluding amortization of loan origination costs) and after adjustments for unconsolidated partnerships and joint ventures. We present FFO because we consider it an important supplemental measure of our operating performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting their results. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income.

We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its March 1995 White Paper (as amended in November 1999 and April 2002), which may differ from the methodology for calculating FFO utilized by other equity REITs and, accordingly, may not be comparable to such other REITs. Further, FFO does not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments and uncertainties. FFO should not be considered as an alternative to net income (loss) (computed in accordance with GAAP) as an indicator of our financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions.

The following table presents a reconciliation of our FFO to our net (loss) income:

	Year Ended December 31,		
	2008	2007	2006
Net (loss) income	$ (13,055)	$ (1,686)	$ 22,597
Minority interests	236	255	2,038
Gain from disposition of real estate	-	-	(18,648)
Loss from unconsolidated joint ventures [1]	1,619	108	-
FFO from unconsolidated joint ventures [1]	(487)	(108)	-
Real estate related depreciation and amortization:			
Total depreciation and amortization	57,277	30,444	25,499
Corporate furniture, fixtures, and equipment Depreciation	(818)	(620)	(543)
Funds from operations ("FFO") [2]	**$ 44,772**	**$ 28,393**	**$ 30,943**
FFO per share – diluted [2]	**$ 1.16**	**$ 1.08**	**$ 1.48**
Weighted average common shares outstanding - diluted	**38,595,230**	**26,266,836**	**20,967,946**

(1) Represents our share of the FFO from three joint ventures in which we are a minority partner. Includes the Hampton Roads Military Housing joint venture in which we have a minimal economic interest as well as our 10% minority interest in two joint ventures formed or assumed as part of the company's acquisition of GMH.

(2) During the year ended December 31, 2007, we recorded a compensation charge and related tax impact of approximately $10.9 million, or $0.42 per fully diluted share, related to the 2004 Outperformance Bonus Plan. Excluding this compensation charge and related tax impact, FFO for the year ended December 31, 2007 would have been $39.3 million, or $1.50 per fully diluted share. For a detailed discussion of the 2004 Outperformance Bonus Plan, refer to Note 12 in the accompanying Notes to Consolidated Financial Statements contained in Item 8 herein.

While our on-campus participating properties contributed $22.0 million, $21.0 million and $20.0 million to our revenues for the years ended December 31, 2008, 2007, and 2006, respectively, under our participating ground leases, we and the participating university systems each receive 50% of the properties' net cash available for distribution after payment of operating expenses, debt service (which includes significant amounts towards repayment of principal) and capital expenditures. A substantial portion of our revenues attributable to these properties is reflective of cash that is required to be used for capital expenditures and for the amortization of applicable property indebtedness. These amounts do not increase our economic interest in these properties or otherwise benefit us since our interest in the properties terminates upon the repayment of the applicable property indebtedness.

As noted above, FFO excludes GAAP historical cost depreciation and amortization of real estate and related assets because these GAAP items assume that the value of real estate diminishes over time. However, unlike the ownership of our owned off-campus properties, the unique features of our ownership interest in our on-campus participating properties cause the value of these properties to diminish over time. For example, since the ground/facility leases under which we operate the participating properties require the reinvestment from operations of specified amounts for capital expenditures and for the repayment of debt while our interest in these properties terminates upon the repayment of the debt, such capital expenditures do not increase the value of the property to us and mortgage debt amortization only increases the equity of the ground lessor. Accordingly, when considering our FFO, we believe it is also a meaningful measure of our performance to modify FFO to exclude the operations of our on-campus participating properties and to consider their impact on performance by including only that portion of our revenues from those properties that are reflective of our share of net cash flow and the management fees that we receive, both of which increase and decrease with the operating measure of the properties, a measure referred to herein as FFOM.

Funds From Operations– Modified for Operational Performance of On-Campus Participating Properties ("FFOM"):

	Year Ended December 31,		
	2008	2007	2006
Funds from operations	$ 44,772	$ 28,393	$ 30,943
Elimination of operations of on-campus participating properties and unconsolidated joint venture:			
Net income from on-campus participating properties	(101)	(325)	(232)
Amortization of investment in on-campus participating properties	(4,322)	(4,263)	(4,131)
FFO from unconsolidated joint venture [(1)]	419	108	-
	40,768	23,913	26,580
Modifications to reflect operational performance of on-campus participating properties:			
Our share of net cash flow [(2)]	1,409	1,398	861
Management fees	1,006	973	920
On-campus participating properties development fees [(3)]	-	-	279
Impact of on-campus participating properties	2,415	2,371	2,060
Funds from operations – modified for operational performance of on-campus participating properties ("FFOM") [(4)]	**$ 43,183**	**$ 26,284**	**$ 28,640**
FFOM per share – diluted [(4)]	**$ 1.12**	**$ 1.00**	**$ 1.37**
Weighted average common shares outstanding - diluted	**38,595,230**	**26,266,836**	**20,967,946**

(1) Our share of the FFO from the Hampton Roads Military Housing unconsolidated joint venture is excluded from the calculation of the FFOM, as management believes this amount does not accurately reflect the company's participation in the economics of this transaction.

(2) 50% of the properties' net cash available for distribution after payment of operating expenses, debt service (including repayment of principal) and capital expenditures. Amounts represent actual cash received for the year-to-date periods and amounts accrued for the interim periods. As a result of using accrual-based results in interim periods and cash-based results for year-to-date periods, the sum of reported interim results may not agree to annual cash received.

(3) Development and construction management fees, including construction savings earned under the general construction contract, related to the Cullen Oaks Phase II on-campus participating property, which was completed in August 2005.

(4) During the year ended December 31, 2007, we recorded a compensation charge and related tax impact of approximately $10.9 million, or $0.42 per fully diluted share, related to the 2004 Outperformance Bonus Plan.

Excluding this compensation charge and related tax impact, FFOM for the year ended December 31, 2007 would have been $37.2 million, or $1.42 per fully diluted share. For a detailed discussion of the 2004 Outperformance Bonus Plan, refer to Note 12 in the accompanying Notes to Consolidated Financial Statements contained in Item 8 herein.

This narrower measure of performance measures our profitability for these properties in a manner that is similar to the measure of our profitability from our services business where we similarly incur no initial or ongoing capital investment in a property and derive only consequential benefits from capital expenditures and debt amortization. We believe, however, that this narrower measure of performance is inappropriate in traditional real estate ownership structures where debt amortization and capital expenditures enhance the property owner's long-term profitability from its investment.

Our FFOM may have limitations as an analytical tool because it reflects the unique contractual calculation of net cash flow from our on-campus participating properties, which is different from that of our off campus owned properties. Additionally, FFOM reflects features of our ownership interests in our on-campus participating properties that are unique to us. Companies that are considered to be in our industry may not have similar ownership structures; and therefore those companies may not calculate a FFOM in the same manner that we do, or at all, limiting its usefulness as a comparative measure. We compensate for these limitations by relying primarily on our GAAP and FFO results and using our modified FFO only supplementally.

Inflation

Our leases do not typically provide for rent escalations. However, they typically do not have terms that extend beyond 12 months. Accordingly, although on a short term basis we would be required to bear the impact of rising costs resulting from inflation, we have the opportunity to raise rental rates at least annually to offset such rising costs. However, a weak economic environment or declining student enrollment at our principal universities may limit our ability to raise rental rates.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We use fixed and floating rate debt to finance acquisitions, developments and maturing debt. These borrowings expose us to market risk related to changes in interest rates. For fixed rate debt, interest rate changes affect the fair market value but do not impact net income to common stockholders or cash flows. Conversely, for floating rate debt, interest rate changes generally do not affect the fair market value but do impact net income to common stockholders and cash flows, assuming other factors are held constant.

At December 31, 2008 and 2007 we had fixed rate debt of $988.8 million and $430.4 million, respectively. Holding other variables constant (such as debt levels), a one percentage point increase in interest rates (100 basis points) would cause a $39.5 million and $16.8 million decline in the fair value of our fixed rate debt as of December 31, 2008 and 2007, respectively. Conversely, a one percentage point decrease in interest rates would cause a $41.8 million and $17.8 million increase in the fair value of our fixed rate debt as of December 31, 2008 and 2007, respectively. Due to the structure of our floating rate debt and interest rate protection instruments, the impact of a one percentage point increase or decrease in interest rates on our net income to common stockholders and cash flows would not be significant at December 31, 2008 or 2007.

All of our outstanding indebtedness is fixed rate except for our revolving credit facility, our secured term loan, and our Vista del Sol and Villas at Chestnut Ridge construction loans. Our revolving credit facility had an outstanding balance of $14.7 million at December 31, 2008 and bears interest at the lender's Prime rate or LIBOR plus, in each case, a spread based on our total leverage. Our secured term loan had an outstanding balance of $100.0 million at December 31, 2008 and bears interest at the lender's Prime rate or LIBOR plus, in each case, a spread based on our total leverage. The Vista del Sol construction loan had an outstanding balance of $96.0 million at December 31, 2008 and bears interest at the lender's Prime rate or LIBOR plus 1.45%, at our election. The Villas at Chestnut Ridge construction loan had an outstanding balance of $28.8 million at December 31, 2008 and bears interest at the lender's Prime rate or LIBOR plus 1.25%, at our election. We have in place an interest rate swap agreement, designated as a cash flow hedge, which effectively fixes the interest rate on the outstanding balance of the Cullen Oaks Phase I and Phase II mortgage loans at 6.69% through maturity in 2014. We anticipate incurring additional variable rate indebtedness in the future, including draws under our $160 million revolving credit facility. We may in the future use derivative financial instruments to manage, or hedge, interest rate risks related to such variable rate borrowings. We do not, and do not expect to, use derivatives for trading or speculative purposes, and we expect to enter into contracts only with major financial institutions.

Item 8. Financial Statements and Supplementary Data

The information required herein is included as set forth in Item 15 (a) – Financial Statements.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have adopted and maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), we have carried out an evaluation, under the supervision of and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures for the period covered by this report were effective.

There has been no change in our internal control over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

The management of American Campus Communities, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. We have designed our internal control over financial reporting to provide reasonable assurance that our published financial statements are fairly presented, in all material respects, in conformity with generally accepted accounting principles.

Management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of GMH, which is included in our 2008 consolidated financial statements. We completed the acquisition of GMH on June 11, 2008. GMH constituted 44% of total assets as of December 31, 2008 and 27% of revenues for the year ended December 31, 2008.

Our management is required by paragraph (c) of Rule 13a-15 of the Securities Exchange Act of 1934, as amended, to assess the effectiveness of our internal control over financial reporting as of the end of each fiscal year. In making this assessment, our management used the *Internal Control — Integrated Framework* issued in July 1994 by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Our management conducted the required assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008. Based upon this assessment, our management believes that our internal control over financial reporting is effective as of December 31, 2008. Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report regarding the effectiveness of our internal control over financial reporting, which is included herein.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information with respect to this Item 10 is incorporated by reference from our Proxy Statement, which we intend to file on or before March 27, 2009 in connection with the Annual Meeting of Stockholders to be held May 7, 2009.

Item 11. Executive Compensation

Information with respect to this Item 11 is incorporated by reference from our Proxy Statement, which we intend to file on or before March 27, 2009 in connection with the Annual Meeting of Stockholders to be held May 7, 2009.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information with respect to this Item 12 is incorporated by reference from our Proxy Statement, which we intend to file on or before March 27, 2009 in connection with the Annual Meeting of Stockholders to be held May 7, 2009.

Item 13. Certain Relationships, Related Transactions and Director Independence

Information with respect to this Item 13 is incorporated by reference from our Proxy Statement, which we intend to file on or before March 27, 2009 in connection with the Annual Meeting of Stockholders to be held May 7, 2009.

Item 14. Principal Accounting Fees and Services

Information with respect to this Item 14 is incorporated by reference from our Proxy Statement, which we intend to file on or before March 27, 2009 in connection with the Annual Meeting of Stockholders to be held May 7, 2009.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements

The following consolidated financial information is included as a separate section of this Annual Report on Form 10-K:

(b) Exhibits

Exhibit Number	Description of Document
2.1	Agreement and Plan of Merger, dated as of February 11, 2008, among GMH Communities Trust, GMH Communities, Inc., GMH Communities, LP, American Campus Communities, Inc., American Campus Communities Operating Partnership LP, American Campus Communities Acquisition LLC and American Campus Communities Acquisition Limited Partnership. Incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on February 14, 2008.
3.1	Articles of Amendment and Restatement of American Campus Communities, Inc. Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-11 (Registration No. 333-114813) of American Campus Communities, Inc.
3.2	Bylaws of American Campus Communities, Inc. Incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-11 (Registration No. 333-114813) of American Campus Communities, Inc.
4.1	Form of Certificate for Common Stock of American Campus Communities, Inc. Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-11 (Registration No. 333-114813) of American Campus Communities, Inc.
10.1	Form of Amended and Restated Partnership Agreement of American Campus Communities Operating Partnership LP. Incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-11 (Registration No. 333-114813) of American Campus Communities, Inc.
10.2	Form of First Amendment to Amended and Restated Agreement of Limited Partnership of American Campus Communities Operating Partnership LP, dated as of March 1, 2006, between American Campus Communities Holdings LLC and those persons who have executed such amendment as limited partners. Incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on March 7, 2006.
10.3*	American Campus Communities, Inc. 2004 Incentive Award Plan. Incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-11 (Registration No. 333-114813) of American Campus Communities, Inc.
10.4*	Amendment No. 1 to American Campus Communities, Inc. 2004 Incentive Award Plan. Incorporated by reference to Exhibit 99.7 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on November 5, 2007.

10.5* Amendment No. 2 to American Campus Communities, Inc. 2004 Incentive Award Plan. Incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on March 11, 2008.

10.6 American Campus Communities, Inc. 2004 Outperformance Bonus Plan. Incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-11 (Registration No. 333-114813) of American Campus Communities, Inc.

10.7 Form of PIU Grant Notice (including Registration Rights). Incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-11 (Registration No. 333-114813) of American Campus Communities, Inc.

10.8 Form of PIU Grant Notice (including Registration Rights), dated as of August 20, 2007. Incorporated by reference to Exhibit 99.1 to o Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on August 23, 2007.

10.9 Form of Indemnification Agreement between American Campus Communities, Inc. and certain of its directors and officers. Incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-11 (Registration No. 333-114813) of American Campus Communities, Inc.

10.10 Form of Employment Agreement between American Campus Communities, Inc. and William C. Bayless, Jr. Incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-11 (Registration No. 333-114813) of American Campus Communities, Inc.

10.11 Amendment No. 1 to Employment Agreement, dated as of April 28, 2005, between American Campus Communities, Inc. and William C. Bayless, Jr. Incorporated by reference to Exhibit 99.6 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on May 3, 2005.

10.12 Amendment No. 2 to Employment Agreement, dated as of November 1, 2007, between American Campus Communities, Inc. and William C. Bayless, Jr. Incorporated by reference to Exhibit 99.3 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on November 5, 2007.

10.13 Form of Employment Agreement between American Campus Communities, Inc. and Brian B. Nickel. Incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-11 (Registration No. 333-114813) of American Campus Communities, Inc.

10.14 Amendment No. 1 to Employment Agreement, dated as of April 28, 2005, between American Campus Communities, Inc. and Brian B. Nickel. Incorporated by reference to Exhibit 99.7 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on May 3, 2005.

10.15 Amendment No. 2 to Employment Agreement, dated as of November 1, 2007, between American Campus Communities, Inc. and Brian B. Nickel. Incorporated by reference to Exhibit 99.4 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on November 5, 2007.

10.16 Employment Agreement, dated as of April 18, 2005, between American Campus Communities, Inc. and James C. Hopke. Incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on May 3, 2005.

10.17 Amendment No. 1 to Employment Agreement, dated as of November 1, 2007, between American Campus Communities, Inc. and James C. Hopke. Incorporated by reference to Exhibit 99.6 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on November 5, 2007.

10.18 Employment Agreement, dated as of April 28, 2005, between American Campus Communities, Inc. and Greg A. Dowell. Incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on May 3, 2005.

10.19 Amendment No. 1 to Employment Agreement, dated as of November 1, 2007, between American Campus Communities, Inc. and Greg A. Dowell. Incorporated by reference to Exhibit 99.5 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on November 5, 2007.

10.20 Employment Agreement, dated as of November 1, 2007, between American Campus Communities, Inc. and Jonathan A. Graf. Incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on November 5, 2007.

10.21 Form of Confidentiality and Noncompetition Agreement. Incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-11 (Registration No. 333-114813) of American Campus Communities, Inc. .

10.22 First Amended and Restated Credit Agreement, dated as of August 17, 2006, among American Campus Communities Operating Partnership LP, American Campus Communities, Inc., as Parent Guarantor, the Subsidiary Guarantors listed on the signature pages thereto, KeyBank National Association, as Administrative Agent, and the other lenders that are signatories thereto. Incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on August 22, 2006.

10.23 Form of First Amendment to First Amended and Restated Credit Agreement, dated as of May 16, 2008, among American Campus Communities Operating Partnership LP, American Campus Communities, Inc., as Parent Guarantor, the Subsidiary Guarantors listed on the signature pages thereto, KeyBank National Association, the other lenders that are signatories thereto and KeyBank National Association, as Administrative Agent. Incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on May 22, 2008.

10.24 Second Amendment to First Amended and Restated Credit Agreement, dated as of November 10, 2008, among American Campus Communities Operating Partnership LP, as borrower, American Campus Communities, Inc., as Parent Guarantor, the Subsidiary Guarantors listed on the signature pages thereto, KeyBank National Association, as Administrative Agent, and the other lenders that are signatories thereto. Incorporated by reference to Exhibit 10.1 to Form 10-Q of American Campus Communities, Inc. (File No. 001-32265) filed on November 10, 2008.

10.25 Form of Senior Secured Term Loan Agreement among American Campus Communities, Inc., as Parent Guarantor, American Campus Communities Operating Partnership LP, as Borrower, the Subsidiary Guarantors named therein, the Initial Lenders named therein, KeyBank National Association, as Administrative Agent, and KeyBanc Capital Markets Inc., as Lead Arranger. Incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on May 29, 2008.

10.26 First Amendment to Senior Secured Term Loan Agreement, dated as of November 10, 2008, among American Campus Communities Operating Partnership LP, as borrower, American Campus Communities, Inc., as Parent Guarantor, the Subsidiary Guarantors listed on the signature pages thereto, KeyBank National Association, as Administrative Agent, and the other lenders that are signatories thereto. Incorporated by reference to Exhibit 10.2 to Form 10-Q of American Campus Communities, Inc. (File No. 001-32265) filed on November 10, 2008.

10.27 Form of Contribution and Sale Agreement, dated as of December 2, 2005, among Royal Tallahassee Partnership, Royal Tallahassee Partnership II Limited Partnership, Royal Tallahassee III Partnership, Royal Gainesville Limited Partnership, Royal Orlando Limited Partnership, Royal Lexington Limited Partnership, Royal Tucson Entrada Real Limited Partnership, Royal Texas-Tennessee Limited Partnership, Royal Texas-Tennessee II Limited Partnership, Raiders Pass Phase II Limited Partnership, Royal San Marcos Limited Partnership and Royal San Antonio Limited Partnership, on the one hand, and American Campus Communities, Inc. and American Campus Communities Operating Partnership LP, on the other hand. Incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on February 13, 2006.

10.28 Form of First Amendment to Contribution and Sale Agreement, dated as of December 16, 2005, among Royal Tallahassee Partnership, Royal Tallahassee Partnership II Limited Partnership, Royal Tallahassee III Partnership, Royal Gainesville Limited Partnership, Royal Orlando Limited Partnership, Royal Lexington Limited Partnership, Royal Tucson Entrada Real Limited Partnership, Royal Texas-Tennessee Limited Partnership, Royal Texas-Tennessee II Limited Partnership, Raiders Pass Phase II Limited Partnership, Royal San Marcos Limited Partnership and Royal San Antonio Limited Partnership, on the one hand, and American Campus Communities, Inc. and American Campus Communities Operating Partnership LP, on the other hand. Incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on February 13, 2006.

10.29 Form of Second Amendment to Contribution and Sale Agreement, dated as of January 30, 2006, among Royal Tallahassee Partnership, Royal Tallahassee Partnership II Limited Partnership, Royal Tallahassee III Partnership,

Royal Gainesville Limited Partnership, Royal Orlando Limited Partnership, Royal Lexington Limited Partnership, Royal Tucson Entrada Real Limited Partnership, Royal Texas-Tennessee Limited Partnership, Royal Texas-Tennessee II Limited Partnership, Raiders Pass Phase II Limited Partnership, Royal San Marcos Limited Partnership and Royal San Antonio Limited Partnership, on the one hand, and American Campus Communities, Inc. and American Campus Communities Operating Partnership LP, on the other hand. Incorporated by reference to Exhibit 99.3 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on February 13, 2006.

10.30 Form of Third Amendment to Contribution and Sale Agreement, dated as of February 7, 2006, among Royal Tallahassee Partnership, Royal Tallahassee Partnership II Limited Partnership, Royal Tallahassee III Partnership, Royal Gainesville Limited Partnership, Royal Orlando Limited Partnership, Royal Lexington Limited Partnership, Royal Tucson Entrada Real Limited Partnership, Royal Texas-Tennessee Limited Partnership, Royal Texas-Tennessee II Limited Partnership, Raiders Pass Phase II Limited Partnership, Royal San Marcos Limited Partnership and Royal San Antonio Limited Partnership, on the one hand, and American Campus Communities, Inc. and American Campus Communities Operating Partnership LP, on the other hand. Incorporated by reference to Exhibit 99.4 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on February 13, 2006.

10.31 Form of Fourth Amendment to Contribution and Sale Agreement, dated as of February 8, 2006, among Royal Tallahassee Partnership, Royal Tallahassee Partnership II Limited Partnership, Royal Tallahassee III Partnership, Royal Gainesville Limited Partnership, Royal Orlando Limited Partnership, Royal Lexington Limited Partnership, Royal Tucson Entrada Real Limited Partnership, Royal Texas-Tennessee Limited Partnership, Royal Texas-Tennessee II Limited Partnership, Raiders Pass Phase II Limited Partnership, Royal San Marcos Limited Partnership and Royal San Antonio Limited Partnership, on the one hand, and American Campus Communities, Inc. and American Campus Communities Operating Partnership LP, on the other hand. Incorporated by reference to Exhibit 99.5 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on February 13, 2006.

10.32 Form of Registration Rights and Lock-Up Agreement, dated as of March 1, 2006, between American Campus Communities, Inc. and each of the persons who are signatory thereto. Incorporated by reference to Exhibit 99.3 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on March 7, 2006.

10.33 Form of Tax Matters Agreement, dated as of March 1, 2006, among American Campus Communities Operating Partnership LP, American Campus Communities, Inc., American Campus Communities Holdings LLC and each of the limited partners of American Campus Communities Operating Partnership LP who have executed a signature page thereto. Incorporated by reference to Exhibit 99.4 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on March 7, 2006.

10.34 Form of Right of First Offer Agreement, dated as of March 1, 2006, between Royal Apartments USA, Inc. and American Campus Communities, Inc. Incorporated by reference to Exhibit 99.5 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on March 7, 2006.

21.1 List of Subsidiaries of the Registrant.

23.2 Consent of Ernst & Young LLP.

31.1 Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chief Executive Officer Pursuant to 18 U. S. C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* **Indicates management compensation plan.**

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 2, 2009

AMERICAN CAMPUS COMMUNITIES, INC.

By: /s/ William C. Bayless, Jr.
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ William C. Bayless, Jr. William C. Bayless, Jr.	President, Chief Executive Officer and Director (Principal Executive Officer)	March 2, 2009
/s/ Brian B. Nickel Brian B. Nickel	Senior Executive Vice President, Chief Investment Officer, Secretary and Director	March 2, 2009
/s/ Jonathan A. Graf Jonathan A. Graf	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	March 2, 2009
/s/ R.D. Burck R.D. Burck	Chairman of the Board of Directors	March 2, 2009
/s/ G. Steven Dawson G. Steven Dawson	Director	March 2, 2009
/s/ Cydney Donnell Cydney Donnell	Director	March 2, 2009
/s/ Edward Lowenthal Edward Lowenthal	Director	March 2, 2009
/s/ Joseph Macchione Joseph Macchione	Director	March 2, 2009
/s/ Winston W. Walker Winston W. Walker	Director	March 2, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
American Campus Communities, Inc.

We have audited American Campus Communities Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). American Campus Communities Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of GMH Communities Trust, which is included in the December 31, 2008 consolidated financial statements of American Campus Communities, Inc. and constituted 44% of total assets as of December 31, 2008 and 27% of revenues for the year then ended. Our audit of internal control over financial reporting of American Campus Communities, Inc. also did not include an evaluation of the internal control over financial reporting of GMH Communities Trust.

In our opinion, American Campus Communities, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of American Campus Communities, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations,, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008 of American Campus Communities, Inc. and Subsidiaries and our report dated February 27, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Austin, Texas
February 27, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
American Campus Communities, Inc.

We have audited the accompanying consolidated balance sheets of American Campus Communities, Inc. and Subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Campus Communities, Inc. and Subsidiaries at December 31, 2008 and 2007 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2009 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Austin, Texas
February 27, 2009

AMERICAN CAMPUS COMMUNITIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	December 31, 2008		December 31, 2007	
Assets				
Investments in real estate:				
Wholly-owned properties, net	$	1,986,833	$	947,062
On-campus participating properties, net		69,302		72,905
Investments in real estate, net		2,056,135		1,019,967
Cash and cash equivalents		25,600		12,073
Restricted cash		32,558		13,855
Student contracts receivable, net		5,185		3,657
Other assets		64,431		26,744
Total assets	**$**	**2,183,909**	**$**	**1,076,296**
Liabilities and stockholders' equity				
Liabilities:				
Secured debt	$	1,162,221	$	533,430
Secured term loan		100,000		-
Unsecured revolving credit facility		14,700		9,600
Accounts payable and accrued expenses		35,440		14,360
Other liabilities		56,052		43,278
Total liabilities		**1,368,413**		**600,668**
Minority interests		27,512		31,251
Commitments and contingencies (Note 17)				
Stockholders' equity:				
Common shares, $.01 par value, 800,000,000 shares authorized, 42,354,283 and 27,275,491 shares issued and outstanding at December 31, 2008 and 2007, respectively		423		273
Additional paid in capital		904,506		494,160
Accumulated earnings and distributions		(111,828)		(48,181)
Accumulated other comprehensive loss		(5,117)		(1,875)
Total stockholders' equity		**787,984**		**444,377**
Total liabilities and stockholders' equity	**$**	**2,183,909**	**$**	**1,076,296**

See accompanying notes to consolidated financial statements.

AMERICAN CAMPUS COMMUNITIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Year Ended December 31,		
	2008	2007	2006
Revenues:			
Wholly-owned properties	$ 196,535	$ 116,286	$ 89,264
On-campus participating properties	22,042	20,966	19,960
Third-party development services	7,778	5,346	5,634
Third-party development services on-campus participating properties	144	144	144
Third-party management services	6,578	2,821	2,532
Resident services	2,336	1,572	1,419
Total revenues	**235,413**	**147,135**	**118,953**
Operating expenses:			
Wholly-owned properties	102,686	55,155	42,620
On-campus participating properties	10,771	9,379	8,970
Third-party development and management services	11,123	5,708	5,564
General and administrative	11,274	17,660	6,278
Depreciation and amortization	57,555	30,444	24,864
Ground/facility lease	1,778	1,622	857
Total operating expenses	**195,187**	**119,968**	**89,153**
Operating income	40,226	27,167	29,800
Nonoperating income and (expenses):			
Interest income	1,131	1,477	1,230
Interest expense	(50,038)	(27,871)	(25,937)
Amortization of deferred financing costs	(2,570)	(1,340)	(1,365)
Loss from unconsolidated joint ventures	(1,619)	(108)	-
Other nonoperating income	486	-	-
Total nonoperating expenses	**(52,610)**	**(27,842)**	**(26,072)**
(Loss) income before income taxes, minority interests, and discontinued operations	(12,384)	(675)	3,728
Income tax provision	(388)	(756)	(28)
Minority interests	(236)	(255)	(2,038)
(Loss) income from continuing operations	**(13,008)**	**(1,686)**	**1,662**
Discontinued operations:			
(Loss) income attributable to discontinued operations	(47)	-	2,287
Gain from disposition of real estate	-	-	18,648
Total discontinued operations	(47)	-	20,935
Net (loss) income	**$ (13,055)**	**$ (1,686)**	**$ 22,597**
(Loss) income per share – basic:			
(Loss) income from continuing operations per share	$ (0.35)	$ (0.07)	$ 0.09
Net (loss) income per share	$ (0.35)	$ (0.07)	$ 1.20
(Loss) income per share – diluted:			
(Loss) income from continuing operations per share	$ (0.34)	$ (0.07)	$ 0.08
Net (loss) income per share	$ (0.34)	$ (0.07)	$ 1.17
Weighted-average common shares outstanding:			
Basic	36,947,656	24,186,213	18,907,061
Diluted	38,316,269	26,099,140	20,967,946
Distributions declared per common share	$ 1.35	$ 1.35	$ 1.35

See accompanying notes to consolidated financial statements.

AMERICAN CAMPUS COMMUNITIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands, except share data)

	Preferred Stock	Common Shares	Par Value of Common Shares	Additional Paid in Capital	Accumulated Earnings and Distributions	Accumulated Other Comprehensive Income (Loss)	Total
Stockholders' equity, December 31, 2005	$ -	17,190,000	$ 172	$ 233,388	$ (10,817)	$ 484	$ 223,227
Net proceeds from sale of common stock	-	5,692,500	57	133,005	-	-	133,062
Issuance of fully vested restricted stock units	-	-	-	150	-	-	150
Record minority interests for common units	-	-	-	15,153	-	-	15,153
Amortization of restricted stock awards	-	-	-	560	-	-	560
Vesting of restricted stock awards	-	9,573	-	(56)	-	-	(56)
Distributions to common and restricted stockholders	-	-	-	-	(25,313)	-	(25,313)
Conversion of common units to common stock	-	11,000	-	167	-	-	167
Comprehensive income:	-						
Change in fair value of interest rate swap	-	-	-	-	-	(73)	(73)
Net income	-	-	-	-	22,597	-	22,597
Total comprehensive income	-	-	-	-	-	-	22,524
Stockholders' equity, December 31, 2006	-	22,903,073	229	382,367	(13,533)	411	369,474
Net proceeds from sale of common stock	-	3,500,000	35	98,593	-	-	98,628
Issuance of fully vested restricted stock units	-	-	-	160	-	-	160
Record minority interests for common units	-	-	-	(6,477)	-	-	(6,477)
Amortization of restricted stock awards	-	-	-	1,095	-	-	1,095
Vesting of restricted stock awards	-	22,102	-	(262)	-	-	(262)
Distributions to common and restricted stockholders	-	-	-	-	(32,962)	-	(32,962)
Conversion of common units to common stock	-	850,316	9	18,684	-	-	18,693
Amortization of gain on swap termination to earnings	-	-	-	-	-	(211)	(211)
Comprehensive loss:							
Change in fair value of interest rate swaps	-	-	-	-	-	(2,075)	(2,075)
Net loss	-	-	-	-	(1,686)	-	(1,686)
Total comprehensive loss	-	-	-	-	-	-	(3,761)
Stockholders' equity, December 31, 2007	-	27,275,491	273	494,160	(48,181)	(1,875)	444,377
Net proceeds from sale of common stock	-	9,200,000	92	251,994	-	-	252,086
Common stock consideration for GMH	-	5,442,801	54	154,643	-	-	154,697
Issuance of preferred stock	131	-	-	-	-	-	131
Redemption of preferred stock	(131)	-	-	-	-	-	(131)
Issuance of fully vested restricted stock units	-	-	-	191	-	-	191
Record minority interests for common units	-	-	-	(5,749)	-	-	(5,749)
Amortization of restricted stock awards	-	-	-	1,908	-	-	1,908
Vesting of restricted stock awards	-	44,409	-	(338)	-	-	(338)
Distributions to common, preferred and restricted stockholders	-	-	-	-	(50,592)	-	(50,592)
Conversion of common units to common stock	-	391,582	4	7,697	-	-	7,701
Amortization of gain on swap termination to earnings	-	-	-	-	-	(211)	(211)
Comprehensive loss:							
Change in fair value of interest rate swaps	-	-	-	-	-	(3,031)	(3,031)
Net loss	-	-	-	-	(13,055)	-	(13,055)
Total comprehensive loss	-	-	-	-	-	-	(16,086)
Stockholders' equity, December 31, 2008	$ -	42,354,283	$ 423	$ 904,506	$ (111,828)	$ (5,117)	$ 787,984

See accompanying notes to consolidated financial statement

AMERICAN CAMPUS COMMUNITIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2008	2007	2006
Operating activities			
Net (loss) income	$ (13,055)	$ (1,686)	$ 22,597
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Gain from disposition of real estate	-	-	(18,648)
Minority interests share of income	236	255	2,038
Depreciation and amortization	57,555	30,444	25,499
Amortization of deferred financing costs and debt premiums / discounts	1,734	(127)	26
Share-based compensation	2,099	4,962	710
Loss from unconsolidated joint ventures	1,619	108	-
Amortization of gain on interest rate swap termination	(211)	(211)	-
Income tax provision	375	756	28
Changes in operating assets and liabilities:			
Restricted cash	(4,433)	(1,946)	138
Student contracts receivable, net	(34)	(478)	(550)
Other assets	(6,998)	(5,386)	(2,402)
Accounts payable and accrued expenses	(3,177)	(222)	4,245
Other liabilities	(2,823)	2,578	1,556
Net cash provided by operating activities	32,887	29,047	35,237
Investing activities			
Net proceeds from disposition of real estate	4,418	-	50,045
Cash paid for GMH acquisition	(269,358)		
Cash paid for property acquisitions	(11,287)	(42,760)	(69,697)
Cash paid for land purchases	(3,226)	(10,445)	-
Investments in wholly-owned properties	(139,570)	(131,820)	(81,597)
Investments in on-campus participating properties	(719)	(480)	(483)
Investments in unconsolidated joint ventures	(10,610)	(1,600)	-
Purchase of corporate furniture, fixtures and equipment	(2,178)	(486)	(986)
Distributions received from unconsolidated JVs	120	-	-
Net cash used in investing activities	(432,410)	(187,591)	(102,718)
Financing activities			
Pay off of construction loan	-	(43,862)	(20,224)
Proceeds from sale of common stock	264,500	99,015	140,036
Offering costs	(12,249)	(243)	(6,854)
Proceeds from sale of preferred stock	131	-	-
Redemption of preferred stock	(131)	-	-
Pay-off of mortgage loans	(24,362)	-	-
Proceeds from contribution of properties to joint venture	74,368	-	-
Proceeds from secured term loan	100,000	-	-
Revolving credit facility, net	5,100	9,600	-
Proceeds from construction loans	81,167	66,128	42,146
Principal payments on debt	(10,243)	(7,792)	(6,527)
Change in construction accounts payable	(6,591)	6,077	3,203
Debt issuance and assumption costs	(5,808)	(1,638)	(2,418)
Distributions to common and restricted stockholders	(50,637)	(32,985)	(25,287)
Distributions to minority partners	(2,195)	(2,790)	(2,128)
Net cash provided by financing activities	413,050	91,510	121,947
Net change in cash and cash equivalents	13,527	(67,034)	54,466
Cash and cash equivalents at beginning of period	12,073	79,107	24,641
Cash and cash equivalents at end of period	$ 25,600	$ 12,073	$ 79,107
Supplemental disclosure of non-cash investing and financing activities			
Loans assumed in connection with property acquisitions	$ (615,175)	$ (88,307)	$ (123,649)
Issuance of common stock in connection with acquisition	$ (154,697)	$ -	$ -
Issuance of Common Units in connection with acquisition	$ (199)	$ -	$ (49,096)
Issuance of Preferred Units in connection with acquisitions	$ -	$ -	$ (3,075)
Financing of equipment through capital lease obligations	$ -	$ 1,491	$ 1,518
Change in fair value of derivative instruments, net	$ (3,031)	$ (2,075)	$ (73)
Contribution of land from minority partner in development joint venture	$ -	$ 2,756	$ -
Supplemental disclosure of cash flow information			
Interest paid	$ 52,108	$ 31,222	$ 27,938
Income taxes paid	$ 282	$ 64	$ 9

See accompanying notes to consolidated financial statements

1. Organization and Description of Business

American Campus Communities, Inc. (the "Company") is a real estate investment trust ("REIT") that was incorporated on March 9, 2004 and commenced operations effective with the completion of an initial public offering ("IPO") on August 17, 2004. Through the Company's controlling interest in American Campus Communities Operating Partnership LP (the "Operating Partnership"), the Company is one of the largest owners, managers and developers of high quality student housing properties in the United States in terms of beds owned and under management. The Company is a fully integrated, self-managed and self-administered equity REIT with expertise in the acquisition, design, financing, development, construction management, leasing and management of student housing properties.

As of December 31, 2008 the Company's property portfolio contained 86 student housing properties with approximately 52,800 beds and approximately 17,200 apartment units, including 40 properties containing approximately 23,500 beds and approximately 7,500 units added as a result of the Company's acquisition on June 11, 2008 of the student housing business of GMH Communities Trust ("GMH"), as more fully discussed in Note 5 herein. The Company's property portfolio consisted of 80 owned off-campus properties that are in close proximity to colleges and universities, two American Campus Equity ("ACE™") properties operated under ground/facility leases with a related university system and four on-campus participating properties operated under ground/facility leases with the related university systems. As of December 31, 2008, the Company also owned a minority interest in two joint ventures that owned an aggregate of 21 student housing properties with approximately 12,100 beds in approximately 3,600 units. The Company's communities contain modern housing units and are supported by a resident assistant system and other student-oriented programming, with many offering resort-style amenities.

Through the Company's taxable REIT subsidiaries ("TRS"), it also provides construction management and development services, primarily for student housing properties owned by colleges and universities, charitable foundations, and others. As of December 31, 2008, the Company provided third-party management and leasing services for 34 properties (five of which the Company served as the third-party developer and construction manager) that represented approximately 24,300 beds in approximately 8,900 units. Third-party management and leasing services are typically provided pursuant to multi-year management contracts that have initial terms that range from one to five years. As of December 31, 2008, the Company's total owned, joint venture and third-party managed portfolio included 141 properties with approximately 89,200 beds in approximately 29,700 units.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and include the financial position, results of operations and cash flows of the Company, the Operating Partnership and subsidiaries of the Operating Partnership, including joint ventures in which the Company has a controlling interest. Third-party equity interests in the Operating Partnership and consolidated joint ventures are reflected as minority interests in the consolidated financial statements. The Company also has a non-controlling interest in three unconsolidated joint ventures, which are accounted for under the equity method. All significant intercompany amounts have been eliminated. All dollar amounts in the tables herein, except share and per share amounts, are stated in thousands unless otherwise indicated.

New Accounting Pronouncements

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 157, "*Fair Value Measurements*" and SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities.*" SFAS No. 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS No. 159 permits an entity to elect fair value as the initial and subsequent measurement method for financial assets and liabilities. The Company has not elected the fair value option for any financial instruments, however does reserve the right to elect to measure future eligible financial assets or liabilities at fair value. The adoption of SFAS No. 157 and SFAS No. 159 did not have a material impact on the Company's consolidated financial statements. See Note 15 herein for a detailed discussion of fair value disclosures.

Pending Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), *"Business Combinations,"* which replaces SFAS No. 141, *"Business Combinations."* SFAS No. 141(R) applies to all transactions or events in which an entity obtains control of one or more businesses. SFAS No. 141(R) requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed in the transaction (whether a full or partial acquisition); establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed; requires expensing of most transaction and restructuring costs; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial impact of the business combination. SFAS No. 141(R) will be effective for the Company for business combinations made on or after January 1, 2009. We expect the adoption of SFAS No. 141(R) to have a material effect on the Company's accounting for acquisitions of properties, which may fall under the definition of a business, as most transaction costs associated with such acquisitions will be expensed as opposed to the prior capitalization of such costs.

In December 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51"* ("SFAS No. 160"). SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary (previously referred to as minority interests). SFAS No. 160 also requires that a retained noncontrolling interest upon the deconsolidation of a subsidiary be initially measured at its fair value. Upon adoption of SFAS No. 160, the Company would be required to report any noncontrolling interests as a separate component of stockholders' equity. The Company would also be required to present any net income allocable to noncontrolling interests and net income attributable to the stockholders of the Company separately in its consolidated statements of operations. SFAS No. 160 will be effective for the Company beginning January 1, 2009. SFAS No. 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS No. 160 shall be applied prospectively. SFAS No. 160 will have an impact on the presentation and disclosure of the noncontrolling interests of any non wholly-owned businesses after the effective date of this pronouncement.

In March 2008, the FASB issued SFAS No. 161, "*Disclosures about Derivative Instruments and Hedging Activities*" ("SFAS No. 161"). SFAS No. 161 requires enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS No. 161 will be effective for the Company beginning January 1, 2009. The Company does not anticipate the adoption of SFAS No. 161 will have a significant effect on its consolidated financial statements.

In June 2008, the FASB issued FASB Staff Position ("FSP") 03-6-1, "*Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities.*" FSP 03-6-1 affects entities which accrue non-returnable cash dividends on share-based payment awards during the awards' service period. The FASB concluded unvested share-based payment awards which are entitled to non-forfeitable cash dividends, whether paid or unpaid, are participating securities and are participants of undistributed earnings. Because the awards are considered participating securities, the issuer is required to apply the two-class method of computing basic and diluted earnings per share which involves separate computations for common shares and participating securities. As we do accrue and pay non-forfeitable cash dividends on unvested share-based payment awards, these types of awards are considered participating securities and will be included in our earnings per share calculation in future periods. FSP 03-6-1 will be effective for the Company beginning January 1, 2009 and will require retrospective application.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments in Real Estate

Investments in real estate are recorded at historical cost. Major improvements that extend the life of an asset are capitalized and depreciated over the remaining useful life of the asset. The cost of ordinary repairs and maintenance are charged to expense when incurred. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements	7-40 years
Leasehold interest - on-campus participating properties	25-34 years (shorter of useful life or respective lease term)
Furniture, fixtures and equipment	3-7 years

The cost of buildings and improvements includes the purchase price of the property, including legal fees and acquisition costs. Project costs directly associated with the development and construction of an owned real estate project, which include interest, property taxes, and amortization of deferred finance costs, are capitalized as construction in progress. Upon completion of the project, costs are transferred into the applicable asset category and depreciation commences. Interest totaling approximately $5.5 million, $5.4 million and $3.2 million was capitalized during the years ended December 31, 2008, 2007 and 2006, respectively. Amortization of deferred financing costs totaling approximately $0.2 million, $0.4 million and $0.2 million was capitalized during the years ended December 31, 2008, 2007 and 2006, respectively.

Management assesses whether there has been an impairment in the value of the Company's investments in real estate whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is recognized when estimated expected future cash flows (undiscounted and before interest charges) are less than the carrying value of the property. The estimation of expected future net cash flows is inherently uncertain and relies on assumptions regarding current and future economics and market conditions. If such conditions change, then an adjustment to the carrying value of the Company's long-lived assets could occur in the future period in which the conditions change. To the extent that a property is impaired, the excess of the carrying amount of the property over its estimated fair value is charged to earnings. The Company believes that there were no impairments of the carrying values of its investments in real estate as of December 31, 2008.

The Company allocates the purchase price of acquired properties to net tangible and identified intangible assets based on relative fair values in accordance with SFAS No. 141, *Business Combinations.* Fair value estimates are based on information obtained from a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. Information obtained about each property as a result of due diligence, marketing and leasing activities is also considered. The value of in-place leases is based on the difference between (i) the property valued with existing in-place leases adjusted to market rental rates and (ii) the property valued "as-if" vacant. As lease terms are typically one year or less, rates on in-place leases generally approximate market rental rates. Factors considered in the valuation of in-place leases include an estimate of the carrying costs during the expected lease-up period considering current market conditions, nature of the tenancy, and costs to execute similar leases. Carrying costs include estimates of lost rentals at market rates during the expected lease-up period, as well as marketing and other operating expenses. The value of in-place leases is amortized over the remaining initial term of the respective leases, generally less than one year. The purchase price of property acquisitions is not expected to be allocated to tenant relationships, considering the terms of the leases and the expected levels of renewals.

Long-Lived Assets–Held for Sale

Long-lived assets to be disposed of are classified as held for sale in the period in which all of the following criteria are met:

a. Management, having the authority to approve the action, commits to a plan to sell the asset

b. The asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets

c. An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated

d. The sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year

e. The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value

f. Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Concurrent with this classification, the asset is recorded at the lower of cost or fair value, and depreciation ceases.

Owned On-campus Properties

The Company ("Lessee") entered into two 65-year ground and facility leases with a university system to finance, construct, and manage two student housing facilities. One property was completed in August 2008 and the other property is currently under construction with a scheduled completion date of August 2009. Both leases include the option to extend the lease term for two additional terms of ten years each. Under the terms of the leases, the lessor has title to the land and any improvements placed thereon. Pursuant to EITF No. 97-10: *The Effect of Lessee Involvement in Asset Construction*, the Company's involvement in construction requires the lessor's post construction ownership of the improvements to be treated as a sale with a subsequent leaseback by the Company. However, these sale-leaseback transactions do no qualify for sale-leaseback accounting based on guidance provided in SFAS No. 98, *Accounting for Leases*, because of the Company's continuing involvement in the constructed assets. As a result of the Company's continuing involvement, these leases are accounted for by the deposit method, in which the assets subject to the ground and facility leases are reflected at historical cost, less amortization and the financing obligations are reflected at the terms of the underlying financing.

On-Campus Participating Properties

The Company enters into ground and facility leases with university systems and colleges to finance, construct, and manage student housing facilities. Under the terms of the leases, the lessor has title to the land and any improvements placed thereon. Each lease terminates upon final repayment of the construction related financing, the amortization period of which is contractually stipulated. Pursuant to EITF No. 97-10: *The Effect of Lessee Involvement in Asset Construction*, the Company's involvement in construction requires the lessor's post construction ownership of the improvements to be treated as a sale with a subsequent leaseback by the Company. The sale-leaseback transaction has been accounted for as a financing, and as a result, any fee earned during construction is deferred and recognized over the term of the lease. The resulting financing obligation is reflected at the terms of the underlying financing, i.e., interest is accrued at the contractual rates and principal reduces in accordance with the contractual principal repayment schedules.

The Company reflects these assets subject to ground/facility leases at historical cost, less amortization. Costs are amortized, and deferred fee revenue in excess of the cost of providing the service are recognized, over the lease term.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash balances in various banks. At times the Company's balances may exceed the amount insured by the FDIC. As the Company only uses money-centered financial institutions, the Company does not believe it is exposed to any significant credit risk related to its cash and cash equivalents.

Restricted Cash

Restricted cash consists of funds held in trust and invested in low risk investments, generally consisting of government backed securities, as permitted by the indentures of trusts, which were established in connection with three bond issues. Additionally, restricted cash includes escrow accounts held by lenders and resident security deposits, as required by law in certain states. Certain funds held by a trustee in a required escrow account are being invested under a forward delivery agreement in government backed securities that have a remaining maturity when purchased of six months. Restricted cash also consists of escrow deposits made in connection with potential property acquisitions and development opportunities. These escrow deposits are invested in an interest-bearing account at a federally-insured bank. Realized and unrealized gains and losses are not material for the periods presented.

Intangible Assets

In connection with property acquisitions completed in 2008 and 2007, as discussed in Note 5, the Company capitalized approximately $19.0 million and $1.2 million, respectively, related to management's estimate of the fair value of the in-place leases assumed. These intangible assets are amortized on a straight-line basis over the average remaining term of the underlying leases. Amortization expense was approximately $9.1 million, $1.2 million and $2.3 million for the years ended December 31, 2008, 2007 and 2006, respectively. The Company also capitalized $1.5 million related to management's estimate of the fair value of third-party management contracts acquired from GMH in June 2008. These intangible assets are amortized on a straight-line basis over a period of three years. Amortization expense was approximately $0.3 million for the year ended December 31, 2008. The amortization is included in depreciation and amortization expense in the accompanying consolidated statements of operations. See Note 5 herein for a detailed discussion of the property acquisitions completed during 2008, 2007 and 2006.

Deferred Financing Costs

The Company defers financing costs and amortizes the costs over the terms of the related debt using the effective interest method. Upon repayment of or in conjunction with a material change in the terms of the underlying debt agreement, any unamortized costs are charged to earnings.

Amortization expense, net of amounts capitalized, approximated $2.5 million, $1.3 million and $1.4 million for the years ended December 31, 2008, 2007 and 2006, respectively. Accumulated amortization at December 31, 2008 and 2007 approximated $8.9 million and $6.2 million, respectively. Deferred financing costs, net of amortization, are included in other assets on the accompanying consolidated balance sheets.

Joint Ventures

The Company holds interests in both consolidated and unconsolidated joint ventures. The Company determines consolidation based on standards set forth in FASB Interpretation No. 46R, *Consolidation of Variable Interest Entities* ("FIN 46(R)") and Emerging Issues Task Force (EITF) No. 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.* For joint ventures that are variable interest entities as defined under FIN 46 where the Company is not the primary beneficiary, it does not consolidate the joint venture for financial reporting purposes. Based on the guidance set forth in EITF 04-5, the Company consolidates certain joint venture investments because it exercises significant control over major operating decisions, such as approval of budgets, property management, investment activity and changes in financing. For joint ventures under EITF 04-5, where the Company does not exercise significant control over major operating and management decisions, but where it exercises significant influence, the Company uses the equity method of accounting and does not consolidate the joint venture for financial reporting purposes.

Debt Premiums and Discounts

Debt premiums and discounts represent fair value adjustments to account for the difference between the stated rates and market rates of debt assumed in connection with the Company's property acquisitions. The debt premiums and discounts are amortized to interest expense over the term of the related loans using the effective-interest method. As of December 31, 2008 and December 31, 2007, net unamortized debt premiums were $5.7 million and $5.0 million, respectively, and net unamortized debt discounts were $10.4 million and $0.7 million, respectively. Debt premiums and discounts are included in secured debt on the accompanying consolidated balance sheets.

Rental Revenues and Related Receivables

Students are required to execute lease contracts with payment schedules that vary from single to monthly payments. Receivables are recorded when billed, revenues and related lease incentives are recognized on a straight-line basis over the term of the contracts, and balances are considered past due when payment is not received on the contractual due date. Generally, the Company requires each executed contract to be accompanied by a refundable security deposit and a signed parental guaranty. Security deposits are refundable, net of any outstanding charges, upon expiration of the underlying contract.

Allowances for receivables are established when management determines that collection of such receivables are doubtful.

When management has determined receivables to be uncollectible, they are removed as an asset with a corresponding reduction in the allowance for doubtful accounts.

The allowance for doubtful accounts is summarized as follows:

	Balance, Beginning of Period	Charged to Expense	Write-Offs	Balance, End of Period
Year ended December 31, 2006	$ 1,159	$ 1,409	$ (410)	$ 2,158
Year ended December 31, 2007	$ 2,158	$ 1,919	$ (1,077)	$ 3,000
Year ended December 31, 2008	$ 3,000	$ 2,955	$ (2,106)	$ 3,849

Third-Party Development Services Revenue and Costs

Development revenues are generally recognized based on a proportionate performance method based on contract deliverables, while construction revenues are recognized using the percentage of completion method, as determined by construction costs incurred relative to total estimated construction costs. Costs associated with such projects are deferred and recognized in relation to the revenues earned on executed contracts. For projects where the Company's fee is based on a fixed price, any cost overruns incurred during construction, as compared to the original budget, will reduce the net fee generated on those projects. Incentive fees are generally recognized when the project is complete and performance has been agreed upon by all parties, or when performance has been verified by an independent third-party.

The Company also evaluates the collectibility of fee income and expense reimbursements generated through the provision of development and construction management services based upon the individual facts and circumstances, including the contractual right to receive such amounts in accordance with the terms of the various projects, and reserves any amounts that are deemed to be uncollectible.

Pre-development expenditures such as architectural fees, permits and deposits associated with the pursuit of third-party and owned development projects are expensed as incurred, until such time that management believes it is probable that the contract will be executed and/or construction will commence. Because the Company frequently incurs these pre-development expenditures before a financing commitment and/or required permits and authorizations have been obtained, the Company bears the risk of loss of these pre-development expenditures if financing cannot ultimately be arranged on acceptable terms or the Company is unable to successfully obtain the required permits and authorizations. As such, management evaluates the status of third-party and owned projects that have not yet commenced construction on a periodic basis and expenses any deferred costs related to projects whose current status indicates the commencement of construction is unlikely and/or the costs may not provide future value to the Company in the form of revenues. Such write-offs are included in third-party development and management services expenses (in the case of third-party development projects) or general and administrative expenses (in the case of owned development projects) on the accompanying consolidated statements of operations. As of December 31, 2008, the Company has deferred approximately $5.7 million in pre-development costs related to third-party and owned development projects that have not yet commenced construction. Such costs are included in other assets on the accompanying consolidated balance sheets.

Third-Party Management Services Revenue

Management fees are recognized when earned in accordance with each management contract. Incentive management fees are recognized when the incentive criteria are anticipated to be met.

Advertising Costs

Advertising costs are expensed during the period incurred. The Company uses no direct response advertising. Advertising expense approximated $5.2 million, $2.6 million and $2.0 million in 2008, 2007 and 2006, respectively.

Derivative Instruments and Hedging Activities

Derivative financial instruments are reported on the balance sheet at fair value. Changes in fair value are recognized either in earnings or as other comprehensive income, depending on whether the derivative has been designated as a fair value or cash flow hedge and whether it qualifies as part of a hedging relationship, the nature of the exposure being hedged, and how effective the derivative is at offsetting movements in underlying exposure. The Company discontinues hedge accounting when: (i) it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; (ii) the derivative expires or is sold, terminated, or exercised; (iii) it is no longer probable that the forecasted transaction will occur; or (iv) management determines that designating the derivative as a hedging instrument is no longer appropriate. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company will carry the derivative at its fair value on the balance sheet, recognizing changes in the fair value in current-period earnings. The Company uses interest rate swaps to effectively convert a portion of its floating rate debt to fixed rate, thus reducing the impact of rising interest rates on interest payments. These instruments are designated as cash flow hedges under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended. The interest differential to be paid or received is accrued as interest expense. The Company's counter-parties are major financial institutions.

Common Stock Issuances and Costs

In accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 5, specific incremental costs directly attributable to the Company's equity offerings were deferred and charged against the gross proceeds of the offering. As such, underwriting commissions and other common stock issuance costs are reflected as a reduction of additional paid in capital.

On April 23, 2008, the Company completed an equity offering, consisting of the sale of 9,200,000 shares of the Company's common stock at a price of $28.75 per share, including the exercise of 1,200,000 shares issued as a result of the exercise of the underwriters' overallotment option in full at closing. The offering generated gross proceeds of $264.5 million. The aggregate proceeds to the Company, net of the underwriting discount, structuring fee and expenses of the offering, was approximately $252.1 million.

On October 10, 2007, the Company completed an equity offering, consisting of the sale of 3,500,000 shares of the Company's common stock at a price of $28.29 per share, resulting in gross proceeds of approximately $99.0 million. The company received approximately $98.7 million in net proceeds after deducting estimated expenses of approximately $0.3 million.

On September 15, 2006, the Company completed an equity offering, consisting of the sale of 5,692,500 shares of the Company's common stock at a price per share of $24.60, including the exercise of 742,500 shares issued as a result of the exercise of the underwriters' overallotment option in full at closing. The offering generated gross proceeds of approximately $140.0 million. The aggregate proceeds to the Company, net of the underwriter's discount and offering costs, were approximately $133.2 million.

Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss) and other comprehensive income (loss), consisting of unrealized gains (losses) on derivative instruments. Comprehensive income (loss) is presented in the accompanying consolidated statements of changes in stockholders' equity, and accumulated other comprehensive loss is displayed as a separate component of stockholders' equity.

Stock-Based Compensation

The Company accounts for equity based awards in accordance with SFAS No. 123 (R), *Share-Based Payment,* which the Company adopted in the first quarter of 2005. Accordingly, the Company has recognized compensation expense related to certain restricted stock awards (see Note 12) over the underlying vesting periods, which amounted to approximately $2.1 million, $1.3 million and $0.7 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company's Outperformance Bonus Plan vested on August 17, 2007 and the Compensation Committee of the Board of Directors elected to pay a portion of the awards to selected recipients in the form of profits interest units ("PIUs"), which are discussed in more detail in Note 12. Approximately $3.7 million of the compensation charge recorded during the year ended December 31, 2007 reflects the settlement of the Outperformance Bonus Plan through the issuance of PIUs.

Income Taxes

The Company and GMH have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). To qualify as a REIT, these entities must meet a number of organizational and operational requirements, including a requirement that they currently distribute at least 90% of their adjusted taxable income to its stockholders. As REITs, these entities will generally not be subject to corporate level federal income tax on taxable income they currently distribute to their stockholders. If these entities fail to qualify as a REIT in any taxable year, they will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for the subsequent four taxable years. Even if these entities qualify for taxation as a REIT, they may be subject to certain state and local income and excise taxes on their income and property, and to federal income and excise taxes on its undistributed income.

The Company owns two TRS entities that manage the Company's non-REIT activities and are subject to federal, state and local income taxes.

Other Nonoperating Income

Other nonoperating income of $0.5 million was recognized for the year ended December 31, 2008 related to tax incentive amounts received in cash during the period related to a property we acquired in February 2007 located in Ypsilanti, Michigan. Upon acquisition of this property, any future potential benefit of such tax incentive was assumed from the seller.

Financial Instruments

The Company does not hold or issue financial instruments for trading purposes. The fair value of financial instruments was estimated based on the following methods and assumptions:

Cash and Cash Equivalents, Restricted Cash, Student Contracts Receivable, Other Assets, Accounts Payable and Accrued Expenses and *Other Liabilities:* the carrying amount approximates fair value, due to the short maturity of these instruments.

Mortgage Loans: the fair value of mortgage loans is based on the present value of the cash flows at current rates through maturity. As of December 31, 2008, the Company estimated the fair value of its fixed-rate mortgage loans to be approximately $1,000.1 million.

Construction Loans: the fair value of the Company's construction loans approximates carrying value due to the variable interest rate feature of these instruments.

Bonds Payable: the fair value of bonds payable is based on market quotes for bonds outstanding. As of December 31, 2008, the Company estimated the fair value of its bonds payable to be approximately $52.8 million.

Derivative Instruments: these instruments are reported on the balance sheet at fair value, which is based on calculations provided by independent, third-party financial institutions and represent the discounted future cash flows expected, based on the projected future interest rate curves over the life of the instrument.

3. Earnings per Share

Basic earnings per share is computed using net (loss) income and the weighted average number of shares of the Company's common stock outstanding during the period, including restricted stock units ("RSUs") issued to outside directors. RSUs are included in both basic and diluted weighted average common shares outstanding because they were fully vested on the date of grant and all conditions required in order for the recipients to earn the RSUs have been satisfied. Diluted earnings per share reflects weighted average common shares issuable from the assumed conversion of restricted stock awards ("RSAs") granted to employees, common units of limited partnership interest in the Operating Partnership ("Common Units") and preferred units of limited partnership interest in the Operating Partnership ("Series A Preferred Units"). See Note 9 for a discussion of PIUs, Common Units and Series A Preferred Units and Note 12 for a discussion of RSUs and RSAs.

The following is a summary of the elements used in calculating basic and diluted earnings per share:

	Year Ended December 31,					
	2008		2007		2006	
Basic earnings per share calculation:						
(Loss) income from continuing operations	$	(13,008)	$	(1,686)	$	1,662
Discontinued operations		(47)		-		20,935
Net (loss) income	$	(13,055)	$	(1,686)	$	22,597
(Loss) income from continuing operations – per share	$	(0.35)	$	(0.07)	$	0.09
Income from discontinued operations – per share	$	-	$	-	$	1.11
Net (loss) income – per share	$	(0.35)	$	(0.07)	$	1.20
Basic weighted average common shares outstanding		36,947,656		24,186,213		18,907,061
Diluted earnings per share calculation:						
(Loss) income from continuing operations	$	(13,008)	$	(1,686)	$	1,662
Series A Preferred Unit distributions		184		184		154
(Loss) income from continuing operations allocated to Common Units		(214)		(233)		(61)
(Loss) income from continuing operations, as adjusted		(13,038)		(1,735)		1,755
(Loss) income from discontinued operations		(47)		-		20,935
(Loss) income from discontinued operations allocated to Common Units		(1)		-		1,802
(Loss) income from discontinued operations, as adjusted		(48)		-		22,737
Net (loss) income, as adjusted	$	(13,086)	$	(1,735)	$	24,492
(Loss) income from continuing operations – per share	$	(0.34)	$	(0.07)	$	0.08
Income from discontinued operations – per share	$	-	$	-	$	1.09
Net (loss) income – per share	$	(0.34)	$	(0.07)	$	1.17
Basic weighted average common shares outstanding		36,947,656		24,186,213		18,907,061
Common Units		1,253,650		1,797,964		1,866,183
Series A Preferred Units		114,963		114,963		96,380
Restricted Stock Awards (1)		-		-		98,322
Diluted weighted average common shares outstanding		38,316,269		26,099,140		20,967,946

(1) 278,961 and 167,696 weighted average RSAs are excluded from diluted weighted average common shares outstanding for the years ended December 31, 2008 and 2007, respectively, because they would be anti-dilutive due to the Company's loss position for these periods.

4. Income Taxes

Deferred income taxes result from temporary differences between the carrying amounts of assets and liabilities of the TRSs for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets and liabilities are as follows:

	December 31, 2008	December 31, 2007
Deferred tax assets:		
Fixed and intangible assets	$ 7,674	$ 8,999
Net operating loss carryforwards	3,961	2,251
Prepaid and deferred rent	2,212	1,134
Bad debt reserves	365	284
Accrued expenses and other	92	91
Stock compensation	340	233
Total deferred tax assets	14,644	12,992
Valuation allowance for deferred tax assets	(14,103)	(12,405)
Deferred tax assets, net of valuation allowance	541	587
Deferred tax liability:		
Deferred financing costs	541	587
Net deferred tax liabilities	$ -	$ -

Significant components of the income tax provision are as follows:

	Year Ended December 31, 2008	2007	2006
Current:			
Federal	$ -	$ -	$ (1)
State	(23)	(18)	(1)
Deferred:			
Federal	-	(493)	6
State	-	(23)	(32)
Total provision -- continuing operations	$ (23)	$ (534)	$ (28)

TRS earnings subject to tax consisted of an approximate $2.0 million, $4.0 million and $1.0 million loss for the years ended December 31, 2008, 2007, and 2006, respectively. The reconciliation of income tax attributable to continuing operations computed at the U.S. statutory rate to income tax provision is as follows:

	Year Ended December 31, 2008	2007	2006
Tax benefit at U.S. statutory rates on TRS income subject to tax	$ 673	$ 1,361	$ 228
State income tax, net of federal income tax benefit	(8)	(144)	8
Change in the state statutory rate	-	-	(683)
Effect of permanent differences and other	(23)	(8)	(25)
Decrease (increase) in valuation allowance	(665)	(1,743)	444
Income tax provision	$ (23)	$ (534)	$ (28)

Upon formation, each TRS became subject to federal and state income taxation and, accordingly, established deferred tax assets and liabilities. The valuation allowance increased by approximately $1.7 million during both years ended December 31, 2008 and 2007.

At December 31, 2008, the Company had net operating loss carryforwards ("NOLs") of approximately $10.7 million for income tax purposes that begin to expire in 2025 ($0.8 million in one TRS and the remainder in the other TRS). These NOLs may be used to offset future taxable income generated by each of the respective TRSs.

In May 2006, the Texas Governor signed into law a Texas margin tax which restructures the state business tax by replacing the taxable capital components of the current franchise tax with a "taxable margin" component. The Texas margin tax became effective in 2007. The TRS's portion of the tax liability for the years ended December 31, 2008 and 2007 was $23,000 and $18,000, respectively, and is reflected in current state tax in the above schedule. The non-TRS portion of the Texas margin tax for the years ended December 31, 2008 and 2007 was $0.3 million and $0.2 million, respectively, and is included in the Operating Partnership.

The Company adopted FASB Interpretation No. ("FIN") 48, "*Accounting for Uncertainty in Income Taxes*", on January 1, 2007. As a result of the adoption of FIN 48, the Company recognized no changes related to deferred taxes.

5. Property Acquisitions

2008 Acquisitions

On June 11, 2008, the Company completed the acquisition of GMH's student housing business pursuant to an Agreement and Plan of Merger dated as of February 11, 2008 (the "Merger Agreement"). Concurrent with the closing of the GMH acquisition, the Company formed a joint venture with a wholly-owned subsidiary of Fidelity Real Estate Growth Fund III, LP ("Fidelity") and contributed 15 GMH student housing properties to the venture with an estimated value of $325.9 million. The Company also assumed GMH's equity interest in an existing joint venture with Fidelity that owns six properties. At the time of closing, the GMH student housing portfolio consisted of 42 wholly-owned properties containing 24,939 beds located in various markets throughout the country. Two of the acquired wholly-owned properties totaling 1,468 beds were sold during the third quarter of 2008 (see Note 6).

The total consideration paid for the GMH student housing portfolio (exclusive of 15 properties contributed to the Fidelity joint venture) was approximately $1,018.7 million, inclusive of transaction costs. Under the terms of the Merger Agreement, each GMH common share and each unit in GMH Communities, LP (the "GMH Operating Partnership") issued and outstanding as of the date of closing, received cash consideration of $3.36 and 0.07642 of a share of the Company's common stock, or at the election of the GMH Operating Partnership unitholder, 0.07642 of a unit in the Operating Partnership. The value of the Company's common stock and Common Units issued was based on the closing price of the Company's common stock on February 11, 2008. The Company issued 5.4 million shares of common stock and 7,004 Common Units, each valued at $28.43 per share or unit.

The following summarizes our allocation of total consideration to the assets and liabilities acquired from GMH, excluding the 15 properties contributed to the joint venture with Fidelity:

Land	$ 130,164
Buildings	799,667
Furniture, fixtures and equipment	32,160
In-place leases and other intangible assets	20,283
Investments in unconsolidated joint ventures	10,610
Debt discounts, net of debt premiums	9,464
Undeveloped land parcels	5,000
Deferred financing costs	4,126
Working capital assets, net of liabilities	7,270
Total consideration	$ 1,018,744

In February 2008, the Company acquired a 144-unit, 528-bed property (Pirate's Place) located near the campus of East Carolina University in Greenville, North Carolina, for a purchase price of $10.6 million, which excludes $0.8 million of transaction costs, initial integration expenses and capital expenditures. As part of the transaction, the Company assumed approximately $7.0 million in fixed-rate mortgage debt with an annual interest rate of 7.15% and remaining term to maturity of 14.9 years.

In February 2008, the Company also acquired a 68-unit, 161-bed property (Sunnyside Commons) located near the campus of West Virginia University in Morgantown, West Virginia, for a purchase price of $7.5 million, which excludes $0.6 million of transaction costs, initial integration expenses and capital expenditures. The Company did not assume any debt as part of this transaction.

2007 Acquisitions

In January 2007, the Company acquired a 248-unit, 752-bed property (Village on Sixth) located near the campus of Marshall University in Huntington, West Virginia, for a purchase price of $25.6 million, which excludes $1.7 million of transaction costs, initial integration expenses and capital expenditures necessary to bring this property up to the Company's operating standards. As part of the transaction, the Company assumed two fixed-rate mortgage loans, which includes one for $16.2 million with an annual interest rate of 5.5% and remaining term to maturity of 7.5 years and a second loan for $1.4 million with an annual interest rate of 6.6% and remaining term to maturity of 9.9 years.

In February 2007, the Company acquired a three property portfolio (the "Edwards Portfolio") for a purchase price of $102.0 million, which excludes $3.7 million of transaction costs, initial integration expenses and capital expenditures necessary to bring these properties up to the Company's operating standards. As part of the transaction, the Company assumed $70.7 million in fixed-rate mortgage debt with a weighted average annual interest rate of 5.7% and an average remaining term to maturity of 8.5 years. In August 2007, construction was completed on an additional phase at one of these properties. As contemplated in the original transaction, concurrent with the completion of construction in August 2007, the Company purchased this additional phase consisting of 24 units and 84 beds, for approximately $4.6 million.

The Edwards Portfolio consists of one property in Lexington, Kentucky located near the campus of the University of Kentucky, one property in Toledo, Ohio located near the campus of the University of Toledo and one property in Ypsilanti, Michigan located near the campus of Eastern Michigan University. Including the purchase of the additional phase discussed above, these three properties contain 764 units and 1,971 beds.

2006 Acquisitions

On March 1, 2006, the Company completed the acquisition of a portfolio of 13 student housing properties (the "Royal Portfolio") pursuant to a contribution and sale agreement with contributors affiliated with Royal Properties for a contribution value of $244.3 million, which was paid as follows: (i) the issuance to certain partners of the contributors of approximately 2.1 million Common Units valued at $23.50 per unit and approximately 0.1 million Series A Preferred Units valued at $26.75 per unit (See Note 9); (ii) the assumption of $123.6 million of fixed-rate mortgage debt (see Note 11); and (iii) the remainder in cash and promissory notes. The Company also incurred an additional $4.9 million in closing costs and other external acquisition costs related to this acquisition.

The Company retained approximately $6.9 million of the contribution value in order to satisfy indemnification obligations during a one-year survival period. Subsequent to the expiration of such one-year survival period on March 1, 2007, the Company has released approximately $6.4 million of the contribution value to the contributors. As of December 31, 2008, the Company is holding $0.5 million of the retained amount which is composed primarily of secured promissory notes and accrued interest.

The Royal Portfolio consists of five properties in Florida, four properties in Texas, two properties in Tennessee, and one property each in Arizona and Kentucky. The 13 properties contain approximately 1,800 units and approximately 5,700 beds.

The acquired properties' results of operations have been included in the accompanying consolidated statements of operations since their respective acquisition closing dates. The following pro forma information for the years ended December 31, 2008, 2007 and 2006, present consolidated financial information for the Company as if the property acquisitions discussed above, and the April 2008, October 2007 and September 2006 equity offerings had occurred at the beginning of the earliest period presented. The unaudited pro forma information is provided for informational purposes only and is not indicative of results that would have occurred or which may occur in the future:

	Year Ended December 31,		
	2008	2007	2006
Total revenues	$ 291,269	$ 275,359	$ 240,012
Net (loss) income	$ (2,643)	$ 2,202	$ (1,260)
Net (loss) income per share – basic	$ (0.06)	$ 0.05	$ (0.03)
Net (loss) income per share – diluted	$ (0.06)	$ 0.06	$ (0.03)

6. Property Disposition and Discontinued Operations

As part of the acquisition of GMH on June 11, 2008, the Company acquired two properties (The Courtyards and The Verge) that were under contract to be sold as of such date. The Courtyards was sold in July 2008 for approximately $17.4 million, resulting in net cash proceeds of approximately $0.4 million, and The Verge was sold in August 2008 for approximately $36.4 million, resulting in net proceeds of approximately $3.6 million. There was no gain or loss recorded on these dispositions for book purposes.

In December 2006, the Company sold The Village on University off-campus student housing property for a purchase price of $51.0 million, resulting in net proceeds of approximately $50.0 million. The resulting gain on disposition of approximately $18.6 million is included in discontinued operations in the accompanying consolidated statement of operations for the year ended December 31, 2006. Accordingly, net income for The Village on University is included in discontinued operations for the year ended December 31, 2006.

The related net (loss) income for the afore-mentioned properties is reflected in the accompanying consolidated statements of operations as discontinued operations for the periods presented in accordance with SFAS No. 144. Below is a summary of the results of operations for the properties sold through their respective disposition dates:

	Year Ended December 31,		
	2008	2007	2006
Total revenues	$ 895	$ -	$ 4,692
Total operating expenses	576	-	2,412
Operating income	319	-	2,280
Total nonoperating income (expenses)	(366)	-	7
Net (loss) income	**$ (47)**	**$ -**	**$ 2,287**

7. Investments in Wholly-Owned Properties

Wholly-owned properties consisted of the following:

	December 31,	
	2008	2007
Land	$ 242,653	$ 102,109
Buildings and improvements	1,706,184	768,551
Furniture, fixtures and equipment	87,633	42,225
Construction in progress	63,715	104,540
	2,100,185	1,017,425
Less accumulated depreciation	(113,352)	(70,363)
Wholly-owned properties, net	**$ 1,986,833**	**$ 947,062**

The Company completed the acquisition of GMH on June 11, 2008 and the acquired properties are included in the wholly-owned properties, net balance as of December 31, 2008.

8. On-Campus Participating Properties

The Company is a party to ground/facility lease agreements ("Leases") with certain state university systems and colleges (each, a "Lessor") for the purpose of developing, constructing, and operating student housing facilities on university campuses. Under the terms of the Leases, title to the constructed facilities is held by the applicable Lessor and such Lessor receives a de minimus base rent paid at inception and 50% of defined net cash flows on an annual basis through the term of the lease. The Leases terminate upon the earlier to occur of the final repayment of the related debt, the amortization period of which is contractually stipulated, or the end of the lease term.

Pursuant to the Leases, in the event the leasehold estates do not achieve Financial Break Even (defined as revenues less operating expenses, excluding management fees, less debt service), the applicable Lessor would be required to make a rental payment, also known as the Contingent Payment, sufficient to achieve Financial Break Even. The Contingent Payment provision remains in effect until such time as any financing placed on the facilities would receive an investment grade rating without the Contingent Payment provision. In the event that the Lessor is required to make a Contingent Payment, future net cash flow distributions would be first applied to repay such Contingent Payments and then to unpaid management fees prior to normal distributions. Beginning in November 1999 and December 2002, as a result of the debt financing on the facilities achieving investment grade ratings without the Contingent Payment provision, the Texas A&M University System is no longer required to make Contingent Payments under either the Prairie View A&M University Village or University College Leases. The Contingent Payment obligation continues to be in effect for the Texas A&M International University and University of Houston leases.

In the event the Company seeks to sell its leasehold interest, the Leases provide the applicable Lessor the right of first refusal of a bona fide purchase offer and an option to purchase the lessee's rights under the applicable Lease.

In conjunction with the execution of each Lease, the Company has entered into separate five-year agreements to manage the related facilities for 5% of defined gross receipts. The five-year terms of the management agreements are not contingent upon the continuation of the Leases. Upon expiration of the initial five year terms, the agreements continue on a month-to-month basis.

On-campus participating properties are as follows:

Lessor/University	Lease Commencement	Required Debt Repayment [(1)]	Historical Cost – December 31, 2008	2007
Texas A&M University System / Prairie View A&M University [(2)]	2/1/96	9/1/23	$ 38,732	$ 38,499
Texas A&M University System / Texas A&M International	2/1/96	9/1/23	6,163	6,039
Texas A&M University System / Prairie View A&M University [(3)]	10/1/99	8/31/25 / 8/31/28	24,191	24,037
University of Houston System / University of Houston – [(4)]	9/27/00	8/31/35	34,899	34,691
			103,985	103,266
Less accumulated amortization			(34,683)	(30,361)
On-campus participating properties, net			**$ 69,302**	**$ 72,905**

(1) Represents the effective lease termination date. The Leases terminate upon the earlier to occur of the final repayment of the related debt or the end of the contractual lease term.

(2) Consists of three phases placed in service between 1996 and 1998.

(3) Consists of two phases placed in service in 2000 and 2003.

(4) Consists of two phases placed in service in 2001 and 2005.

9. Minority Interests

The Company consolidates the accounts of the Operating Partnership and its subsidiaries into its consolidated financial statements. However, the Company does not own 100% of the Operating Partnership and certain consolidated real estate joint ventures. The amounts reported as minority interests on the Company's consolidated balance sheet reflect the portion of these consolidated entities' equity that the Company does not own. Accordingly, the amounts reported as minority interest on the Company's consolidated statements of operations reflect the portion of these consolidated entities' net income or loss not allocated to the Company.

Equity interests in the Operating Partnership not owned by the Company are held in the form of Common Units and Series A Preferred Units. Common Units and Series A Preferred Units are exchangeable into an equal number of shares of the Company's common stock, or, at the Company's election, cash. A Common Unit and a share of the Company's common stock have essentially the same economic characteristics, as they effectively participate equally in the net income and distributions of the Operating Partnership. Series A Preferred Units have a cumulative preferential per annum cash distribution rate of 5.99%, payable quarterly concurrently with the payment of dividends on the Company's common stock.

Income or loss allocated to minority interests on the Company's consolidated statements of operations includes the Series A Preferred Unit distributions as well as the pro rata share of the Operating Partnership's net income or loss allocated to Common Units. The Common Unitholders' minority interest in the Operating Partnership is reported at an amount equal to their ownership percentage of the net equity of the Operating Partnership at the end of each reporting period. Common Units and Series A Preferred Units issued in connection with the 2006 acquisition of the Royal Portfolio became exchangeable into an equal number of shares of the Company's common stock on March 1, 2007. Common Units issued in connection with the GMH acquisition become exchangeable into an equal number of shares of the Company's common stock on June 11, 2009. Additionally, as partial consideration for the vesting of the Outperformance Bonus Plan, which occurred on August 17, 2007, 132,400 PIUs were issued to certain employees (see Note 12). As a result of the October 2007 equity offering, a book-up event occurred for tax purposes resulting in the 132,400 PIUs being converted to Common Units. During the years ended December 31, 2008 and 2007, 391,582 and 850,316 Common Units, respectively, were converted into shares of the Company's common stock. As of December 31, 2008 and December 31, 2007, approximately 3% and 6%, respectively, of the equity interests of the Operating Partnership was held by persons affiliated with Royal Properties and certain current and former members of management in the form of Common Units and Series A Preferred Units.

Minority interests also include the equity interests of unaffiliated joint venture partners in four joint ventures. These joint ventures own and operate the Company's Callaway House, University Village at Sweet Home, University Centre and Villas at Chestnut Ridge owned-off campus properties.

10. Investment in Unconsolidated Joint Ventures

As of December 31, 2008, the Company's investments in unconsolidated joint ventures accounted for utilizing the equity method consisted of three joint ventures. The Company's TRS entities provide property management services to the joint ventures and also provide development management services for one of the joint ventures owning a property currently under development. As discussed in Note 2 herein, investments in joint ventures are evaluated based on FIN 46(R) to determine whether or not the investment qualifies as a variable interest entity ("VIE"). If the investment is determined to fall under the scope of FIN 46(R), management then determines whether the Company is the primary beneficiary of the VIE by performing a combination of qualitative and quantitative measures, as appropriate, including evaluating factors such as the voting rights and decision-making abilities of each variable interest holder. If the investment is determined not to fall under the scope for 46(R), the Company evaluates the investment in accordance with other guidance such as EITF 04-5.

Fidelity Joint Ventures: Concurrent with the closing of the GMH acquisition, a wholly-owned subsidiary of the Company formed a joint venture with a subsidiary of Fidelity and transferred 15 GMH student housing properties to the venture with an estimated value of $325.9 million. The Company also assumed GMH's equity interest in an existing joint venture with Fidelity that owns six properties. The Company serves as property manager for all of the joint venture properties and owns a 10% equity interest in these joint ventures (hereinafter referred to collectively as the "Fidelity Joint Ventures").

The Fidelity Joint Ventures are funded in part with secured third party debt in the amount of $342.6 million. The Operating Partnership serves as guarantor of this debt, which means the Company is liable to the lender for any loss, damage, cost, expense, liability, claim or other obligation incurred by the lender arising out of or in connection with certain non-recourse exceptions in connection with the debt. Pursuant to the respective limited liability company agreements, the Fidelity Joint

Ventures agreed to indemnify, defend and hold harmless the Operating Partnership with respect to such obligations, except to the extent such obligations were caused by the willful misconduct, gross negligence, fraud or bad faith of the Operating Partnership or its employees, agents or affiliates. Therefore, the Operating Partnership's exposure under the guarantees for obligations not caused by the willful misconduct, gross negligence, fraud or bad faith of the Operating Partnership or its employees, agents or affiliates is not expected to exceed the Company's 10% proportionate interest in the related mortgage debt. Additionally, in lieu of depositing required debt service escrow funds with the lender of the one of the joint venture's mortgage notes, the Company has provided an irrevocable standby commercial letter of credit in the amount of $0.3 million. The letter of credit was issued at inception of the joint venture and expires one year subsequent to issuance, or earlier should the property reach a debt service coverage ratio, as defined, of at least 1.20:1 for a period of twelve consecutive months on a trailing basis. The term of the letter of credit will be automatically extended for one year periods thereafter until such time the debt service coverage ratio reaches 1.20:1 or the related mortgage note is repaid or refinanced.

Management has determined that the Fidelity Joint Ventures meet the criteria to be classified as VIEs, although the Company is not the primary beneficiary. The Company's $9.4 million investment in these two joint ventures at December 31, 2008 is included in other assets in the accompanying consolidated balance sheets, and the Company's $1.1 million share in the loss from these two joint ventures for the year ended December 31, 2008 is included in loss from unconsolidated joint ventures in the accompanying consolidated statements of operations. For the year ended December 31, 2008, the Company earned $1.3 million in property management fees from these joint ventures. Due to the respective limited liability company agreements not providing for maximum capital commitments from the members, the Company's maximum exposure to loss stemming from its investment in the Fidelity Joint Ventures could be unlimited.

Hampton Roads Joint Venture: The Company also holds a minority equity interest in a joint venture that owns a military housing privatization project with the United States Navy to design, develop, construct, renovate, and manage unaccompanied soldier housing located on naval bases in Norfolk and Newport News, Virginia. The project is financed through taxable revenue bonds.

Management has determined that the Company's investment in this joint venture does not fall under the scope of FIN 46(R) and therefore accounts for its investment using the equity method in accordance with other guidance, including EITF 04-5. The Company's $1.0 million and $1.5 million investment in this joint venture at December 31, 2008 and 2007, respectively, is included in other assets in the accompanying consolidated balance sheets, and the Company's $0.5 million and $0.1 million share in the loss from this joint venture for the years ended December 31, 2008 and 2007, respectively, is included in loss from unconsolidated joint ventures in the accompanying consolidated statements of operations. For the year ended December 31, 2008, the Company earned $0.3 million in development management fees from this joint venture.

11. Debt

A summary of the Company's outstanding consolidated indebtedness, including unamortized debt premiums and discounts, is as follows:

	December 31, 2008		December 31, 2007	
Debt secured by wholly-owned properties:				
Mortgage loans payable	$	955,847	$	397,270
Construction loans payable		124,819		43,652
		1,080,666		440,922
Debt secured by on-campus participating properties:				
Mortgage loan payable		32,991		33,156
Bonds payable		53,275		55,030
		86,266		88,186
Secured term loan		100,000		-
Revolving credit facility		14,700		9,600
Unamortized debt premiums		5,682		4,988
Unamortized debt discounts		(10,393)		(666)
Total debt	**$**	**1,276,921**	**$**	**543,030**

During the twelve months ended December 31, 2008, the following transactions occurred:

	Year Ended December 31, 2008	
Balance, beginning of period	$	543,030
Additions:		
Draws on revolving credit facility		45,800
Draws under advancing construction loans		81,167
Draw under secured term loan		100,000
Assumption of debt upon acquisition of properties (including a debt discount, net of premiums of approximately $9.2 million)		606,008
Deductions:		
Pay down of revolving credit facility		(40,700)
Pay off of mortgage loans in connection with property dispositions		(47,399)
Scheduled repayments of principal		(10,243)
Amortization of debt premiums and discounts		(742)
	$	1,276,921

Loans Assumed or Entered Into in Conjunction with Property Acquisitions

In connection with the June 11, 2008 acquisition of GMH's student housing business (see Note 5), the Company assumed approximately $608.2 million of fixed-rate mortgage debt. At the time of assumption, the debt had a weighted average annual interest rate of 5.43% and an average term to maturity of 6.2 years. Upon assumption of this debt, the Company recorded debt discounts and debt premiums of approximately $11.8 million and $2.3 million, respectively, to reflect the estimated fair value of the debt assumed. These mortgage loans are secured by liens on the related properties.

In connection with the February 2008 acquisition of Pirate's Place (see Note 5), a wholly-owned property, the Company assumed approximately $7.0 million of fixed-rate mortgage debt with an annual interest rate of 7.15% and January 2023 maturity date. Upon assumption of this debt, the Company recorded a debt premium of approximately $0.3 million, to reflect the estimated fair value of the debt assumed. This mortgage loan is secured by a lien on the related property.

In connection with the January 2007 acquisition of Village on Sixth (see Note 5), a wholly-owned property, the Company assumed approximately $17.6 million of fixed-rate mortgage debt, which is comprised of one $16.2 million mortgage loan with an annual interest rate of 5.5% and May 2014 maturity date, and a second mortgage loan for $1.4 million with an annual interest rate of 6.6% and October 2016 maturity date. Upon assumption of this debt, the Company recorded a debt discount of approximately $0.3 million on the $16.2 million mortgage loan and a debt premium of approximately $0.1 million on the

$1.4 million mortgage loan, in each case to reflect the estimated fair value of the debt assumed. These mortgage loans are secured by liens on the related properties.

In connection with the February 2007 acquisition of the Edwards Portfolio (see Note 5), the Company assumed approximately $70.7 million in fixed-rate mortgage debt. At the time of assumption, the debt had a weighted average annual interest rate of 5.7% and an average remaining term to maturity of 8.3 years. Upon assumption of these three loans, the Company recorded debt premiums of approximately $0.1 million to reflect the estimated fair value of the debt assumed. These three mortgage loans are secured by liens on the related properties.

In connection with the March 1, 2006 acquisition of the Royal Portfolio (see Note 5), the Company assumed approximately $123.6 million of fixed-rate mortgage debt. At the time of assumption, the debt had a weighted average annual interest rate of 5.95% and an average term to maturity of 6.3 years. Upon assumption of this debt, the Company recorded debt premiums of approximately $2.9 million, net of discounts, to reflect the estimated fair value of the debt assumed. These mortgage loans are secured by the related properties.

Revolving Credit Facility

In May 2008, the Operating Partnership amended its $115 million revolving credit facility to increase the size of the facility to $160 million, which may be expanded by up to an additional $65 million upon the satisfaction of certain conditions. The maturity date of the facility is August 17, 2009 and can be extended 12 months through August 2010. The Company guarantees the Operating Partnership's obligations under the facility.

Availability under the revolving credit facility is limited to an "aggregate borrowing base amount" equal to the lesser of (i) 65% of the value of certain properties, calculated as set forth in the credit facility, and (ii) the adjusted net operating income from these properties divided by a formula amount. The facility bears interest at a variable rate, at the Company's option, based upon a base rate or one-, two-, three-, or six-month LIBOR plus, in each case, a spread based upon the Company's total leverage. Additionally, the Company is required to pay an unused commitment fee ranging from 0.15% to 0.20% per annum, depending on the aggregate unused balance. As of December 31, 2008, the balance outstanding on the revolving credit facility totaled $14.7 million, bearing interest at a weighted average annual rate of 2.23%, with remaining availability under the facility (subject to the satisfaction of certain financial covenants) totaling approximately $133.8 million.

The terms of the facility include certain restrictions and covenants, which limit, among other items, the incurrence of additional indebtedness, liens, and the disposition of assets. The facility contains customary affirmative and negative covenants and also contains financial covenants that, among other things, require the Company to maintain certain minimum ratios of "EBITDA" (earnings before interest, taxes, depreciation and amortization) to fixed charges. The Company may not pay distributions that exceed a specified percentage of funds from operations, as adjusted, for any four consecutive quarters. The financial covenants also include consolidated net worth and leverage ratio tests. As of December 31, 2008, the Company was in compliance with all such covenants.

Senior Secured Term Loan

On May 23, 2008, the Operating Partnership obtained a $100 million senior secured term loan. The secured term loan has an initial term of 36 months and can be extended through May 2012 through the exercise of a 12-month extension period. The secured term loan bears interest at a variable rate, at the Company's option, based upon a base rate or one-, two-, three-, or six-month LIBOR plus, in each case, a spread based upon the Company's total leverage. On June 11, 2008, the Operating Partnership borrowed in full from the secured term loan and used the proceeds to fund a portion of the total cash consideration for the GMH acquisition. As of December 31, 2008, the balance outstanding on the secured term loan was $100 million, bearing interest at an annual rate of 2.97%. The Company guarantees the Operating Partnership's obligations under the secured term loan. The secured term loan includes the same restrictions and covenants as the revolving credit facility, described above.

Construction Loans and Mortgage Notes Payable

Construction loans and mortgage notes payable at December 31, 2008, excluding debt premiums and discounts, consisted of 75 loans secured by wholly-owned properties and on-campus participating properties consisting of:

Property	Principal Outstanding [1]		Interest Rate at December 31, 2008		Maturity Date		Amortization
Cullen Oaks – Phase I [2]	$ 16,411		6.69%	(3)	February 2014		30 years
Cullen Oaks – Phase II [2]	16,580		6.69%	(3)	February 2014		30 years
University Village at Boulder Creek	15,519		5.71%		November 2012		30 years
River Club Apartments	17,673		8.18%		August 2010		30 years
River Walk Townhomes	7,282		8.00%		September 2009		30 years
The Village at Alafaya Club	19,528		8.16%		August 2010	(4)	30 years
Northgate Lakes	10,443		7.00%		July 2009		30 years
University Club Tallahassee	13,032		7.99%		October 2010		30 years
The Grove at University Club Tallahassee	4,143		5.75%		March 2013		30 years
College Club Tallahassee	8,461		6.74%		December 2011		30 years
Royal Oaks Tallahassee	2,799		7.13%		July 2009		30 years
Royal Pavilion Tallahassee	2,335		6.92%		July 2009		30 years
Royal Village Tallahassee	3,139		6.83%		July 2009		30 years
University Club Gainesville	8,037		7.88%		November 2009		30 years
The Estates	36,847		5.20%		June 2015		30 years
Royal Village Gainesville	5,718		6.87%		July 2009		30 years
The Village at Blacksburg	20,257		7.50%		January 2011		30 years
Royal Lexington	4,480		6.86%		July 2009		30 years
The Woods at Greenland	5,932		5.69%		October 2012		30 years
Raiders Crossing	6,359		6.18%		December 2012		30 years
Villas on Apache	7,225		7.66%		June 2009		30 years
Entrada Real	9,323		5.61%		November 2012		30 years
The Outpost San Marcos	13,212		5.74%		October 2013		30 years
The Outpost San Antonio	23,318		4.99%		October 2014		30 years
City Parc at Fry Street	11,147		5.96%		September 2014		30 years
Raiders Pass - Phase I	15,115		5.91%		October 2012		30 years
Raiders Pass – Phase II	3,715		5.66%		October 2012		30 years
The Callaway House	18,658		7.10%		April 2011		30 years
Aggie Station	11,177		5.96%		October 2012		30 years
Village on Sixth – Phase I	15,719		5.48%		May 2014		30 years
Village on Sixth – Annex	1,392		6.63%		October 2016		30 years
Newtown Crossing	31,582		5.65%		June 2015		30 years
Olde Town University Square	20,470		5.65%		June 2015		30 years
Peninsular Place	16,818		5.65%		June 2015		30 years
Vista del Sol	96,046	(5)	2.44%		December 2009		n/a
Villas at Chestnut Ridge	28,773	(6)	2.45%		June 2009		n/a
Pirate's Place	6,762		7.15%		January 2023		30 years
Jacob Heights I	3,850		5.54%		February 2016		Interest only
Jacob Heights III	2,948		6.19%		August 2016		Interest only
The Summit	23,825		5.60%		March 2017		Interest only
GrandMarc – Seven Corners	18,314		5.19%		June 2014		30 years
University Village – Sacramento	14,740		5.32%		February 2016		Interest only
Aztec Corner	28,600		5.97%		August 2016		30 years
University Crossings	33,776		5.42%		November 2013		30 years
University Crossings - Annex	8,218		5.90%		November 2013		30 years
Campus Corner	22,266		5.84%		November 2016		Interest only
Tower at 3rd	14,491		4.96%		September 2015		Interest only
University Mills	8,965		4.92%		August 2014		30 years
Pirates Cove	19,978		4.55%		February 2009		30 years
University Manor	14,492		4.92%		August 2014		30 years
Brookstone Village	4,141		5.38%		February 2016		Interest only
Campus Walk – Wilmington	6,700		5.00%		September 2015		Interest only
Riverside Estates	16,200		5.84%		November 2016		Interest only
Cambridge at Southern	18,388		5.78%		December 2016		Interest only
Campus Club – Statesboro	18,811		4.24%		March 2010		Interest only
University Pines	11,200		6.95%		June 2013		30 years
Lakeside	14,100		5.84%		November 2016		Interest only
The Club	9,922		4.41%		April 2009		30 years
Pegasus Connection	29,914		5.22%		January 2011		Interest only
Southview	18,918		4.56%		June 2015		Interest only

Property	Principal Outstanding [1]		Interest Rate at December 31, 2008	Maturity Date	Amortization
Stonegate	$ 14,264		4.56%	June 2015	Interest only
The Commons	5,811		5.60%	April 2024	30 years
University Gables	14,131		6.95%	June 2013	30 years
The Enclave I	9,939		4.92%	August 2014	30 years
Hawks Landing	15,600		5.84%	November 2016	Interest only
Willowtree Apartments	13,665		7.09%	October 2011	30 years
Willowtree Towers	6,686		7.09%	October 2011	30 years
Abbott Place	17,850		5.84%	November 2016	Interest only
University Centre – Kalamazoo	19,875		5.60%	March 2017	Interest only
University Meadows	9,633		4.92%	October 2015	Interest only
Campus Way	15,375		5.84%	November 2016	Interest only
Campus Walk – Oxford	8,133		4.70%	March 2012	Interest only
Campus Trails	7,486		5.84%	November 2016	Interest only
University Pointe	21,300		5.28%	October 2015	Interest only
University Trails	15,725		4.24%	March 2010	Interest only
Total	$ 1,113,657	**Wtd Avg Rate**	**5.46%**		

(1) For federal income tax purposes, the aggregate cost of the loans is equal to the carrying amount.

(2) In February 2007, the Company extended the maturity date of the Cullen Oaks Phase I and Phase II loans to February 15, 2014, in which the terms of the loans were modified to require payments of interest only through May 2008 and monthly payments of principal and interest from May 2008 through the maturity date. Both loans bear interest at a rate of LIBOR plus 1.35%.

(3) The floating rate on both loans was swapped to a fixed rate of 6.69%. This interest rate swap terminates in February 2014, at which time the interest rate will revert back to a variable rate. The TRS has guaranteed payment of the indebtedness of the Phase I loan and the indebtedness of the Phase II loan, up to a limit of $4.0 million of construction loan principal plus interest and litigation fees potentially incurred by the lender. This guaranty will remain in effect until the balance on the loan is paid in full.

(4) Represents the Anticipated Repayment Date, as defined in the loan agreement. If the loan is not repaid on the Anticipated Repayment Date, then certain monthly payments including excess cash flow, as defined, become due through the maturity date of August 2030.

(5) For each borrowing on the construction loan, the Company has the option of choosing Prime rate or one-, two-, or three-month LIBOR plus 1.45%. The loan has an initial term of 36 months and can be extended through December 2011 through the exercise of two 12-month extension periods.

(6) For each borrowing on the construction loan, the Company has the option of choosing Prime rate or one-, two-, three-, or six-month LIBOR plus 1.25%. The loan has an initial term of 24 months and can be extended through June 2010 through the exercise of a 12-month extension period.

Bonds Payable

Bonds payable consist of three issues secured by student housing ground/facility leases, with interest and principal paid semi-annually and annually, respectively, through maturity. Covenants include, among other items, budgeted and actual debt service coverage ratios. The bonds are nonrecourse to the Company. Payment of regularly scheduled principal payments is guaranteed by MBIA Insurance Corporation. Bonds payable at December 31, 2008 consisted of the following:

Series	Mortgaged Facilities Subject to Leases	Original	Principal December 31, 2008	Weighted Average Rate	Maturity Through	Required Monthly Debt Service
1999	University Village-PVAMU/TAMIU	$ 39,270	$ 31,545	7.69%	September 2023	$ 302
2001	University College–PVAMU	20,995	17,895	7.42%	August 2025	158
2003	University College–PVAMU	4,325	3,835	5.95%	August 2028	28
	Total/weighted average rate	**$ 64,590**	**$ 53,275**	**7.47%**		**$ 488**

Schedule of Debt Maturities

Scheduled debt maturities (reflecting automatic extensions where applicable) for each of the five years subsequent to December 31, 2008 and thereafter, are as follows:

	Scheduled Principal	Due at Maturity	Total
2009	$ 11,325	$ 220,137	$ 231,462
2010	10,964	83,576	94,540
2011	10,420	194,875	205,295
2012	10,380	70,242	80,622
2013	9,226	77,509	86,735
Thereafter	56,931	526,047	582,978
	$ 109,246	$ 1,172,386	$ 1,281,632

The $220.1 million of debt scheduled to mature in 2009 is comprised of a $96.0 million construction loan which can be extended through December 2011 through the exercise of two 12-month extensions, a $28.8 million construction loan which can be extended through June 2010 through the exercise of a 12-month extension period and a $14.7 million balance on our revolving credit facility which can be extended through August 2010. The remaining $80.6 million of debt scheduled to mature in 2009 is comprised of fixed-rate mortgage debt that we expect to pay-off on or before their respective maturity dates.

Payment of principal and interest were current at December 31, 2008. Mortgage notes and bonds payable are subject to prepayment penalties.

12. Incentive Award Plan

The Company has adopted the 2004 Incentive Award Plan (the "Plan"). The Plan provides for the grant to selected employees and directors of the Company and the Company's affiliates of stock options, RSUs, RSAs, Common Units, PIUs, and other stock-based incentive awards. The Company has reserved a total of 1,210,000 shares of the Company's common stock for issuance pursuant to the Plan, subject to certain adjustments for changes in the Company's capital structure, as defined in the Plan. As of December 31, 2008, 586,711 shares were available for issuance under the Plan.

Restricted Stock Units

Upon initial appointment to the Board of Directors and reelection to the Board of Directors at each Annual Meeting of Stockholders, each outside member of the Board of Directors is granted RSUs. For all 2006 and 2007 RSU grants, no shares of stock were issued at the time of the RSU awards, and the Company was not required to set aside a fund for the payment of any such award; however, the stock was deemed to be awarded on the date of grant. Upon the Settlement Date, which was three years from the date of grant, the Company delivered to the recipients a number of shares of common stock or cash, as determined by the Compensation Committee of the Board of Directors, equal to the number of RSUs held by the recipients.

In addition, recipients of RSUs are entitled to dividend equivalents equal to the cash distributions paid by the Company on one share of common stock for each RSU issued, payable currently or on the Settlement Date, as determined by the Compensation Committee of the Board of Directors.

Commencing in 2008, all RSUs vested and settled on the date of grant. Upon reelection to the Board of Directors in May 2008, the Chairman of the Board of Directors was granted RSUs valued at $42,500 and the remaining outside members were each granted RSUs valued at $32,500. In connection with the GMH acquisition on June 11, 2008, the Company appointed a new member to the Board of Directors and granted RSUs to him valued at $32,500. The number of RSUs was determined based on the fair market value of the Company's stock on the date of grant. A summary of the Company's RSUs under the Plan for the three years ended December 31, 2008 and changes during the two years ended December 31, 2008, are presented below:

	Number of RSUs	Weighted-Average Grant Date Fair Value Per RSU
Outstanding at December 31, 2006	20,555	$ 20.69
Granted	5,376	29.77
Settled in common shares	(4,029)	17.50
Settled in cash	(3,116)	17.50
Outstanding at December 31, 2007	18,786	24.50
Granted	7,831	30.34
Settled in common shares	(11,897)	25.82
Settled in cash	(3,164)	25.43
Outstanding at December 31, 2008	11,556	$ 26.83

The RSUs are fully vested on the date of grant. Accordingly, the Company recognized expense of approximately $0.2 million for each of the years ended December 31, 2008, 2007, and 2006, respectively, reflecting the fair value of the RSUs issued on the date of grant. The weighted-average grant-date fair value for each RSU granted during the year ended December 31, 2006 was $24.28.

Restricted Stock Awards

The Company awards RSAs to its executive officers and certain employees that vest in equal annual installments over a three to five year period. Unvested awards are forfeited upon the termination of an individual's employment with the Company. Recipients of RSAs receive dividends, as declared by the Company's Board of Directors, on unvested shares, provided that the recipient continues to be employed by the Company. A summary of the Company's RSAs under the Plan for the three years ended December 31, 2008 and changes during the two years ended December 31, 2008, are presented below:

	Number of RSAs	Weighted-Average Grant Date Fair Value Per RSA
Nonvested balance at December 31, 2006	100,047	$ 23.72
Granted	110,890	30.21
Vested	(18,073)	23.27
Forfeited	(13,943)	25.68
Nonvested balance at December 31, 2007	178,921	27.64
Granted	151,492	27.62
Vested	(32,353)	26.54
Forfeited	(15,652)	26.97
Nonvested balance at December 31, 2008	282,408	$ 27.79

The weighted-average grant date fair value for each RSA granted and forfeited during the year ended December 31, 2006 was $24.80 and $23.12, respectively. In accordance with SFAS No. 123(R), the Company recognizes the value of these awards as an expense over the vesting periods, which amounted to approximately $1.9 million, $1.1 million and $0.6 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The total fair value of RSAs vested during the year ended December 31, 2008, was approximately $0.8 million. Additionally, as of December 31, 2008, the Company had approximately $6.1 million of total unrecognized compensation cost related to these RSAs, which is expected to be recognized over a remaining weighted-average period of 3.5 years.

Common Units

PIUs were issued to certain executive and senior officers upon consummation of the IPO. In connection with the Company's equity offering in July 2005, all 121,000 PIUs were converted to Common Units, as contemplated in the OP Agreement.

The Outperformance Bonus Plan was adopted upon consummation of the Company's IPO in August 2004, and consisted of awards to key employees equal to the value of 367,682 shares of the Company's common stock. Such awards vested on the third anniversary of the IPO (August 2007), upon the Company's achievement of specified performance measures. Upon vesting, the Compensation Committee of the Board of Directors exercised its permitted discretion and granted 132,400 of the awards to selected recipients in the form of PIUs, with the remainder of the awards paid in cash in the amount of $6.7 million. During the year ended December 31, 2007, the Company recorded a compensation charge of approximately $10.4 million to reflect the value of such awards. As a result of the October 2007 equity offering discussed in Note 2, a book-up event occurred for tax purposes, resulting in the 132,400 PIUs being converted to Common Units.

Each common unit is deemed equivalent to one share of the Company's common stock. Common units receive the same quarterly per unit distribution as the per share distributions on the Company's common stock.

13. Preferred Stock

As part of the Company's acquisition of GMH's student housing business, the Company acquired the GMH REIT, an entity that elected to be taxed as a REIT under the Code. In order to ensure that the entity met certain organizational requirements, on the Merger date the entity issued 131 shares of 15% Series A Cumulative Non-voting Preferred Stock. Holders of Series A Preferred Stock were entitled to receive, when and as authorized by the Company's Board of Directors, cumulative preferential cash dividends at the rate of 15% per annum of the total of $1,000 per share plus all accumulated and unpaid dividends thereon. On December 31, 2008, as contemplated as part of the merger transactions, the Company converted the GMH REIT into a Delaware limited liability company, at which time the preferred shares were redeemed at a redemption price of $1,200 per share, including a redemption premium of $200 per share.

14. Interest Rate Hedges

In February 2007, the Company extended the maturity date of the Cullen Oaks Phase I and Phase II loans to February 2014. The extended loans bear interest at a rate of LIBOR plus 1.35% and required payments of interest only through May 2008 and monthly payments of principal and interest from May 2008 through the maturity date. In connection with these loan extensions, the Company terminated the existing interest rate swap agreement and received a termination payment from the lender of approximately $0.4 million. In accordance with SFAS No. 133, the $0.4 million gain was amortized from accumulated other comprehensive income to earnings over the remaining term of the terminated interest rate swap agreement (through November 2008).

In addition, the Company entered into an interest rate swap agreement effective February 15, 2007 through February 15, 2014, that is designated to hedge its exposure to fluctuations in interest payments attributed to changes in interest rates associated with payments on the Cullen Oaks Phase I and Phase II loans. Under the terms of the interest rate swap agreement, the Company pays a fixed rate of 6.69% and receives a floating rate of LIBOR plus 1.35%. The interest rate swap had an estimated negative fair value of approximately $5.1 million and $2.1 million at December 31, 2008 and 2007, respectively, and is reflected in other liabilities in the accompanying consolidated balance sheets. Ineffectiveness resulting from the Company's hedges is not material.

15. Fair Value Disclosures

On January 1, 2008, the Company adopted SFAS No. 157, which defines fair value, establishes a framework for measuring fair value and also expands disclosures about fair value measurements. SFAS No. 157 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances. The following table presents information about our liability measured at fair value on a recurring basis as of December 31, 2008, and indicates the fair value hierarchy of the valuation techniques utilized by us to determine such fair value.

In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices observable for the asset or liability, such as interest rates and yield curves observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. In instances in which the inputs used to measure fair value may fall into different levels of the fair value hierarchy, the level in the fair value hierarchy within which the fair value measurement in its entirety has been determined is based on the lowest level input significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. Disclosures concerning assets and liabilities measured at fair value are as follows:

Liability Measured at Fair Value on a Recurring Basis at December 31, 2008

	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2008
Liability:				
Derivative financial instrument	$ -	$ 5,119	$ -	$ 5,119

The Company uses derivative financial instruments, specifically interest rate swaps, for nontrading purposes. The Company uses interest rate swaps to manage interest rate risk arising from previously unhedged interest payments associated with variable rate debt. Through December 31, 2008, derivative financial instruments were designated and qualified as cash flow hedges. Derivative contracts with positive net fair values inclusive of net accrued interest receipts or payments, are recorded in other assets. Derivative contracts with negative net fair values, inclusive of net accrued interest payments or receipts, are recorded in other liabilities. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves.

To comply with the provisions of SFAS No. 157, the Company incorporates credit valuation adjustments to appropriately reflect its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds and guarantees.

Although the Company has determined the majority of the inputs used to value its derivative fall within Level 2 of the fair value hierarchy, the credit valuation adjustment associated with its derivative utilizes Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by the Company and its counterparty. However, as of December 31, 2008, the Company has assessed the significance of the impact of the credit valuation adjustment on the overall valuation of its derivative position and has determined that the credit valuation adjustment is not significant to the overall valuation of the Company's derivative. As a result, the Company has determined its derivative valuation in its entirety is classified in Level 2 of the fair value hierarchy.

16. Lease Commitments

The Company is a party to a sublease for corporate office space beginning August 15, 2002, and expiring December 31, 2010. The Company is also party to a lease for corporate office space beginning June 19, 2008, and expiring July 31, 2013. The terms of the sublease and lease provide for a period of free rent and scheduled rental rate increases and common area maintenance charges upon expiration of the free rent period.

The Company entered into a ground lease agreement on October 2, 2003 for the purpose of constructing a student housing facility near the campus of Temple University in Philadelphia, Pennsylvania. The agreement terminates June 30, 2079 and has four six year extensions available. Under the terms of the ground lease, the lessor receives annual minimum rents of $0.1 million and contingent rental payments which are based upon the operating performance of the property. The contingent rental payment was approximately $0.1 million for 2008, 2007 and 2006.

The Company entered into a 95-year ground lease agreement on August 3, 2005 for the purpose of constructing University Centre, a student housing facility near the campuses of Rutgers University and the New Jersey Institute of Technology in Newark, New Jersey. The agreement terminates July 2102 with no extensions or renewals available. Under the terms of the ground lease, the lessor receives escalating annual rents ranging from $0.1 million to $0.4 million and contingent rental payments based upon the operating performance of the property. Straight-lined rental amounts were capitalized during the construction period and expensed upon the commencement of operations in August 2007. Rent expense under the ground lease agreement was approximately $0.3 million and $0.1 million for the years ended December 31, 2008 and 2007, respectively.

The Company entered into a 65-year ground/facility lease agreement on December 22, 2006 for the purpose of constructing Vista del Sol, a student housing facility on the campus of Arizona State University in Tempe, Arizona. The agreement will terminate on the 65th anniversary date of the opening date (August 2073) and has two ten year extensions available. During the first five years, under the terms of the ground lease, the lessor will receive annual minimum rents of approximately $0.7 million and variable rent payments based upon the operating performance of the property. For the remaining years of the lease, the lessor will receive variable rent payments based upon the operating performance of the property. Straight-lined rental amounts were capitalized during the construction period and expensed upon the commencement of operations in August 2008. Rent expense under this agreement was approximately $0.4 million for the year ended December 31, 2008.

The Company entered into a 65-year ground/facility lease agreement on October 30, 2007 for the purpose of constructing Barrett Honors College, a student housing facility on the campus of Arizona State University in Tempe, Arizona. The agreement will terminate on the 65th anniversary date of the opening date (August 2074) and has two ten year extensions available. During the first ten years, under the terms of the ground lease, the lessor will receive annual minimum rents of approximately $0.3 million. For the remaining years of the lease, the lessor will receive variable rent payments based upon the operating performance of the property. Straight-lined rental amounts are capitalized during the construction period and will be expensed once the property commences operations. This project has an anticipated completion date of August 2009.

The Company also has various operating and capital leases for furniture, office and technology equipment, which expire through 2013. Rental expense under the operating lease agreements approximated $1.4 million, $0.8 million and $0.6 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Wholly-owned properties, net at December 31, 2008 included approximately $2.9 million related to capital leases of furniture, net of approximately $1.2 million of accumulated amortization. Other assets at December 31, 2008 included approximately $0.2 million related to corporate assets under capital leases, net of approximately $0.1 million of accumulated amortization.

Future minimum commitments over the life of all leases subsequent to December 31, 2008, are as follows:

	Operating	Capital
2009	$ 1,795	$ 1,029
2010	1,804	851
2011	1,437	678
2012	1,459	292
2013	733	-
Thereafter	39,494	-
Total minimum lease payments	46,722	2,850
Amount representing interest	-	(295)
Balance of minimum lease payments	**$ 46,722**	**$ 2,555**

The capital lease obligations are reflected in other liabilities in the accompanying consolidated balance sheets. Amortization of assets recorded under capital leases is included in depreciation expense and was approximately $0.7 million, $0.6 million and $0.5 million for the years ended December 31, 2008, 2007 and 2006, respectively.

17. Commitments and Contingencies

Commitments

Development-related guarantees: The Company commonly provides alternate housing and project cost guarantees, subject to force majeure. These guarantees are typically limited, on an aggregate basis, to the amount of the projects' related development fees or a contractually agreed-upon maximum exposure amount. Alternate housing guarantees typically expire five days after construction is complete and generally require the Company to provide substitute living quarters and transportation for students to and from the university if the project is not complete by an agreed-upon completion date. Under project cost guarantees, the Company is responsible for the construction cost of a project in excess of an approved budget. The budget consists primarily of costs included in the general contractors' guaranteed maximum price contract ("GMP"). In most cases, the GMP obligates the general contractor, subject to force majeure and approved change orders, to provide completion date guarantees and to cover cost overruns and liquidated damages. In addition, the GMP is typically secured with payment and performance bonds. Project cost guarantees expire upon completion of certain developer obligations, which are normally satisfied within one year after completion of the project.

On one completed project, the Company has guaranteed losses up to $3.0 million in excess of the development fee if the loss is due to any failure of the Company to maintain, or cause its professionals to maintain, required insurance for a period of five years after completion of the project (August 2009).

In the normal course of business, the Company enters into various development-related purchase commitments with parties that provide development-related goods and services. In the event that the Company was to terminate development services prior to the completion of projects under construction, the Company could potentially be committed to satisfy outstanding purchase orders with such parties. At December 31, 2008, management does not anticipate any material deviations from schedule or budget related to third-party development projects currently in progress.

Guaranty of Joint Venture Mortgage Debt: As mentioned in Note 10, the Fidelity Joint Ventures are funded in part with secured third party debt in the amount of $342.6 million. The Operating Partnership serves as guarantor of this debt, which means the Company is liable to the lender for any loss, damage, cost, expense, liability, claim or other obligation incurred by the lender arising out of or in connection with certain non-recourse exceptions in connection with the debt. Pursuant to the respective limited liability company agreements, the Fidelity Joint Ventures agreed to indemnify, defend and hold harmless the Operating Partnership with respect to such obligations, except to the extent such obligations were caused by the willful misconduct, gross negligence, fraud or bad faith of the Operating Partnership or its employees, agents or affiliates. Therefore, the Operating Partnership's exposure under the guarantees for obligations not caused by the willful misconduct, gross negligence, fraud or bad faith of the Operating Partnership or its employees, agents or affiliates is not expected to exceed the Company's 10% proportionate interest in the related mortgage debt. Additionally, in lieu of depositing required debt service escrow funds with the lender of the one of the Fidelity joint venture's mortgage notes, the Company has provided an irrevocable standby commercial letter of credit in the amount of $0.3 million. The letter of credit was issued at inception of the joint venture and expires one year subsequent to issuance, or earlier should the property reach a debt service coverage ratio, as defined, of at least 1.20:1 for a period of twelve consecutive months on a trailing basis. The term of the letter of credit will be automatically extended for one year periods thereafter until such time the debt service coverage ratio reaches 1.20:1 or the related mortgage note is repaid or refinanced.

The Company has estimated the fair value of guarantees entered into or modified after December 31, 2002, the effective date of FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, to be immaterial. The Company's estimated maximum exposure amount under the above guarantees is approximately $358.6 million.

Contingencies

Litigation: In the normal course of business, the Company is subject to claims, lawsuits, and legal proceedings. While it is not possible to ascertain the ultimate outcome of such matters, management believes that the aggregate amount of such liabilities, if any, in excess of amounts provided or covered by insurance, will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

Letters of Intent: In the ordinary course of the Company's business, the Company enters into letters of intent indicating a willingness to negotiate for acquisitions, dispositions or joint ventures. Such letters of intent are non-binding, and neither party to the letter of intent is obligated to pursue negotiations unless and until a definitive contract is entered into by the parties. Even if definitive contracts are entered into, the letters of intent relating to the acquisition and disposition of real property and resulting contracts generally contemplate that such contracts will provide the acquirer with time to evaluate the property and conduct due diligence, during which periods the acquiror will have the ability to terminate the contracts without penalty or forfeiture of any deposit or earnest money. There can be no assurance that definitive contracts will be entered into with respect to any matter covered by letters of intent or that the Company will consummate any transaction contemplated by any definitive contract. Furthermore, due diligence periods for real property are frequently extended as needed. An acquisition or disposition of real property becomes probable at the time that the due diligence period expires and the definitive contract has not been terminated. The Company is then at risk under a real property acquisition contract, but only to the extent of any earnest money deposits associated with the contract, and is obligated to sell under a real property sales contract.

Environmental Matters: The Company is not aware of any environmental liability with respect to the properties that would have a material adverse effect on the Company's business, assets or results of operations. However, there can be no assurance that such a material environmental liability does not exist. The existence of any such material environmental liability could have an adverse effect on the Company's results of operations and cash flows.

18. Segments

The Company defines business segments by their distinct customer base and service provided. The Company has identified four reportable segments: Wholly-Owned Properties, On-Campus Participating Properties, Development Services, and Property Management Services. Management evaluates each segment's performance based on operating income before depreciation, amortization, minority interests and allocation of corporate overhead. Intercompany fees are reflected at the contractually stipulated amounts.

	Year Ended December 31, 2008	2007	2006
Wholly-Owned Properties			
Rental revenues	$ 198,871	$ 117,858	$ 90,683
Interest and other income	113	324	203
Total revenues from external customers	198,984	118,182	90,886
Operating expenses before depreciation, amortization, ground/facility lease, and allocation of corporate overhead	102,128	54,411	42,341
Ground/facility leases	376	-	-
Interest expense	44,282	24,226	18,744
Other nonoperating income	486	-	-
Operating income before depreciation, amortization, minority interests and allocation of corporate overhead	$ 52,684	$ 39,545	$ 29,801
Depreciation and amortization	$ 52,260	$ 25,648	$ 20,216
Capital expenditures	$ 142,796	$ 142,265	$ 81,597
Total segment assets at December 31,	$ 2,060,591	$ 978,275	$ 718,428
On-Campus Participating Properties			
Rental revenues	$ 22,042	$ 20,966	$ 19,960
Interest and other income	206	359	330
Total revenues from external customers	22,248	21,325	20,290
Operating expenses before depreciation, amortization, ground/facility lease, and allocation of corporate overhead	10,073	8,701	8,382
Ground/facility lease	1,402	1,622	857
Interest expense	6,166	6,226	6,447
Operating income before depreciation, amortization, minority interests and allocation of corporate overhead	$ 4,607	$ 4,776	$ 4,604
Depreciation and amortization	$ 4,322	$ 4,263	$ 4,131
Capital expenditures	$ 719	$ 480	$ 483
Total segment assets at December 31,	$ 83,946	$ 85,708	$ 88,814
Development Services			
Development and construction management fees from external customers	$ 7,922	$ 5,490	$ 5,778
Intersegment revenues	2,502	-	-
Total revenues	10,424	5,490	5,778
Operating expenses	9,471	5,588	4,566
Operating income before depreciation, amortization, minority interests and allocation of corporate overhead	$ 953	$ (98)	$ 1,212
Total segment assets at December 31,	$ 7,196	$ 7,624	$ 2,513
Property Management Services			
Property management fees from external customers	$ 6,578	$ 2,821	$ 2,532
Intersegment revenues	7,532	4,289	3,627
Total revenues	14,110	7,110	6,159
Operating expenses	6,485	3,102	2,501
Operating income before depreciation, amortization, minority interests and allocation of corporate overhead	$ 7,625	$ 4,008	$ 3,658
Total segment assets at December 31,	$ 7,258	$ 2,220	$ 1,639
Reconciliations			
Total segment revenues	$ 245,766	$ 152,107	$ 123,113
Unallocated interest income earned on corporate cash	812	794	697
Elimination of intersegment revenues	(10,034)	(4,289)	(3,627)
Total consolidated revenues, including interest income	$ 236,544	$ 148,612	$ 120,183
Segment operating income before depreciation, amortization, minority interests and allocation of corporate overhead	$ 65,869	$ 48,231	$ 39,275
Depreciation and amortization	(60,125)	(31,784)	(26,229)
Net unallocated expenses relating to corporate overhead	(16,509)	(17,014)	(9,318)
Loss from unconsolidated joint ventures	(1,619)	(108)	-
Income tax provision	(388)	(756)	(28)
Minority interests	(236)	(255)	(2,038)
(Loss) income from continuing operations	$ (13,008)	$ (1,686)	$ 1,662
Total segment assets	$ 2,158,991	$ 1,073,827	$ 811,394
Unallocated corporate assets and assets held for sale	24,918	2,469	72,987
Total assets	$ 2,183,909	$ 1,076,296	$ 884,381

19. Quarterly Financial Information (Unaudited)

The information presented below represents the consolidated financial results of the Company for the years ended December 31, 2008 and 2007.

	2008				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Total revenues	$ 41,441	$ 43,889	$ 72,688	$ 78,290	$ 236,308 (1)
Net income (loss)	$ 4,909	$ (1,450)	$ (13,094)	$ (3,420)	$ (13,055)
Net income (loss) per share-basic	$ 0.18	$ (0.04)	$ (0.31)	$ (0.08)	$ (0.35)
Net income (loss) per share-Diluted	$ 0.18	$ (0.04)	$ (0.31)	$ (0.08)	$ (0.34)

	2007				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Total revenues	$ 34,950	$ 33,366	$ 36,518	$ 42,301	$ 147,135
Net (loss) income	$ (4,678)	$ (785)	$ (2,369)	$ 6,146	$ (1,686)
Net (loss) income per share-basic	$ (0.20)	$ (0.03)	$ (0.10)	$ 0.23	$ (0.07)
Net (loss) income per share-Diluted	$ (0.20)	$ (0.03)	$ (0.10)	$ 0.23	$ (0.07)

(1) Includes revenues from discontinued operations of $0.9 million for the year ended December 31, 2008.

20. Subsequent Events

Distributions: On January 30, 2009, the Company declared a fourth quarter 2008 distribution per share of $0.3375 which was paid on February 27, 2009 to all common stockholders of record as of February 16, 2009. At the same time, the Operating Partnership was paid an equivalent amount per unit to holders of Common Units, as well as the quarterly cumulative preferential distribution to holders of Series A Preferred Units (see Note 9).

Pay-off of Mortgage Debt: In January 2009, the Company borrowed approximately $20.0 million from the revolving credit facility to pay off fixed-rate mortgage debt secured by one of our wholly-owned properties (Pirate's Cove). The mortgage debt was scheduled to mature in February 2009.

Interest Rate Swaps: On February 23, 2009, the Company entered into two $50.0 million interest rate swap agreements effective March 20, 2009 through February 20, 2012. The counter-parties are major financial institutions and the swaps will be used to hedge the Company's exposure to fluctuations in interest payments on its LIBOR-based senior secured term loan. Under the terms of the two interest rate swap agreements, the Company pays an average fixed rate of 1.7925% plus a spread based upon the Company's total leverage and receives a floating rate of LIBOR plus the same spread. In the event that the swaps at any time have a negative fair value below a certain threshold level, the Company could be required to post cash into a collateral account pledged to the interest rate swap providers. These instruments are designated as cash flow hedges under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended.

21. Schedule of Real Estate and Accumulated Depreciation

			Initial Cost		Basis Step-Up			Total Costs					
	Units	Beds	Land	Buildings and Improvements and Furniture, Fixtures and Equipment	Land	Buildings and Improvements and Furniture, Fixtures and Equipment	Costs Capitalized Subsequent to Acquisition	Land	Buildings and Improvements and Furniture, Fixtures and Equipment	Total (1)	Accumulated Depreciation (2)	Encumbrances (3)	Year Built
Wholly Owned Properties													
Villas on Apache	111	288	$ 1,465	$ 8,071	$ -	$ -	$ 3,097	$1,465	$ 11,168	$ 12,633	$ 3,901	$ 7,225	1987
The Village at Blacksburg	288	1,056	3,826	22,155	-	-	2,982	3,826	25,137	28,963	6,320	20,257	1990/ 1998
River Club Apartments	266	792	3,478	19,655	-	-	1,538	3,478	21,193	24,671	5,771	17,673	1996
River Walk Townhomes	100	336	1,442	8,194	-	-	578	1,442	8,772	10,214	2,380	7,282	1998
The Callaway House	173	538	5,080	20,500	-	-	1,229	5,080	21,729	26,809	5,647	18,658	1999
The Village at Alafaya Club	228	839	3,788	21,851	-	-	1,314	3,788	23,165	26,953	5,669	19,528	1999
The Village at Science Drive	192	732	4,673	19,021	-	-	784	4,673	19,805	24,478	4,003	-	2000
University Village at Boulder Creek	82	309	939	14,887	96	1,506	767	1,035	17,160	18,195	3,517	15,519	2002
University Village at Fresno	105	406	900	15,070	29	483	193	929	15,746	16,675	2,367	-	2004
University Village at TU	220	749	-	38,739	-	2,380	406	-	41,525	41,525	5,533	-	2004
University Village at Sweet Home	269	828	2,473	34,626	-	-	200	2,473	34,826	37,299	3,945	-	2005
University Club Tallahassee (4)	152	608	4,065	17,368	-	-	2,231	4,065	19,599	23,664	3,363	13,032	2000
The Grove at University Club (4)	64	128	600	5,735	-	-	433	600	6,168	6,768	748	4,143	2002
College Club Tallahassee (5)	96	384	1,498	11,156	-	-	1,186	1,498	12,342	13,840	1,920	8,461	2001
The Greens at College Club (5)	40	160	601	4,893	-	-	494	601	5,387	5,988	775	-	2004

			Initial Cost		Basis Step-Up			Total Costs					
	Units	Beds	Land	Buildings and Improvements and Furniture, Fixtures and Equipment	Land	Buildings and Improvements and Furniture, Fixtures and Equipment	Costs Capitalized Subsequent to Acquisition	Land	Buildings and Improvements and Furniture, Fixtures and Equipment	Total (1)	Accumulated Depreciation (2)	Encumbrances (3)	Year Built
University Club Gainesville	94	376	$ 1,416	$ 11,848	$ -	$ -	$ 433	$ 1,416	$ 12,281	$ 13,697	$ 1,560	$ 8,037	1999
The Estates	396	1,044	4,254	43,164	-	-	1,239	4,254	44,403	48,657	4,988	36,847	2002
City Parc at Fry Street	136	418	1,902	17,678	-	-	649	1,902	18,327	20,229	2,254	11,147	2004
Entrada Real	98	363	1,475	15,859	-	-	434	1,475	16,293	17,768	1,368	9,323	2000
Royal Oaks (6)	82	224	1,346	8,153	-	-	376	1,346	8,529	9,875	738	2,799	1990
Royal Pavilion (6)	60	204	1,212	7,304	-	-	342	1,212	7,646	8,858	672	2,335	1991
Royal Village Tallahassee (6)	75	288	1,764	10,768	-	-	483	1,764	11,251	13,015	948	3,139	1992
Royal Village Gainesville	118	448	2,484	15,153	-	-	706	2,484	15,859	18,343	1,468	5,718	1996
Northgate Lakes	194	710	4,807	27,284	-	-	859	4,807	28,143	32,950	2,470	10,443	1997/ 1998
Royal Lexington	94	364	2,848	12,783	-	-	640	2,848	13,423	16,271	1,228	4,480	1994
The Woods at Greenland	78	276	1,050	7,286	-	-	432	1,050	7,718	8,768	713	5,932	2001
Raider's Crossing	96	276	1,089	8,404	-	-	455	1,089	8,859	9,948	796	6,359	2002
Raider's Pass	264	828	3,877	32,445	-	-	1,042	3,877	33,487	37,364	2,870	18,830	2002/ 2003
Aggie Station	156	450	1,634	18,821	-	-	417	1,634	19,238	20,872	1,592	11,177	2003
The Outpost San Marcos	162	486	1,987	18,973	-	-	339	1,987	19,312	21,299	1,571	13,212	2003/ 2004
The Outpost San Antonio	276	828	3,262	36,252			342	3,262	36,594	39,856	2,936	23,318	2005
Callaway Villas	236	704	3,903	32,287	-	-	173	3,903	32,460	36,363	2,580	-	2006
Village on Sixth	248	752	2,763	22,480	-	-	1,954	2,763	24,434	27,197	1,478	17,111	2000/ 2006
Newtown Crossing	356	942	6,763	53,597	-	-	641	6,763	54,238	61,001	3,194	31,582	2005/ 2007
Olde Town University Square	224	550	2,277	24,614	-	-	566	2,277	25,180	27,457	1,600	20,470	2005

			Initial Cost		Basis Step-Up			Total Costs					
	Units	Beds	Land	Buildings and Improvements and Furniture, Fixtures and Equipment	Land	Buildings and Improvements and Furniture, Fixtures and Equipment	Costs Capitalized Subsequent to Acquisition	Land	Buildings and Improvements and Furniture, Fixtures and Equipment	Total (1)	Accumulated Depreciation (2)	Encumbrances (3)	Year Built
Peninsular Place	183	478	$ 2,306	$ 16,559	$ -	$ -	$ 294	$ 2,306	$ 16,853	$ 19,159	$ 1,153	$ 16,818	2005
University Centre	234	838	-	77,378	-	-	678	-	78,056	78,056	3,091	-	2007
Sunnyside Commons	68	161	6,933	768	-	-	2	6,933	770	7,703	22	-	1925-2001
Pirate's Place	144	528	1,159	9,652	-	-	286	1,159	9,938	11,097	260	6,762	1996
University Highlands	216	732	4,821	24,822	-	-	259	4,821	25,081	29,902	442	-	2004
Jacob Heights I (7)	42	162	407	5,888	-	-	36	407	5,924	6,331	103	3,850	2004
Jacob Heights III (7)	24	96	233	3,637	-	-	21	233	3,658	3,891	61	2,948	2006
The Summit (7)	192	672	1,678	26,939	-	-	150	1,678	27,089	28,767	430	23,825	2003
GrandMarc – Seven Corners	186	440	4,491	28,807	-	-	130	4,491	28,937	33,428	451	18,314	2000
University Village – Sacramento	250	394	7,275	12,639	-	-	90	7,275	12,729	20,004	228	14,740	1979
Aztec Corner	180	606	17,460	32,209	-	-	207	17,460	32,416	49,876	529	28,600	1995
University Crossings	260	1,016	20,622	47,830	-	-	1,133	20,622	48,963	69,585	794	41,994	1926/2003
Campus Corner	254	796	1,591	20,928	-	-	90	1,591	21,018	22,609	384	22,266	1997
Tower at 3rd	147	295	1,145	19,128	-	-	319	1,145	19,447	20,592	331	14,491	1973
University Mills	121	481	524	12,334	-	-	213	524	12,547	13,071	223	8,965	2002
Pirates Cove	264	1,056	2,173	26,704	-	-	772	2,173	27,476	29,649	512	19,978	2000
University Manor	168	600	1,387	14,889	-	-	324	1,387	15,213	16,600	271	14,492	2002
Brookstone Village	124	238	1,203	7,024	-	-	83	1,203	7,107	8,310	107	4,141	1993
Campus Walk – Wilmington	289	290	2,794	11,718	-	-	80	2,794	11,798	14,592	174	6,700	1989
Riverside Estates	205	700	1,998	25,281	-	-	96	1,998	25,377	27,375	429	16,200	1994
Cambridge at Southern	228	564	3,317	20,301	-	-	80	3,317	20,381	23,698	379	18,388	2006

			Initial Cost		Basis Step-Up			Total Costs					
	Units	Beds	Land	Buildings and Improvements and Furniture, Fixtures and Equipment	Land	Buildings and Improvements and Furniture, Fixtures and Equipment	Costs Capitalized Subsequent to Acquisition	Land	Buildings and Improvements and Furniture, Fixtures and Equipment	Total (1)	Accumulated Depreciation (2)	Encumbrances (3)	Year Built
Campus Club – Statesboro	276	984	$ 3,075	$ 31,100	$ -	$ -	$ 715	$ 3,075	$ 31,815	$ 34,890	$ 546	$ 18,811	2003
University Pines	144	552	1,707	17,527	-	-	156	1,707	17,683	19,390	288	11,200	2001
Lakeside	244	776	2,347	22,999	-	-	318	2,347	23,317	25,664	412	14,100	1991
The Club	120	480	1,164	11,979	-	-	210	1,164	12,189	13,353	220	9,922	1989
Pegasus Connection	306	930	6,053	37,802	-	-	271	6,053	38,073	44,126	649	29,914	1999
University Place	144	528	2,794	15,639	-	-	96	2,794	15,735	18,529	277	-	2003
Southview	240	960	3,492	41,760	-	-	195	3,492	41,955	45,447	725	18,918	1998
Stonegate	168	672	2,929	28,164	-	-	95	2,929	28,259	31,188	494	14,264	2000
The Commons	132	528	2,173	17,786	-	-	260	2,173	18,046	20,219	314	5,811	1991
University Gables	168	648	1,309	13,148	-	-	317	1,309	13,465	14,774	257	14,131	2001
Campus Ridge	132	528	960	12,831	-	-	64	960	12,895	13,855	236	-	2003
The Enclave I	120	480	582	9,205	-	-	53	582	9,258	9,840	164	9,939	2002
Hawks Landing	122	484	1,445	13,735	-	-	774	1,445	14,509	15,954	237	15,600	1994
Willowtree Apartments (8)	310	568	6,014	15,135	-	-	103	6,014	15,238	21,252	273	13,665	1968
Willowtree Towers (8)	163	283	3,793	6,745	-	-	51	3,793	6,796	10,589	136	6,686	1974
Abbott Place	222	654	1,833	18,313	-	-	660	1,833	18,973	20,806	346	17,850	1999
University Centre — Kalamazoo	232	700	1,804	19,395	-	-	252	1,804	19,647	21,451	366	19,875	2004
University Meadows	184	616	1,426	14,870	-	-	322	1,426	15,192	16,618	278	9,633	2001
Campus Way	196	684	1,581	21,845	-	-	146	1,581	21,991	23,572	383	15,375	1993
Campus Walk – Oxford	108	432	1,096	11,271	-	-	173	1,096	11,444	12,540	224	8,133	2001
Campus Trails	156	480	1,358	11,291	-	-	119	1,358	11,410	12,768	213	7,486	1991
University Pointe	204	682	989	27,576	-	-	96	989	27,672	28,661	462	21,300	2004
University Trails	240	684	1,183	25,173	-	-	177	1,183	25,350	26,533	430	15,725	2003

			Initial Cost		Basis Step-Up			Total Costs					
	Units	Beds	Land	Buildings and Improvements and Furniture, Fixtures and Equipment	Land	Buildings and Improvements and Furniture, Fixtures and Equipment	Costs Capitalized Subsequent to Acquisition	Land	Buildings and Improvements and Furniture, Fixtures and Equipment	Total (1)	Accumulated Depreciation (2)	Encumbrances (3)	Year Built
Vista del Sol	613	1,866	$ -	$ 136,986	$ -	$ -	$ 232	$ -	$ 137,218	$ 137,218	$ 1,710	$ 96,046	2008
Villas at Chestnut Ridge	196	552	2,756	33,517	-	-	9	2,756	33,526	36,282	455	28,773	2008
Barrett Honors College (9)	601	1,720	-	63,701	-	-	-	-	63,701	63,701	-	-	2009
Subtotal	15,349	48,298	$224,321	$ 1,812,002	$ 125	$ 4,369	$ 41,161	$ 224,446	$ 1,857,532	$ 2,081,978	$ 113,352	$ 1,080,666	
On-Campus Participating Properties													
University Village – PVAMU	612	1,920	$ -	$ 36,506	$ -	$ -	$ 2,226	$ -	$ 38,732	$ 38,732	$ 17,133	$ 27,360	1996/ 97/98
University College – PVAMU	756	1,470	-	22,650	-	-	1,541	-	24,191	24,191	8,028	21,730	2000/ 2003
University Village – TAMIU	84	250	-	5,844	-	-	319	-	6,163	6,163	2,674	4,185	1997
Cullen Oaks Phase I and II	411	879	-	33,910	-	-	989	-	34,899	34,899	6,848	32,991	2001/ 2005
Subtotal	1,863	4,519	-	98,910	-	-	5,075	-	103,985	103,985	34,683	86,266	
Total-all properties	17,212	52,817	$224,321	$ 1,910,912	$ 125	$ 4,369	$ 46,236	$ 224,446	$ 1,961,517	$ 2,185,963	$ 148,035	$ 1,166,932	

(1) Total aggregate costs for Federal income tax purposes is $2,096 million.
(2) The depreciable lives for buildings and improvements and furniture, fixtures and equipment range from three to forty years.
(3) Total encumbrances exclude net unamortized debt premiums of $5.7 million and net unamortized debt discounts of $10.4 million as of December 31, 2008.
(4) For lease administration purposes, University Club Tallahassee and The Grove at University Club are reported combined. As a result, costs capitalized subsequent to acquisition and accumulated depreciation are allocated to the respective properties based on relative bed count.
(5) For lease administration purposes, College Club Tallahassee and The Greens at College Club are reported combined. As a result, costs capitalized subsequent to acquisition and accumulated depreciation are allocated to the respective properties based on relative bed count.
(6) For lease administration purposes, Royal Oaks, Royal Pavilion, and Royal Village Tallahassee are reported combined. As a result, costs capitalized subsequent to acquisition and accumulated depreciation are allocated to the respective properties based on relative bed count.
(7) For lease administration purposes, Jacob Heights I, Jacob Heights III and The Summit are reported combined. As a result, costs capitalized subsequent to acquisition and accumulated depreciation are allocated to the respective properties based on relative bed count.
(8) For lease administration purposes, Willowtree Apartments and Willowtree Towers are reported combined. As a result, costs capitalized subsequent to acquisition and accumulated depreciation are allocated to the respective properties based on relative bed count.
(9) Barrett Honors College commenced construction in November 2007. Initial costs represent construction costs associated with the development of this property. Year built represents the scheduled completion date.

The changes in the Company's investments in real estate and related accumulated depreciation for each of the years ended December 31, 2008, 2007, and 2006 are as follows:

	For the Year Ended December 31,					
	2008		2007		2006	
	Wholly-Owned [1]	On-Campus [2]	Wholly-Owned [1]	On-Campus [2]	Wholly-Owned [1]	On-Campus [2]
Investments in Real Estate:						
Balance, beginning of year	$ 1,017,425	$ 103,266	$ 740,238	$ 102,786	$ 451,033	$ 102,337
Acquisition of land for development	8,226	-	10,022	-	-	-
Acquisition of properties	980,504	-	131,319	-	248,321	-
Improvements and development expenditures	145,011	719	133,090	480	79,100	449
Contribution of land from minority partner in development joint venture	-	-	2,756	-	-	-
Disposition of properties	(50,981)	-	-	-	(38,216)	-
Balance, end of year	$ 2,100,185	$ 103,985	$ 1,017,425	$ 103,266	$ 740,238	$ 102,786
Accumulated Depreciation:						
Balance, beginning of year	$ (70,363)	$ (30,361)	$ (46,041)	$ (26,098)	$ (33,935)	$ (21,967)
Depreciation for the year	(42,989)	(4,322)	(24,322)	(4,263)	(18,462)	(4,131)
Disposition of properties	-	-	-	-	6,356	-
Balance, end of year	$ (113,352)	$ (34,683)	$ (70,363)	$ (30,361)	$ (46,041)	$ (26,098)

(1) Owned off-campus properties and owned on-campus properties

(2) On-campus participating properties

Certification Of Chief Executive Officer
Pursuant To Section 302 Of The Sarbanes–Oxley Act Of 2002

I, William C. Bayless, Jr, certify that:

1. I have reviewed this annual report on Form 10-K of American Campus Communities, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f), for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 2, 2009

By: /s/ William C. Bayless, Jr.

William C. Bayless, Jr.
President and Chief Executive Officer

Certification Of Chief Financial Officer
Pursuant To Section 302 Of The Sarbanes–Oxley Act Of 2002

I, Jonathan A. Graf, certify that:

1. I have reviewed this annual report on Form 10-K of American Campus Communities, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f), for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 2, 2009

By: /s/ Jonathan A. Graf

Jonathan A. Graf
Executive Vice President, Chief Financial Officer and Treasurer

Exhibit 32.1

Certification of Chief Executive Officer Pursuant to 18 U. S. C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, William C. Bayless, Jr., Chief Executive Officer of American Campus Communities, Inc. (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

(i) The Annual Report on Form 10-K of the Company for the annual period ended December 31, 2008 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 (15 U.S.C. 78m); and

(ii) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 2, 2009 /s/ William C. Bayless, Jr.

William C. Bayless, Jr.
President and Chief Executive Officer

Exhibit 32.2

Certification of Chief Financial Officer Pursuant to 18 U. S. C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Jonathan A. Graf, Chief Financial Officer of American Campus Communities, Inc. (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

(i) The Annual Report on Form 10-K of the Company for the annual period ended December 31, 2008 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 (15 U.S.C. 78m); and

(ii) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 2, 2009 /s/ Jonathan A. Graf

Jonathan A. Graf
Executive Vice President, Chief
Financial Officer and Treasurer

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COMMON STOCK PERFORMANCE GRAPH



Comparison of Cumulative Total Return for the period August 17, 2004 to December 31, 2008
(American Campus Communities, S&P 500 Index and MSCI US REIT Index)
$200
$175
$150
$125
$100
$75
Dollars
August 2004
December 2004
December 2005
December 2006
December 2007
December 2008
American Campus Communities
S&P 500 Index
MSCI US REIT Index

The following performance graph compares the cumulative total return on our common stock with the cumulative total return of the Standard & Poor's 500 Stock Index and the MSCI US REIT Index for the period August 17, 2004, the date of our IPO, through December 31, 2008. The performance graph assumes an investment of $100 on August 17, 2004 in each of us and the two previously mentioned indices, and the reinvestment of any dividends. The performance reflected in the graph is not necessarily indicative of future performance.

AMERICAN
CAMPUS
COMMUNITIES

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Corporate Information

Board of Directors

William C. Bayless, Jr.
President, Chief Executive Officer and Director, Executive Committee Chairman

R.D. Burck
Chairman of the Board, Audit Committee Member, Nominating and Corporate Governance Committee Member

G. Steven Dawson
Director, Audit Committee Chairman, Compensation Committee Member

Cydney Donnell
Director, Executive Committee Member, Nominating and Corporate Governance Committee Member

Edward Lowenthal
Director, Compensation Committee Member, Nominating and Corporate Governance Committee Chairman

Brian B. Nickel
Senior Executive Vice President, Chief Investment Officer and Director, Executive Committee Member

Joseph Macchione
Director, Executive Committee Member

Winston W. Walker
Director, Audit Committee Member, Compensation Committee Chairman

Executive Officers

William C. Bayless, Jr.
President, Chief Executive Officer

Greg A. Dowell
Senior Executive Vice President, Chief Operating Officer

Brian B. Nickel
Senior Executive Vice President, Chief Investment Officer, Secretary

Jonathan A. Graf
Executive Vice President, Chief Financial Officer, Treasurer

James C. Hopke, Jr.
Executive Vice President, Project Management & Construction

James E. Wilhelm, III
Executive Vice President, Public-Private Transactions

Legal Counsel

Locke Lord Bissell & Liddell LLP
Dallas, Texas

Auditors

Ernst & Young LLP
Austin, Texas

Transfer Agent

BNY Mellon
Shareowner Services
480 Washington Boulevard
Jersey City, New Jersey
07310-1900
T. (800) 370-1163
www.bnymellon.com/shareowner/isd

Shareholder Information

Copies of the Company's Form 10-K and all amendments filed with the Securities and Exchange Commission for the year ended December 31, 2008, Committee Charters, Guidelines on Governance, Code of Business Conduct and Ethics and Code of Ethical Conduct for Senior Financial Officers may be obtained free of charge by contacting:

Investor Relations
American Campus Communities
805 Las Cimas Parkway,
Suite 400
Austin, Texas 78746
ir@studenthousing.com
www.studenthousing.com

The 2008 Domestic Company Section 303A CEO Certification was filed with the NYSE without qualification. The certifications required pursuant to Sarbanes-Oxley Section 302 were filed with the SEC as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2008.

Annual Meeting

May 7, 2009
10:00 a.m. CT
American Campus Communities
805 Las Cimas Parkway,
Suite 400
Austin, Texas 78746



AMERICAN
CAMPUS
COMMUNITIES

805 Las Cimas Parkway, Suite 400
Austin, Texas 78746
T. (512) 732-1000 F. (512) 732-2450
www.studenthousing.com